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EXHIBIT 99.1

NOTICE OF MEETING, INVITATION LETTER TO SHAREHOLDERS AND MANAGEMENT PROXY CIRCULAR, DATED MARCH 5, 2010

MANAGEMENT PROXY CIRCULAR         NOTICE OF 2010 ANNUAL GENERAL MEETING         MAY 4, 2010

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS OF SUNCOR ENERGY INC.

The Annual Meeting of Shareholders of Suncor Energy Inc. will be held on Tuesday, May 4, 2010, in the Telus Convention Centre, 120 Ninth Avenue SE, Calgary, Alberta, at 10:30 a.m. local time (MST).

The meeting will have the following purposes:

•
to receive the consolidated financial statements of the Corporation for the year ended December 31, 2009 together with the auditor's report;

•
to elect directors of the Corporation to hold office until the close of the next annual meeting;

•
to appoint auditors of the Corporation to hold office until the close of the next annual meeting; and

•
to transact such other business as may properly be brought before the meeting or any continuation of the meeting after an adjournment or postponement.

The accompanying management proxy circular provides detailed information relating to the matters to be dealt with at the meeting and forms part of this notice.

Shareholders are encouraged to express their vote in advance by completing the enclosed form of proxy. Detailed instructions on how to complete and return proxies are provided on pages 2 to 4 of the accompanying management proxy circular. To be effective, the completed form of proxy must be received by our transfer agent and registrar, Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, at any time prior to 10:30 a.m., Calgary time, on Friday, April 30, 2010.

Shareholders may also vote their shares by telephone or through the internet up to 48 hours prior to the start of the meeting, using the procedures described in the enclosed form of proxy.

Shareholders registered at the close of business on March 5, 2010, will be entitled to receive notice of and vote at the meeting.

By order of the Board of Directors of Suncor Energy Inc.

Janice B. Odegaard
Vice President and Corporate Secretary

March 5, 2010
Calgary, Alberta

INVITATION TO SHAREHOLDERS

Dear Shareholder:

On behalf of Suncor Energy Inc.'s Board of Directors, management and employees, we invite you to attend our Annual Meeting of Shareholders on Tuesday, May 4, 2010, to be held in the Telus Convention Centre, 120 Ninth Avenue SE, Calgary, Alberta, at 10:30 a.m. local time.

The items of business to be considered at this meeting are described in the Notice of Annual Meeting and accompanying management proxy circular.

Your participation at this meeting is very important to us. We encourage you to vote, which can easily be done by following the instructions enclosed with the circular. Following the formal portion of the meeting, management will review Suncor's operational and financial performance during 2009 and provide an outlook on priorities for 2010 and beyond. You will also have an opportunity to ask questions and to meet your directors and executives.

All of our public documents, including our 2009 annual report, are available in the Investor Centre on our web site located at www.suncor.com. We encourage you to visit our web site during the year for information about our company, including news releases and investor presentations. To ensure you receive all the latest news on Suncor, including the speeches of senior executives, you can use the 'E-news' subscribe feature on Suncor's web site.

We look forward to seeing you at the meeting.

Yours sincerely,

John Ferguson Chairman of the Board	Rick George President and Chief Executive Officer

VOTING AND PROXIES: QUESTIONS AND ANSWERS	2
BUSINESS OF THE MEETING	5
Financial Statements	5
Election of Directors	5
Appointment of Auditors	11
COMPENSATION DISCUSSION & ANALYSIS	12
BOARD OF DIRECTORS COMPENSATION	12
Total Compensation	12
Equity-Based Compensation	13
EXECUTIVE COMPENSATION	16
Governance	16
Executive Compensation Components: Base Salary + At Risk Compensation	18
Compensation of the President and Chief Executive Officer	20
Performance Graph	23
DIRECTORS' AND OFFICERS' INSURANCE	35
CORPORATE GOVERNANCE	35
SCHEDULE A: DIRECTORS' OUTSTANDING OPTION-BASED AND SHARE-BASED AWARDS	36
SCHEDULE B: NAMED EXECUTIVE OFFICERS' OUTSTANDING SHARE-BASED AWARDS AND OPTION-BASED AWARDS	39
SCHEDULE C: LEGACY COMPENSATION INFORMATION	42
SCHEDULE D: CORPORATE GOVERNANCE SUMMARY	45
SCHEDULE E: BOARD TERMS OF REFERENCE	52
SCHEDULE F: POSITION DESCRIPTION FOR INDEPENDENT BOARD CHAIR	58
SCHEDULE G: DIRECTOR INDEPENDENCE POLICY AND CRITERIA	60
Note: all financial information is reported in Canadian dollars unless otherwise noted.

SUNCOR ENERGY INC. 2010 MANAGEMENT PROXY CIRCULAR 1

VOTING AND PROXIES: QUESTIONS AND ANSWERS

This circular is furnished in connection with the solicitation by or on behalf of the management of Suncor Energy Inc. ("Suncor", the "Corporation" or "we") of proxies to be used at the Annual Meeting of Shareholders of Suncor to be held at the Telus Convention Centre, 120 Ninth Avenue SE, Calgary, Alberta, on Tuesday, May 4, 2010, at 10:30 a.m. (MST) for the purposes indicated in the Notice of Annual Meeting.

It is expected that solicitation will be primarily by mail, but proxies may also be solicited personally, by telephone or facsimile or other similar means by Suncor employees or agents. Custodians and fiduciaries will be supplied with proxy materials to forward to beneficial owners of common shares of Suncor and normal handling charges will be paid for such forwarding services. The record date to determine which shareholders are entitled to receive notice of and vote at the meeting is March 5, 2010.

Your vote is very important to us. We encourage you to exercise your vote using any of the voting methods described below. Your completed Form of Proxy must be received by Computershare Trust Company of Canada by 10:30 a.m., Calgary time, on Friday, April 30, 2010. Please read the following for commonly asked questions and answers regarding voting and proxies.

Q. Am I entitled to vote?

A.  You are entitled to vote if you were a holder of common shares of Suncor Energy Inc. as of the close of business on March 5, 2010, the record date for the meeting. Each common share is entitled to one vote. The list of registered shareholders maintained by Suncor will be available for inspection after March 8, 2010, during usual business hours at the offices of Computershare Trust Company of Canada ("Computershare"), #600, 530 - 8th Avenue SW, Calgary, Alberta T2P 3S8 and will be available at the meeting.

Q.  What am I voting on?

A.  You will be voting on:

•
the election of directors of the Corporation until the close of the next annual meeting; and

•
the appointment of PricewaterhouseCoopers LLP as auditors of the Corporation until the close of the next annual meeting.

Q.  What if amendments are made to these matters or if other matters are brought before the meeting?

A.  If you attend the meeting in person and are eligible to vote, you may vote on such matters as you choose. If you have completed and returned a proxy, the person named in the proxy form will have discretionary authority with respect to amendments or variations to matters identified in the Notice of Annual Meeting and to other matters that may properly come before the meeting. As of the date of this management proxy circular, our management knows of no such amendment, variation or other matter expected to come before the meeting. If any other matters properly come before the meeting, the persons named in the proxy form will vote on them in accordance with their best judgment.

Q.  Who is soliciting my proxy?

A.  The management of Suncor is soliciting your proxy. Solicitation of proxies is done primarily by mail, supplemented by telephone or other contact, by our employees or agents at a nominal cost, and all of these costs are paid by Suncor.

Q.  How can I vote?

A.  If you are eligible to vote and your shares are registered in your name, you can vote your shares in person at the meeting or by signing and returning your proxy form in the prepaid envelope provided or by voting using the internet at www.investorvote.com or by calling 1-866-732-VOTE (8683).

If your shares are not registered in your name but are held by a nominee, please see below.

Q.  How can a non-registered shareholder vote?

A.  If your shares are not registered in your name, but are held in the name of a nominee (usually a bank, trust company, securities broker or other financial institution), your nominee is required to seek your instructions as to how to vote your shares. Your nominee will have provided you with a package of information, including these meeting materials and either a proxy or a voting form. Carefully follow the instructions accompanying the proxy or voting form.

2 SUNCOR ENERGY INC. 2010 MANAGEMENT PROXY CIRCULAR

Q.  How can a non-registered shareholder vote in person at the meeting?

A.  Suncor does not have access to all the names of its non-registered shareholders. Therefore, if you are a non-registered shareholder and attend the meeting, we will have no record of your shareholdings or of your entitlement to vote unless your nominee has appointed you as a proxyholder. If you wish to vote in person at the meeting, insert your name in the space provided on the proxy form or voting form sent to you by your nominee. In doing so you are instructing your nominee to appoint you as a proxyholder. Complete the form by following the return instructions provided by your nominee. You should report to a representative of Computershare upon arrival at the meeting.

Q.  Who votes my shares and how will they be voted if I return a proxy?

A.  By properly completing and returning a proxy, you are authorizing the person named in the proxy to attend the meeting and vote your shares. You can use the enclosed proxy form, or any other proper form of proxy, to appoint your proxyholder.

The shares represented by your proxy must be voted according to your instructions in the proxy. If you properly complete and return your proxy but do not specify how you wish the votes cast, your shares will be voted as your proxyholder sees fit. Unless contrary instructions are provided, shares represented by proxies received by management will be voted:

•
FOR the election of directors from those nominees set out in this management proxy circular; and

•
FOR the appointment of PricewaterhouseCoopers LLP as auditors.

Q.  Can I appoint someone other than the individuals named in the enclosed proxy form to vote my shares?

A.  Yes, you have the right to appoint the person of your choice, who does not need to be a shareholder, to attend and act on your behalf at the meeting. If you wish to appoint a person other than the names that appear, then strike out those printed names appearing on the proxy form and insert the name of your chosen proxyholder in the space provided.

NOTE: It is important to ensure that any other person you appoint is attending the meeting and is aware that his or her appointment to vote your shares has been made. Proxyholders should, on arrival at the meeting, present themselves to a representative of Computershare.

Q.  What if my shares are registered in more than one name or in the name of my company?

A.  If the shares are registered in more than one name, all those registered must sign the form of proxy. If the shares are registered in the name of your company or any name other than yours, you may require documentation that proves you are authorized to sign the proxy form.

Q.  Can I revoke a proxy or voting instruction?

A.  If you are a registered shareholder and have returned a proxy, you may revoke it by:

1.
completing and signing a proxy bearing a later date, and delivering it to Computershare; or

2.
delivering a written statement, signed by you or your authorized attorney to:

(a)
the Corporate Secretary of Suncor Energy Inc. at 112 - 4th Avenue SW, Calgary, Alberta, T2P 2V5 at any time up to and including the last business day prior to the meeting, or the business day preceding the day to which the meeting adjourned; or

(b)
to the Chairman of the meeting prior to the start of the meeting.

If you are a non-registered shareholder, contact your nominee.

Q.  Is my vote confidential?

A.  Your proxy vote is confidential. Proxies are received, counted, and tabulated by our transfer agent, Computershare. Computershare does not disclose the results of individual shareholder votes unless: they contain a written comment clearly intended for management; in the event of a proxy contest or proxy validation issue; or if necessary to meet legal requirements.

Q.  How many common shares are outstanding?

A.  As of February 26, 2010, there were 1,560,828,439 common shares outstanding. We have no other class or series of voting shares outstanding.

As of February 26, 2010, there is no person who, to the knowledge of our directors and officers, beneficially owns, directly or indirectly, or exercises control or direction over, common shares carrying more than 10% of the voting rights attached to all outstanding common shares.

SUNCOR ENERGY INC. 2010 MANAGEMENT PROXY CIRCULAR 3

Q.  What is electronic delivery?

A.  Electronic delivery is voluntary e-mail notification sent to shareholders when documents such as our annual report, quarterly reports and this management proxy circular are available on our web site. If you wish, you may elect to be notified by e-mail when documentation is posted on our web site. Electronic delivery will save paper, provide an environmental benefit and reduce costs.

Q.  How can I ask for electronic delivery?

A.  If you are a registered shareholder, go to the Investor Communication web site at www.InvestorDelivery.com and follow the instructions on the screen.

You will need your Control Number and your PIN number (you will find them on the proxy form provided in your package).

Non-registered holders can sign-up for mailings (not proxy materials) through www.computershare.com/mailinglist.

Q.  What if I have other questions?

A.  If you have a question regarding the meeting, please contact Computershare at 1-877-982-8760 or at www.computershare.com.

Webcast of Meeting

The meeting may also be viewed via webcast on www.suncor.com starting at 10:30 a.m. (MST) on Tuesday May 4, 2010. Shareholders may view the meeting and ask questions on line, but will not be able to vote via the webcast.

This document contains forward-looking statements based on Suncor's current plans, expectations, projections and assumptions. Some of the forward-looking statements may be identified by words like "expects" and "plans". These statements are not guarantees of future performance. Actual results could differ materially, as a result of factors, risks and uncertainties known and unknown to which Suncor's business is subject. Further discussion of the risks, uncertainties and other factors that could affect these plans, and any actual results, is contained in Suncor's annual report to shareholders and other documents filed with regulatory authorities.

4 SUNCOR ENERGY INC. 2010 MANAGEMENT PROXY CIRCULAR

BUSINESS OF THE MEETING

FINANCIAL STATEMENTS

The consolidated financial statements for the year ended December 31, 2009 are included in the 2009 Annual Report.

ELECTION OF DIRECTORS

Number of Directors. Suncor's articles stipulate there shall be not more than 15 nor fewer than 8 directors. There are currently 14 directors. In accordance with our by-laws, the Board of Directors has determined that 14 directors will be elected at the meeting. The term of office of each director is from the date of the meeting at which he or she is elected or appointed until the next annual meeting of shareholders or until a successor is elected or appointed.

Unless authority to do so is withheld, the persons named in the accompanying Form of Proxy intend to vote FOR the election of the nominees whose names appear on pages 6 to 9. Management does not expect that any of the nominees will be unable to serve as a director but, if that should occur for any reason prior to the meeting, the persons named in the accompanying form of proxy reserve the right to vote for another nominee at their discretion unless the proxy specifies the common shares are to be withheld from voting in the election of directors.

Majority Voting for Directors. The Board of Directors has adopted a policy which requires that any nominee for director who receives a greater number of votes "withheld" than votes "for" his or her election as a director shall submit his or her resignation to the Governance Committee of the Board of Directors for consideration promptly following the meeting. This policy applies only to uncontested elections, meaning elections where the number of nominees for directors is equal to the number of directors to be elected. The Governance Committee shall consider the resignation and shall provide a recommendation to the Board of Directors. The Board of Directors will consider the recommendation of the Governance Committee and determine whether to accept it within 90 days of the applicable meeting and a news release will be issued by Suncor announcing the Board of Directors' determination. A director who tenders his or her resignation will not participate in any meetings to consider whether the resignation shall be accepted.

Shareholders should note that, as a result of the majority voting policy, a "withhold" vote is effectively the same as a vote against a director nominee in an uncontested election.

SUNCOR ENERGY INC. 2010 MANAGEMENT PROXY CIRCULAR 5

The Persons Nominated for Election as Directors Are:

MEL E. BENSON
(independent)
Calgary, Alberta
Current age: 61
Period of service as a director:
April 19, 2000 to present
Common Shares (1): 17,560
Deferred Share Units (2): 35,253
Directors' Options (3): 16,000

Mel Benson is president of Mel E. Benson Management Services Inc., an international management consulting firm based in Calgary, Alberta. In 2000, Mr. Benson retired from a major international oil company. Mr. Benson is a director of Tenax Energy Inc., a director of Winalta Homes Inc. and director of the Fort McKay Group of Companies, a community trust. He is active with several charitable organizations including Hull Family Services. He is also a member of the board of governors for the Northern Alberta Institute of Technology.

BRIAN A. CANFIELD
(independent)
Point Roberts, Washington
Current age: 71
Period of service as a director:
November 10, 1995 to present
Common Shares (1): 14,020
Deferred Share Units (2): 63,242
Directors' Options (3): 96,000

Brian Canfield is the chairman of TELUS Corporation, a telecommunications company. Beginning his career with TELUS as a telephone installer in 1956, Mr. Canfield rose through the corporate ranks to occupy positions as President, CEO and COO. Mr. Canfield is a member of the Order of Canada, a member of the Order of British Columbia and a fellow of the Institute of Corporate Directors. He was also the first businessperson to receive an honorary Doctorate of Technology from the BC Institute of Technology.

DOMINIC D`ALESSANDRO
(independent)
Toronto, Ontario
Current age: 63
Periods of service as a director:
November 12, 2009 to present
Common Shares (1): 10,000
Deferred Share Units (2): 6,862
Directors' Options (3): 0

Dominic D'Alessandro was president and chief executive officer of Manulife Financial Corporation from 1994 to 2009 and is currently a director of CGI Group Inc. and Canadian Imperial Bank of Commerce. For his many business accomplishments, Mr. D'Alessandro was recognized as Canada's Most Respected CEO in 2004 and CEO of the Year in 2002, and was inducted into the Insurance Hall of Fame in 2008. Mr. D'Alessandro is an officer of the Order of Canada and has been appointed as a Commendatore of the Order of the Star of Italy. In 2009, he received the Woodrow Wilson Award for Corporate Citizenship and in 2005 was granted the Horatio Alger Award for community leadership. Mr. D'Alessandro is an FCA, and holds a Bachelor of Science from Concordia University in Montreal. He has also been awarded honorary doctorates from York University, the University of Ottawa, Ryerson University and Concordia University.

JOHN T. FERGUSON
(independent)
Edmonton, Alberta
Current age: 68
Period of service as a director:
November 10, 1995 to present
Common Shares (1): 45,785
Deferred Share Units (2): 53,987
Directors' Options (3): 100,000

John Ferguson is founder and chairman of the board of Princeton Developments Ltd. and Princeton Ventures Ltd. Mr. Ferguson is also a director of Fountain Tire Ltd., the Royal Bank of Canada and Strategy Summit Ltd. In addition, he is a board member of the Alberta Bone and Joint Institute, an advisory member of the Canadian Institute for Advanced Research and chancellor emeritus and chairman emeritus of the University of Alberta. Mr. Ferguson is a fellow of the Alberta Institute of Chartered Accountants and of the Institute of Corporate Directors.

6 SUNCOR ENERGY INC. 2010 MANAGEMENT PROXY CIRCULAR

W. DOUGLAS FORD
(independent)
Bonita Springs, Florida
Current age: 66
Period of service as a director:
April 29, 2004 to present
Common Shares (1): 0
Deferred Share Units (2): 40,409
Directors' Options (3): 40,000

W. Douglas Ford was chief executive, refining and marketing for BP p.l.c. from 1998 to 2002 and was responsible for the refining, marketing and transportation network of BP as well as the aviation fuels business, the marine business and BP shipping. Mr. Ford currently serves as a director of USG Corporation and Air Products and Chemicals Inc. He is also a director of the Home Run Inn and a member of the board of trustees of the University of Notre Dame.

RICHARD L. GEORGE
(non-independent, management)
Calgary, Alberta
Current age: 59
Period of service as a director:
February 1, 1991 to present
Common Shares (1): 412,648
Deferred Share Units (2): 417,548
Directors' Options (3): n/a

Richard George is the president and chief executive officer of Suncor Energy Inc. (4) Mr. George is also a director of the Swiss offshore and onshore drilling company Transocean Ltd. He currently serves as the Canadian Chair of the North American Competitiveness Council and he chaired the 2008 Governor General's Canadian Leadership Conference. Mr. George was named a member of the Order of Canada in 2007.

PAUL HASELDONCKX
(independent)
Essen, Germany
Current age: 61
Period of service as a director:
August 1, 2009 to present
(Petro-Canada 2002 –
July 31, 2009)
Common Shares (1): 12,020
Deferred Share Units (2): 7,052
Directors' Options (3): 0
Directors' Restricted Share Units (2): 3,950

Paul Haseldonckx was a director of Petro-Canada and a member of the management board of Veba Oel AG, Germany's largest downstream company, including the ubiquitous Aral AG gas stations in Europe. Mr. Haseldonckx represented Veba's interests at the board of the Cerro Negro joint venture, an in situ oil sands development including an upgrader, during the construction and early production phase. Mr. Haseldonckx holds a Master of Science and completed Executive Programs at INSEAD, Fontainebleau and IMD, Lausanne.

JOHN R. HUFF
(independent)
Houston, Texas
Current age: 63
Period of service as a director:
January 30, 1998 to present
Common Shares (1): 42,983
Deferred Share Units (2): 63,388
Directors' Options (3): 96,000
John Huff is chairman of Oceaneering International Inc., an oilfield services company. He also serves as director of BJ Services Company and KBR Inc.

SUNCOR ENERGY INC. 2010 MANAGEMENT PROXY CIRCULAR 7

JACQUES LAMARRE
(independent)
Montreal, Quebec
Current age: 66
Period of service as a director:
November 12, 2009 to present
Common Shares (1): 6,280
Deferred Share Units (2): 6,849
Directors' Options (3): 0

Jacques Lamarre was the president and chief executive officer of SNC-Lavalin from 1996-2009. Mr. Lamarre is an officer of the Order of Canada, and a founding member and past chair of the Commonwealth Business Council. He is also past chair of the Board of Directors of the Conference Board of Canada and a founding member of the World Economic Forum's Governors for Engineering & Construction. Currently, he serves as a director of The Royal Bank of Canada and of P3 Canada and as a member of the Engineering Institute of Canada, Engineers Canada and the Ordre des ingénieurs du Québec. Mr. Lamarre holds a Bachelor of Arts and a Bachelor of Arts and Science in Civil Engineering from Laval University in Quebec City. He also completed Harvard University's Executive Development Program. In addition, Mr. Lamarre holds honorary doctorates from the University of Waterloo and the University of Moncton.

BRIAN F. MACNEILL
(independent)
Calgary, Alberta
Current age: 70
Period of service as a director:
August 1, 2009 to present
(Petro-Canada 1995 –
July 31, 2009)
Common Shares (1): 13,056
Deferred Share Units (2): 46,785
Directors' Options (3): 0
Directors' Restricted Share Units (2): 34,369

Brian MacNeill was a director and chairman of the board of Petro-Canada and is a Chartered Accountant, a Certified Public Accountant and holds a Bachelor of Commerce. He is a director of TELUS Corporation, West Fraser Timber Co. Ltd., Capital Power Corp and Oilsands Quest Inc. Mr. MacNeill is a member of the Canadian Institute of Chartered Accountants and the Financial Executives Institute. He is also a fellow of the Alberta Institute of Chartered Accountants and of the Institute of Corporate Directors. Mr. MacNeill is also a member of the Order of Canada.

MAUREEN MCCAW
(independent)
Edmonton, Alberta
Current age: 55
Period of service as a director:
August 1, 2009 to present
(Petro-Canada 2004 –
July 31, 2009)
Common Shares (1): 7,640
Deferred Share Units (2): 17,176
Directors' Options (3): 0

Maureen McCaw was a director of Petro-Canada and is senior vice president (Edmonton) of Leger Marketing, formerly Criterion Research Corp., a company she founded in 1986. Ms. McCaw holds a Bachelor of Arts from the University of Alberta and an Institute of Corporate Directors certification (ICD.D). In addition to being president of Tinnakilly Inc. and a director of the Edmonton International Airport, Women Building Futures and Royal Alexandria Hospital, she is also managing partner at Prism Ventures. She is a past chair of the Edmonton Chamber of Commerce and serves on a number of Alberta boards and advisory committees.

MICHAEL W. O'BRIEN
(independent)
Canmore, Alberta
Current age: 65
Period of service as a director:
April 26, 2002 to present
Common Shares (1): 51,808
Deferred Share Units (2): 33,705
Directors' Options (3): 48,000

Michael O'Brien served as executive vice president, corporate development, and chief financial officer of Suncor Energy Inc. before retiring in 2002. Mr. O'Brien is lead director of Shaw Communications Inc. In addition, he is past chair of the board of trustees for Nature Conservancy Canada, past chair of the Canadian Petroleum Products Institute and past chair of Canada's Voluntary Challenge for Global Climate Change.

8 SUNCOR ENERGY INC. 2010 MANAGEMENT PROXY CIRCULAR

JAMES W. SIMPSON
(independent)
Danville, California
Current age: 65
Period of service as a director:
August 1, 2009 to present
(Petro-Canada 2004 –
July 31, 2009)
Common Shares (1): 4,736
Deferred Share Units (2): 15,551
Directors' Options (3): 0

James Simpson was a director of Petro-Canada and is past president of Chevron Canada Resources (oil and gas). He serves as Lead Director for Canadian Utilities Limited and is on its Corporate Governance, Nomination, Compensation and Succession Committee and Risk Review Committee, as well as being the chairman for the Audit Committee. Mr. Simpson holds a Bachelor of Science and Master of Science, and graduated from the Program for Senior Executives at M.I.T.'s Sloan School of Business. He is also past chairman of the Canadian Association of Petroleum Producers and past vice chairman of the Canadian Association of the World Petroleum Congresses.

EIRA M. THOMAS
(independent)
West Vancouver, British Columbia
Current age: 41
Period of service as a director:
April 27, 2006 to present
Common Shares (1): 4,000
Deferred Share Units (2): 24,555
Directors' Options (3): 24,000

Eira Thomas assumed the role of executive chairman of Stornoway Diamond Corporation, a mineral exploration company, on January 1, 2009 after serving as chief executive officer since July 2003. Previously, Ms. Thomas was president of Navigator Exploration Corporation and chief executive officer of Stornoway Ventures Ltd. She is also a director of Strongbow Exploration Inc., Fortress Minerals Corp., Ashton Mining of Canada Inc. and Lucara Diamond Corp. In addition, Ms. Thomas is a director of the University of Toronto (U of T) Alumni Association, Lassonde Advisory Board of the U of T, Prospectors and Developers Association of Canada and the Northwest Territories and Nunavut Chamber of Mines. She also is a member of the U of T President's Internal Advisory Council.
(1)
Common Shareholdings include the number of Suncor common shares, excluding fractional amounts, beneficially owned, or controlled or directed, directly or indirectly, by the director as at December 31, 2009. Mr. George's holdings include 329,944 common shares over which he exercises control or direction but are beneficially owned by members of his family.

(2)
Deferred share units ("DSUs") and restricted share units ("RSUs") are not voting securities but are included in this table for information purposes. The number of DSUs and/or RSUs for each director, excluding fractional amounts, is as at December 31, 2009. DSUs held by Mr. George were awarded under now closed executive incentive plans and not under the Suncor Deferred Share Unit Plan ("DSU plan"). RSUs were granted pursuant to the now closed Petro-Canada Restricted Share Unit Plan (Non-Employee Directors). See "Compensation Discussion and Analysis – Board of Directors Compensation" starting on page 12 for further information.

(3)
Directors' options are not voting securities but have been included in this table for information purposes. Directors' options include only options granted as at December 31, 2008 as Suncor discontinued grants effective January 1, 2009. See "Compensation of Directors". Directors' options do not include options granted to Mr. George under Suncor's option plans. Options and share units held by Mr. George under Suncor's incentive plans are reported in the tables on pages 20, 24-26 and page 39.

(4)
Mr. George also serves as director and/or officer of certain subsidiaries of Suncor.

Meetings Held. The information presented below reflects Board of Directors ("Board") and Board committee meetings held during the year ended December 31, 2009.

Number of Meetings (1)

Board of Directors	11
September Orientation (2)	1
November Orientation (3)	1
Audit Committee	9
Environment, Health, Safety and Sustainable Development Committee	4
Governance Committee	6
Human Resources and Compensation Committee	7

(1)
Does not include meetings of the Petro-Canada Board of Directors prior to August 1, 2009.

(2)
The orientation meeting in September was attended by all Suncor Board members who were directors as at August 1, 2009.

(3)
The orientation meeting in November was attended by Mr. D'Alessandro and Mr. Lamarre.

SUNCOR ENERGY INC. 2010 MANAGEMENT PROXY CIRCULAR 9

Summary of Attendance of Directors. The information presented below reflects individual attendance at Board and Board committee meetings held during the year ended December 31, 2009.

Director	Board Meetings Attended (1)	Committee Meetings Attended

Mel E. Benson	11 of 11	11 of 11
Brian A. Canfield	11 of 11	15 of 15
Dominic D`Alessandro (2)	1 of 1	—
John T. Ferguson	11 of 11	13 of 13
W. Douglas Ford	11 of 11	15 of 15
Richard L. George	11 of 11	—
Paul Haseldonckx (3)	2 of 2	5 of 5
John R. Huff	11 of 11	13 of 13
Jacques Lamarre (2)	1 of 1	—
Brian F. MacNeill (3)	2 of 2	5 of 5
Maureen McCaw (3)	2 of 2	4 of 4
Michael W. O`Brien	11 of 11	15 of 15
James W. Simpson (3)	2 of 2	4 of 4
Eira M. Thomas	11 of 11	13 of 13

(1)
Does not include meetings of the pre-merger Petro-Canada Board of Directors. Does not include Board orientation meetings referred to in the preceding table.

(2)
Joined the Board on November 12, 2009.

(3)
Joined the Suncor Board on August 1, 2009. Prior to August 1, 2009 member of the Petro-Canada board of directors.

Board Committee Membership. The following summarizes the current membership of each Board committee. All Board committees are composed of independent members.

Committee	Committee Members

Audit	Brian A. Canfield (Chairman)	Paul Haseldonckx
	Dominic D`Alessandro	Michael W. O'Brien
	Eira M. Thomas	Brian F. MacNeill
Governance	Brian F. MacNeill (Chairman)	W. Douglas Ford
	Dominic D`Alessandro	Eira M. Thomas
	James W. Simpson	Michael W. O`Brien
Environment, Health, Safety and Sustainable Development ("EHS&SD")	Mel E. Benson (Chairman) Paul Haseldonckx	Brian A. Canfield John R. Huff
	Jacques Lamarre	Maureen McCaw
Human Resources and Compensation ("HR&CC")	James W. Simpson (Chairman)	Mel E. Benson
	W. Douglas Ford	John R. Huff
	Jacques Lamarre	Maureen McCaw

10 SUNCOR ENERGY INC. 2010 MANAGEMENT PROXY CIRCULAR

Cease Trade Orders, Bankruptcies, Penalties or Sanctions. To our knowledge, no proposed director: (i) is, or has been in the last ten years, a director, chief executive officer or chief financial officer of an issuer (including Suncor) that, (a) while that person was acting in that capacity was the subject of a cease trade order or similar order or an order that denied the issuer access to any exemptions under securities legislation, for a period of more than 30 consecutive days, (b) was subject to an event that occurred while that person was acting in the capacity of director, chief executive officer or chief financial officer, which resulted, after that person ceased to be a director, chief executive officer or chief financial officer, in the issuer being the subject of a cease trade or similar order or an order that denied the issuer access to any exemption under securities legislation, for a period of more than 30 consecutive days, or (c) while that person was acting in the capacity or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, other than Mr. Ford, a current and proposed director of Suncor, who is currently a director of USG Corporation, which was in bankruptcy protection until June, 2006, and who was also a director of United Airlines (until February 2006) which was in Chapter 11 bankruptcy protection until February, 2006; (ii) has, within the last 10 years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangements or compromises with creditors, or had a receiver, receiver manager or trustee appointed to hold their assets; or (iii) has been subject to: (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

APPOINTMENT OF AUDITORS

Management and the Board of Directors propose that PricewaterhouseCoopers LLP be appointed as Suncor's auditors until the close of the next annual meeting. PricewaterhouseCoopers LLP have been Suncor's auditors for more than five years.

Fees payable to PricewaterhouseCoopers LLP in 2008 and 2009 are detailed below.

($)	2008	2009

Audit Fees	1 600 000	4 307 000
Audit-Related Fees	442 000	807 000
Tax Fees	7 000	—
All Other Fees	13 000	164 000

Total	2 062 000	5 278 000

The nature of each category of fees is described below.

Audit Fees. Audit fees were paid for professional services rendered by the auditors for the audit of Suncor's annual financial statements or services provided in connection with statutory and regulatory filings or engagements.

Audit-Related Fees. Audit-related fees were paid for professional services rendered by the auditors for preparation of reports on specified procedures as they relate to joint venture audits and attest services not required by statute or regulation.

Tax Fees. Tax fees were paid for international tax planning, advice and compliance.

All Other Fees. Fees disclosed under "All Other Fees" were paid for subscriptions to auditor-provided and supported tools as well as externally sourced internal audit services in legacy Petro-Canada businesses.

None of the services described under the captions "Audit-Related Fees", "Tax Fees" and "All Other Fees" were approved by the Audit Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

SUNCOR ENERGY INC. 2010 MANAGEMENT PROXY CIRCULAR 11

COMPENSATION DISCUSSION & ANALYSIS

BOARD OF DIRECTORS COMPENSATION

Suncor's Board of Directors is composed of Richard L. George, our president and chief executive officer ("CEO"), and 13 independant non-employee directors, including seven who were on the board of Suncor, four who were on the board of Petro-Canada prior to the merger, and two who joined the Board in November. The compensation of the non-employee directors is intended to attract highly qualified individuals with the capability to meet the demanding responsibilities of Board members and to closely align directors' interests with shareholder interests. Director compensation is not performance based. The Governance Committee reviews board compensation levels annually to ensure Suncor's approach to Board compensation is competitive, reflects best practice and takes relevant governance trends into account.

TOTAL COMPENSATION

Total Compensation Summary. The following table provides information on the compensation paid to our current directors ("non-employee directors"), other than Richard L. George, our CEO, who does not receive compensation for Board service, for the year ended December 31, 2009. Compensation information for directors who served on the Board prior to the merger of Suncor and Petro-Canada but who did not serve after August 1, 2009 ("non-continuing directors") can be found in Schedule C to this Information Circular.

($)

Name	Total Fees Paid	DSU Grant Value (1)	Total Compensation (2)

Mel E. Benson	81 500	196 680	278 180
Brian A. Canfield	105 500	196 680	302 180
Dominic D'Alessandro	16 000	235 761	251 761
John T. Ferguson	262 000	286 080	548 080
W. Douglas Ford	96 667	196 680	293 347
Paul Haseldonckx	171 292	80 132	251 424
John R. Huff	87 500	196 680	284 180
Jacques Lamarre	15 500	235 761	251 261
Brian F. MacNeill	245 333	80 132	325 465
Maureen McCaw	139 167	80 132	219 299
Michael W. O'Brien	87 750	196 680	284 430
James W. Simpson	167 209	80 132	247 341
Eira M. Thomas	89 500	196 680	286 180

(1)
This represents the amount of compensation that was paid in the form of an annual grant of DSUs on July 22, 2009 for pre-merger Suncor directors and a pro-rated annual grant for directors who joined the Board on August 1, 2009. Mr. D'Alessandro and Mr. Lamarre received an initial grant of DSUs to recognize their appointment to the Board on November 12, 2009, as well as a pro-rated annual grant to reflect their active Board service during 2009. DSU Grant Value is determined at the date of grant. DSUs cannot be redeemed until the director ceases to hold office.

(2)
Suncor does not provide stock options, pension benefits, non-equity incentives, or other compensation to Board members.

12 SUNCOR ENERGY INC. 2010 MANAGEMENT PROXY CIRCULAR

Compensation Details. The following table provides a detailed breakdown of the fees paid to our non-employee directors for the year ended December 31, 2009. Annual and committee retainers are paid quarterly. A similar table for the non-continuing directors can be found in Schedule C to this Information Circular.

($)

Name	Retainer Fee	Committee Retainer Fee	Committee Chair Retainer Fee	Board Attendance Fee	Committee Attendance Fee	Travel Fees	Total Fees Paid (1)(2)(3)(4)	Fees Taken in DSUs	Fees Taken in Cash

Mel E. Benson	36 000	4 000	7 000	18 000	16 500	—	81 500	40 750	40 750
Brian A. Canfield	36 000	4 000	17 500	18 000	22 500	7 500	105 500	105 500	—
Dominic D'Alessandro	9 000	2 500	—	3 000	—	1 500	16 000	16 000	—
John T. Ferguson	250 000	—	—	—	—	12 000	262 000	131 000	131 000
W. Douglas Ford	36 000	12 667	—	18 000	22 500	7 500	96 667	96 667	—
Paul Haseldonckx (5)	96 667	10 292	5 833	19 500	18 000	21 000	171 292	18 583	152 709
John R. Huff	36 000	8 000	—	18 000	19 500	6 000	87 500	87 500	—
Jacques Lamarre	9 000	2 000	—	3 000	—	1 500	15 500	15 500	—
Brian F. MacNeill (5)	227 916	2 500	2 917	4 500	7 500	—	245 333	159 686	85 647
Maureen McCaw (5)	96 667	8 000	—	19 500	10 500	4 500	139 167	130 441	8 726
Michael W. O'Brien	36 000	7 167	4 083	18 000	22 500	—	87 750	87 750	—
James W. Simpson (5)	96 667	10 125	4 917	19 500	18 000	18 000	167 209	58 375	108 834
Eira M. Thomas	36 000	10 000	—	18 000	19 500	6 000	89 500	89 500	—

(1)
Amounts reflect aggregate value of fees paid in DSUs or combination of DSUs and cash. Value for Ms. McCaw includes $49,303 taken as common shares purchased on the open market.

(2)
Eligible Board members also receive an annual grant of DSUs under the Suncor Deferred Share Unit Plan.

(3)
Director fees for services at December 31, 2009 include: $4,000 for committee members, $6,000 for Audit Committee members; $7,000 for committee chairs, $25,000 for the Audit Committee chair, $15,000 for the HR&CC chair; $1,500 for each meeting attended; $1,500 for long distance travel within North America and $3,000 from outside North America.

(4)
Director fees at Petro-Canada for services prior to August 1, 2009: $1,500 for each meeting attended; $4,000 for committee members, $10,500 for Audit, Finance Review Committee members; $10,000 for committee chairs, $25,000 for Audit, Finance Review Committee chair; $1,500 for long distance travel within Canada and $3,000 for international travel.

(5)
Includes fees paid by Petro-Canada prior to August 1, 2009.

EQUITY-BASED COMPENSATION

Annual DSU Grant. Non-employee directors participate in the Suncor Deferred Share Unit Plan (the "DSU Plan"). Under the DSU Plan, each non-employee director receives an annual grant of deferred share units ("DSUs") as part of their competitive total compensation. In 2009 the annual grant for each non-employee director, other than the chairman of the Board, was 5,500 DSUs. The chairman received 8,000 DSUs. On August 1, 2009, a pro-rata annual grant of 2,300 DSUs was made to Petro-Canada non-employee directors continuing with the new Suncor Board. The DSU plan also provides for an additional initial grant of DSUs equal to the annual grant to each new director upon their election or appointment to the Board. In 2009, initial grants of 5,500 DSUs were made to each of Mr. D'Alessandro and Mr. Lamarre on November 12, 2009.

Fees Paid in DSUs. Until the Board's share ownership guidelines (see page 15 for details) are met, non-employee directors receive one-half or, if they choose, all of their fees (excluding expense reimbursements) in the form of DSUs. The number of DSUs to be credited to the non-employee director's account on each payment date is equal to the number of common shares that could have been purchased on the quarterly payment date based on the fees allocated to the director. On each dividend payment date for common shares, an additional number of DSUs, equivalent to the number of common shares that could have been acquired on that date by notional dividend reinvestment are credited to the non-employee directors' DSU accounts. In 2009, non-employee directors received an aggregate total of 133,671 DSUs.

Redemption of DSUs. DSUs will be redeemed when the director ceases to hold office as a director, or on a date elected by that director prior to November 30 of the following year. For directors subject to payment of U.S. federal tax, the redemption period to elect payout of DSUs starts on the first day of the first calendar year following the year in which the directorship ceased and ends on November 30 of that same year. The cash payment is calculated by multiplying the number of DSUs by the then-current market value of a common share.

Stock Options. Stock option grants to non-employee directors were discontinued after 2008. No future stock option grants to non-employee directors are planned. For information on previously granted options to Suncor directors, see Schedule A (current directors) and Schedule C (non-continuing directors) to this Information Circular. For a description of the plan under which prior awards were granted, see "Summary of Incentive Plans" on page 31.

SUNCOR ENERGY INC. 2010 MANAGEMENT PROXY CIRCULAR 13

Aggregate Outstanding Option-Based Awards and Share-Based Awards. The following table provides the aggregate option-based awards and share-based awards outstanding for each non-employee director as at December 31, 2009. Information concerning non-continuing directors can be found in Schedule C.

	Option-Based Awards		Share-Based Awards
Name	Aggregate number of securities underlying unexercised options (#)	Aggregate value of unexercised in-the-money options (1) ($)	Aggregate number of shares or share units that have not vested (2) (#)	Aggregate market or payout value of share-based awards that have not vested (2)(3) ($)

Mel E. Benson	16 000	—	35 253	1 311 764
Brian A. Canfield	96 000	1 940 400	63 242	2 353 235
Dominic D'Alessandro	—	—	6 862	255 335
John T. Ferguson	100 000	1 940 400	53 987	2 008 856
W. Douglas Ford	40 000	444 800	40 409	1 503 619
Paul Haseldonckx	—	—	11 003	409 422
John R. Huff	96 000	1 940 400	63 388	2 358 667
Jacques Lamarre	—	—	6 849	254 851
Brian F. MacNeill	—	—	81 154	3 019 740
Maureen McCaw	—	—	17 176	639 119
Michael W. O'Brien	48 000	678 000	33 705	1 254 163
James W. Simpson	—	—	15 551	578 653
Eira M. Thomas	24 000	—	24 555	913 692

(1)
Calculated based on the difference between the closing price of one Suncor common share on December 31, 2009 ($37.21) and the exercise price of the options.

(2)
DSU value includes DSUs issued under the DSU Plan. Also included are restricted share units held by Messrs. Haseldonckx and MacNeill under the now closed Petro-Canada Restricted Share Unit Plan (for Non-Employee Directors), which units have terms similar to DSUs, including that redemption cannot occur until after the director ceases to hold office.

(3)
Calculated based on the closing price of one Suncor common share on December 31, 2009 ($37.21).

Individual Outstanding Option-Based Awards and Share-Based Awards. For a listing of option-based and share-based awards outstanding for each of our (i) non-employee directors as at December 31, 2009, see Schedule A, and (ii) non-continuing directors, see Schedule C to this Information Circular.

Incentive Plan Awards – Value Vested or Earned During the Year. The value of option-based awards and share-based awards which vested for each of our non-employee directors during the year ended December 31, 2009 was nil. None of these options were in the money based on the difference between the exercise price of the options and the closing price of one Suncor common share on the day prior to the vesting date. No share-based awards vested or matured.

Director Value at Risk. The following table provides the aggregate equity holdings of our non-employee directors for the year ending December 31, 2009, compared to the year ending December 31, 2008.

	December 31, 2008 (2)			December 31, 2009			Net Change During 2009 (2)
	Shares	DSUs (1)	Options	Shares	DSUs (1)	Options	Shares	DSUs (1)	Options	Total Value at Risk ($) (3)(4)

Mel E. Benson	17 560	28 334	16 000	17 560	35 253	16 000	—	6 919	—	1 965 172
Brian A. Canfield	14 020	54 279	96 000	14 020	63 242	96 000	—	8 963	—	4 815 319
Dominic D'Alessandro (2)	10 000	—	—	10 000	6 862	—	—	6 862	—	627 435
John T. Ferguson	45 684	41 898	116 000	45 785	53 987	100 000	101	12 089	(16 000)	5 652 916
W. Douglas Ford	—	31 883	40 000	—	40 409	40 000	—	8 526	—	1 948 499
Paul Haseldonckx (2)	10 354	7 999	—	12 020	11 003	—	1 666	3 004	—	856 686
John R. Huff	42 835	54 924	112 000	42 983	63 388	96 000	148	8 464	(16 000)	5 898 465
Jacques Lamarre (2)	6 280	—	—	6 280	6 849	—	—	6 849	—	488 530
Brian F. MacNeill (2)	13 056	71 244	—	13 056	81 154	—	—	9 910	—	3 505 554
Maureen McCaw (2)	3 341	12 045	—	7 640	17 176	—	4 299	5 131	—	923 403
Michael W. O'Brien	51 808	25 476	48 000	51 808	33 705	48 000	—	8 229	—	3 859 939
James W. Simpson (2)	4 736	11 127	—	4 736	15 551	—	—	4 424	—	754 879
Eira M. Thomas	4 000	16 365	24 000	4 000	24 555	24 000	—	8 190	—	1 062 532

(1)
Includes restricted share units held by Messrs. Haseldonckx and MacNeill under the now closed Petro-Canada Resticted Share Unit Plan for Non-Employee Directors, which units which have terms similar to DSUs, including that redemption cannot occur until after the director ceases to hold office.

(2)
Figures for Messrs. Haseldonckx, MacNeill and Simpson and Ms. McCaw are as at August 1, 2009. Figures for Messrs. D'Alessandro and Lamarre are as at November 12, 2009.

(3)
Value of shares and DSUs is calculated based on the closing price of one Suncor common share ($37.21) on December 31, 2009.

(4)
Value of options is calculated based on the in-the-money value of exercisable and non-exercisable options as of December 31, 2009.

14 SUNCOR ENERGY INC. 2010 MANAGEMENT PROXY CIRCULAR

Looking Ahead to 2010 – Changes to Compensation Mix. In November 2009, the new Suncor Board reviewed current total compensation for non-employee directors and the chairman of the Board in light of the merger with Petro-Canada. Based on an assessment of Suncor's total compensation versus a competitive market data analysis conducted by Towers Watson for a new North American energy peer group (see page 18), the Board determined the current level of total compensation, which is at the median of total compensation for the peer group, is appropriate for 2010.

The Board approved a change to the mix of fees and equity-based compensation (DSUs) for non-employee directors in 2010. The change was made to move towards a more market typical weighting of cash fees and equity-based compensation. The effect of the change is to increase fees for certain positions on the Board and to move the mix of fees and equity-based compensation for non-employee directors from the current 25%/75% weighting to 30%/70%, respectively.

Share Ownership Guidelines

One way directors demonstrate their commitment to Suncor's long term success is through share ownership. The Board has established share ownership guidelines for non-employee directors which must be attained within five years of their appointment or election.

2009 Guidelines. The 2009 guidelines are based on a target of three times the market median compensation for directors of large Canadian energy companies. For 2009, each director, within five years of the date of appointment is required to own Suncor common shares and/or DSUs with a market value of $540,000, and the chairman of the Board is required to own Suncor common shares and/or DSUs with a market value of $1,200,000. As of the date of this Information Circular, all directors, including the chairman of the Board, were in compliance with the share ownership guidelines.

2010 Guidelines. Share ownership guidelines were assessed as part of the November 2009 review of total compensation for non-employee directors. The current share ownership guideline level for directors was determined to be appropriate for a company with the size and scope of Suncor. The only change made for 2010 was to increase the chairman of the Board's guideline level to $1,400,000.

SUNCOR ENERGY INC. 2010 MANAGEMENT PROXY CIRCULAR 15

EXECUTIVE COMPENSATION

The merger in 2009 of Suncor and Petro-Canada created the largest energy company in Canada and one of the largest energy companies in North America by market capitalization. The merged Suncor is a Canadian energy leader with the assets, cost structure and financial base to compete globally and creates a solid foundation for developing future shareholder value.

Central to the role of the Board of Directors' Human Resources and Compensation Committee ("HR&CC") is the alignment of executive compensation with the delivery of shareholder value.

While Suncor and Petro-Canada shared a similar "pay for performance" compensation philosophy with strong governance and risk management principles integral to their compensation structure, there were differences in compensation systems. With the merger completed, Suncor – under the oversight of the HR&CC – is aligning and strengthening performance-based compensation structures.

Effectively balancing and managing risk and reward is an important and integrated part of Suncor's approach to executive compensation. Minimum target thresholds will ensure greater alignment to shareholder interests, while incentive caps and "performance-against-peers" provisions mitigate the risk of excessive awards based on uncontrollable commodity cycles. In addition, we continue to monitor evolving governance and competitive practices to ensure that our programs are aligned with shareholder interests and our corporate philosophy of continuous improvement. In addition to describing executive compensation in 2009, the following section includes a discussion of certain improvements planned to performance-based compensation programs going forward.

GOVERNANCE

Board of Directors. The Board oversees development of the overall strategic direction and policy framework for Suncor. This responsibility, in part, is discharged with the assistance of Board committees. Generally, the committees advise and develop recommendations to the Board. Guidelines relating to Board committees can be found in Schedule E. On August 1, 2009, the Board assembled a new HR&CC, with members from both legacy organizations, to maximize director knowledge and experience and to provide an effective team to oversee the needs of the larger, more complex organization.

Human Resources and Compensation Committee. The HR&CC assists the Board by:

•
reviewing and approving annually the overall corporate goals and objectives of Suncor relevant to compensation of the CEO, and ensuring that the overall goals and objectives of Suncor are supported by an appropriate executive compensation philosophy and programs;

•
evaluating annually the performance of the CEO against predetermined goals and criteria, and recommending to the Board of Directors the total compensation for the CEO in light of their evaluation of the CEO's performance;

•
reviewing annually the CEO's evaluation of the other executives' performance and recommendation for total compensation of the other executives;

•
reviewing annually the succession planning process and results of the process as it relates to the executive roles; ensuring that a full review of candidates for the president & CEO and senior executive positions is provided to the Board as described herein; and

•
reviewing, on a summary basis, any significant compensation, pension and benefit programs for employees generally, with consideration to accounting, tax, design, legal, regulatory environment, and pay and performance relationship for variable pay.

All HR&CC members are independent directors. HR&CC membership currently consists of: James Simpson (chair), Mel Benson, Doug Ford, John Huff, Jacques Lamarre, and Maureen McCaw.

Independent Executive Compensation Consultants. The HR&CC retains an independent executive compensation consultant to help discharge its mandate.

Prior to the merger, Suncor used a single executive compensation consulting firm Towers Watson, which had protocols in place to ensure they were in a position to provide independent advice and reported directly to the HR&CC. Towers Watson supported Suncor in the area of executive compensation as well as other human resources areas, including assistance with the merger integration process. The HR&CC received information and consulting support from Towers Watson in the following areas:

•
expertise and advice in the development of compensation policies and programs for executives and directors;

•
periodic updates to the HR&CC on best practices, trends and emerging regulatory or governance matters related to executive and director compensation; and

16 SUNCOR ENERGY INC. 2010 MANAGEMENT PROXY CIRCULAR

•
custom survey work benchmarking Suncor compensation in the marketplace.

The HR&CC moved to a two-consultant model mid-2009 and engaged Hewitt Associates as their independent advisor. Hewitt Associates' role is to review and audit the recommendations and work put forward by management and Towers Watson and to provide independent compensation advice and perspective to the HR&CC. The Suncor (Management) Pension Investment Committee retained Hewitt as its investment advisor in November 2009.

The decisions made by the HR&CC may reflect factors and considerations other than the information provided or recommendations made by our independent compensation consultants. During 2009, Towers Watson and Hewitt Associates met with the HR&CC chair and attended relevant sections of HR&CC meetings, as necessary.

Fees paid by Suncor in 2009 to Hewitt Associates were $42,272, and to Towers Watson for executive compensation services, independent from and not including merger related activities, were $151,102.

2009 Highlights. Highlights of governance-related decisions by the HR&CC in 2009 include:

•
Reduced the targeted award level of long-term equity-based incentives granted in 2009, to reflect the performance of the market and reinforce the alignment of executive compensation with shareholder interests.

•
Delayed 2009 salary increases for all legacy Suncor employees in response to the economic downturn. A salary adjustment was made in the fourth quarter after consideration of competitive data and improved economic conditions.

•
Redesigned the annual incentive plan, effective August 1, 2009, to reflect a more market-typical design. This resulted in a simpler design while retaining the strong emphasis on performance at the corporate, business unit and individual level and further strengthening the link to pay for performance.

Looking Ahead to 2010 – Governance of our Compensation Program. Highlights of governance-related decisions by the HR&CC that take effect in 2010 include:

•
Introduced a minimum performance threshold for the corporate cash flow measure. The minimum threshold level must be achieved before a payout under the annual incentive plan can be made. This change will ensure annual incentive payouts are realized only when cash flow is a significant contributor to business results.

•
Changed the peer group for determining market-competitive compensation for our top twelve executive officers. To better reflect Suncor's new size and scope of operations and the market in which we compete for talent, we have moved from a group of large Canadian energy companies (of which Suncor is now the largest) to a group of North American energy companies.

•
Increased the share ownership guidelines for the CEO, Chief Operating Officer ("COO") and executive vice-president levels to better align with our new North American peer group.

•
Decided to introduce a "Say on Pay" advisory vote in 2011. Suncor received a shareholder proposal from SHARE, on behalf of Meritas Mutual Funds, which was subsequently withdrawn as we agreed to place before our shareholders at our 2011 annual meeting of shareholders, an advisory vote on our approach to executive compensation.

OUR APPROACH TO EXECUTIVE COMPENSATION

Pay for Performance Philosophy. Suncor continues to have a strong pay for performance philosophy. Our compensation plans and practices are linked to our strategic business objectives, as a significant portion of the total compensation of our senior executives is at-risk, incentive-based pay, designed to reward superior business performance and increasing shareholder returns. This is a fundamental part of who we are as an organization. This philosophy is demonstrated in the mix of compensation provided. For senior executives, incentive-based pay is designed to reward successful short, medium and long-term performance in key business areas such as safety, environment, cash flow, and operating reliability, all of which enable the performance results important to our shareholders.

SUNCOR ENERGY INC. 2010 MANAGEMENT PROXY CIRCULAR 17

Looking Ahead to 2010 – Links to Risk Management. Suncor's incentive plans and practices are designed with sufficient controls and limits in place to enhance the link between compensation and risk management and protect against undue risk to drive short term gains. Examples of this fundamental element of our performance based compensation philosophy include:

•
Threshold financial targets in the annual incentive program that enhance the at risk profile of compensation.

•
Annual review of performance targets with the internal risk management group to objectively assess the validity of identified priorities and targets.

•
Mid and long-term equity incentives that align decision making with sustainable business results.

•
Increased share ownership requirements for the CEO, COO, and executive vice presidents.

Finding the Right Balance. It is essential to Suncor's performance that we attract and retain highly skilled individuals at all levels of the organization. In particular, we need leaders who can execute on current priorities and position Suncor for long-term sustained success. We believe it is essential to provide an attractive and competitive total compensation opportunity. We believe we have the right balance through our "direct compensation", consisting of salary, annual incentives and longer-term equity-based incentives, as well as through our "indirect compensation", consisting of benefits, retirement-related programs and perquisites. We compliment these programs with excellent career development opportunities and careful succession planning.

Defining Our Marketplace. Suncor's merger with Petro-Canada increased Suncor's size and business scope. Following the merger, we re-defined the marketplace used to establish competitive compensation levels for our senior executives. The peer group going forward for determining competitive compensation for Suncor's top 12 executives, including the CEO, COO and Chief Financial Officer ("CFO"), is energy sector specific and comprised of organizations that are similar to Suncor in terms of size, scope and complexity. Our new peer group is comprised of 19 North American energy companies. For consistency, a similar peer group will be used for determining the relative total shareholder return performance for future grants of our Performance Share Units.

For our top twelve executive officers, including the continuing executives listed in the Summary Compensation Table on page 25 (the "Named Executive Officers"), annual total direct compensation (which includes base salary, annual incentive and annual long-term incentive grants) is targeted at the median of the following peer group of North American Energy companies:

Anadarko Petroleum Corporation	Apache Corporation
Canadian Natural Resources Ltd.	Cenovus Energy Inc.
Chesapeake Energy Corporation	Chevron Corporation
Conoco Phillips	Devon Energy Corporation
Enbridge Inc.	EnCana Corporation
EOG Resources Inc.	Hess Corporation
Husky Energy Inc.	Imperial Oil Ltd.
Marathon Oil Corporation	Nexen Inc.
Occidental Petroleum Corporation	Talisman Energy Inc.
TransCanada Corporation

For other executives, typically Vice-Presidents, annual total direct compensation is targeted at the 65th percentile of the following peer group of twelve large Canadian energy companies:

Canadian Natural Resources Ltd.	Canadian Oil Sands Trust
Cenovus Energy Inc.	Devon Energy Corporation (Canada)
Enbridge Inc.	EnCana Corporation
Husky Energy Inc.	Imperial Oil Ltd.
Nexen Inc.	Syncrude Canada Ltd.
Talisman Energy Inc.	TransCanada Corporation

EXECUTIVE COMPENSATION COMPONENTS: BASE SALARY + AT RISK COMPENSATION

Suncor's pay for performance compensation philosophy is the same for all executives. This philosophy is demonstrated in the mix of compensation provided. Total direct compensation, made up of base salary, annual and mid – long term incentives, is designed to reward achievement of short term goals and delivery of sustained performance in key business areas that enable the operational and financial results important to our shareholders. The total direct compensation components are outlined below.

18 SUNCOR ENERGY INC. 2010 MANAGEMENT PROXY CIRCULAR

Base Salary

Our Approach. At Suncor, base salary represents fixed compensation for discharging job responsibilities and reflects the level of skills and capabilities demonstrated by the executive. A base salary structure for job levels based on external market data and internal comparability is used. Annual salary adjustments take into account the market value of the role and the executive's demonstration of capability during the year. In 2009, Suncor targeted base salary at the median of our peer group. Some executive base salaries were adjusted in the fourth quarter to appropriately reflect the scope of post merger roles and to provide more appropriate competitive positioning.

At Risk Compensation

Annual Incentives. Our Annual Incentive Plan ("AI") provides the opportunity to earn awards based on the achievement of pre-established annual goals. Awards for business unit executives are based on a combination of corporate performance, the performance of the executive's business unit, and the executive's performance against their personal goals. Awards for corporate executives are determined based on corporate performance, a weighted average of business unit performance, and performance against their personal goals. To reinforce sustainable overall corporate success, Suncor's AI is designed so that business unit executives have a higher portion of their incentive opportunity linked to overall corporate results versus their individual business unit results. In 2009, the AI payout opportunity, expressed as a percentage of base salary, was unchanged from the previous year.

AI measures for executives target corporate and business unit performance in key areas important to achieving operational excellence and delivering shareholder value. These measurement areas include cash flow, safety, environment, reliability (production, cost, asset availability) and people. The AI payout opportunity can range from 0% to 220% of target and is weighted 20% on corporate measure results, 60% on business unit performance and 20% on personal performance.

Looking Ahead to 2010 – Threshold Financial Measures. For 2010, we introduced a minimum performance threshold on the corporate cash flow measure that must be achieved before a payout under the annual incentive plan can be made. This change will ensure annual incentive payouts are realized only when business results drive shareholder value.

Mid and Long-Term Incentives. Our executives and other senior management participate in mid and long-term incentive plans that are based on the market value of our common shares. The link to our share price and our performance compared to our peers reinforces alignment with shareholder interests. For 2009, the target grant for incentives was reduced to recognize the market conditions and the resulting impact on Suncor's share price.

The following is a brief description of Suncor's mid and long-term incentive plans for executives:

  (i)
  Suncor Stock Option Plan ("SOP") – provides for annual stock option grants with tandem stock appreciation rights ("SARs").

  (ii)
  Performance Share Unit Plan ("PSU Plan") – provides for annual performance share unit ("PSU") grants which payout based on relative total shareholder return; and

  (iii)
  Restricted Share Unit Plan ("RSU Plan") – provides for restricted share unit ("RSU") grants.

See "Summary of Incentive Plans" on pages 31 to 35 for a description of these plans and of plans that have been closed following the merger. Upon closing of the merger between Suncor and Petro-Canada, Petro-Canada shares and options (or other equity-based units) were exchanged for Suncor shares and options (or other equity-based units) at the exchange rate of 1.28 Suncor common shares or equity-based units for each Petro-Canada share or equity-based unit, as applicable. In addition, exercise prices were adjusted so that each equity holder could purchase 1.28 Suncor shares for the same price as one Petro-Canada share prior to the merger.

At risk pay is made up of annual and mid-long term incentives and represents a significant portion of total direct compensation for executives. The percentage of at risk versus fixed compensation increases as a portion of total direct compensation with greater levels of responsibility. This is illustrated in the chart below.

SUNCOR ENERGY INC. 2010 MANAGEMENT PROXY CIRCULAR 19

2010 Incentive Grants. Effective February 5, 2010, the Board of Directors approved the grant of options (including tandem SARs) and PSUs to certain of the continuing Named Executive Officers, as provided in the table below, and to certain other eligible employees under the terms of the SOP, and the PSU Plan. The grant price of the options is $31.85 per share, which is based on the average of the high and low market price of Suncor common shares on February 4, 2010. Each option granted to executive officers, including certain of the continuing Named Executive Officers, was awarded with an associated limited appreciation right ("LAR", further details of which are on page 29).

	Options (#)	PSUs (#)

R.L. GEORGE President & Chief Executive Officer	306 300	109 660
R.A. BRENNEMAN Executive Vice Chairman	—	—
B. DEMOSKY Chief Financial Officer	45 000	16 110
E.F.H. ROBERTS Senior Vice President, Integration	15 000	5 370
B.J. JACKMAN Executive Vice President, Refining & Marketing	62 400	22 340
S.W. WILLIAMS Chief Operating Officer	130 000	46 540

Executive Share Ownership Guidelines

Suncor strongly believes that executives' interests should be aligned with the interests of Suncor's shareholders. Executives demonstrate their commitment to Suncor's success by holding shares or share equivalents equal to a multiple of their base salary depending on executive level.

2009 Guidelines: The share ownership guideline level is to be achieved within five years of appointment to an executive position or increase in guideline level. Suncor common shares and DSUs count toward fulfillment of the guidelines. As of the date of this Information Circular, all executives are in compliance with the 2009 guidelines indicated in the table below.

Looking Ahead – Increasing Alignment with Shareholders. In 2009, in light of the merger with Petro-Canada, we tested the competitiveness of our share ownership guidelines and have increased the guidelines for specific executive levels commencing January 1, 2010. Our new executive share ownership guidelines are described in the table below.

Position	Effective January 1, 2010	2009 Guideline

CEO	5 × annual salary	4 × annual salary
COO	4 × annual salary	3 × annual salary
EVP	3 × annual salary	2 × annual salary
SVP	2 × annual salary	2 × annual salary

COMPENSATION OF THE PRESIDENT AND CHIEF EXECUTIVE OFFICER

2009 President & Chief Executive Officer Performance

The Board evaluated Mr. George's performance as "Exceptional" for 2009. The successful completion of the merger, leadership on key strategic issues and generally excellent operating results are the basis for the Board's overall assessment. While financial results relative to targets set before the merger are in some cases difficult to assess, the full year financial results did not fully achieve expectations.

The Board notes that the merger with Petro-Canada was the largest – and one of the most complex – corporate combinations in Canada's history. Despite this, it was completed exceptionally quickly from the announcement of intention in March, through shareholder approval (98% of shares voted in favour) in June, Competition Bureau of Canada approval in July and closure on August 1. Integration of corporate structures and business operations, along with identification and realization of synergies, has progressed on a similarly rapid pace through the end of 2009 and is ongoing in 2010.

The Board believes that the combination with Petro-Canada creates a stronger financial foundation for Suncor, maintains a strong growth profile, increases flexibility, and provides synergies and economies of scale that are expected to contribute to future shareholder value. Delivering on the expected benefits of the merger – while stewarding stronger and more reliable operational and financial results in the context of an expanded business and continuing weakness in the economy will be important measures in the success of our business.

While the merger was central to Mr. George's accomplishments in 2009, he continued to lead and deliver results against his annual performance objectives. The following is a summary for each of the key performance areas.

20 SUNCOR ENERGY INC. 2010 MANAGEMENT PROXY CIRCULAR

Financial and operating results achieved during 2009. Through a very volatile period, Mr. George provided strong leadership, steering Suncor through intense activity related to the merger with Petro-Canada and unstable global markets.

Operational results as compared to pre-merger targets were strong. Oil sands production was initially targeted at 270,000 to 315,000 barrels per day (bpd) with a corresponding cash operating cost of $33 to $38 per barrel. Unscheduled maintenance did impact annualized production and costs, but full-year results were well within target at 290,600 bpd and a corresponding cash operating cost of $33.95 per barrel, at the low (positive) end of target range. Generally strong results through the year were, however, diminished by a fire and subsequent maintenance outage at portions of the company's oil sands facilities in December.

Natural gas production from legacy Suncor assets was in the middle of the targeted range of 200 to 220 mmcf equivalent per day at 210 mmcf equivalent per day, supporting management's strategic goal of producing sufficient natural gas volumes to exceed consumption at the company's oil sands operations.

Continuing efforts to improve reliability and position Suncor for stronger performance, Mr. George worked with the Chief Operating Officer in developing and advancing strategies focused on operational excellence, with specific goals to improve reliability, workforce efficiency and engagement, personal and process safety and environmental performance. Operationally, these initiatives yielded both increased production and improved cash operating costs (as noted above), while also contributing to reduced water use at the company's oil sands facilities and better management of energy consumption and related emissions.

Additional environmental improvements in 2009 include Suncor's continuing development of, and regulatory application to employ, new tailings management technology and processes that are expected to significantly reduce the need for future tailings treatment ponds at the company's oil sands mining operations, reducing impacts to surface land as well as reducing ongoing costs for reclamation. Underlining Suncor's commitment to leadership on environmental performance and continuous improvement, Mr. George endorsed setting ambitious and specific environmental improvement goals related to air emissions, water use, energy efficiency and surface land reclamation. These goals now stand as part of Suncor's corporate growth strategy.

While Suncor is among the energy industry's top safety performers, Mr. George oversaw strategies to make continued advances in process safety management through the corporate EHS organization and engagement of third party experts. Efforts also continued on strengthening personal safety, resulting in improved safety performance and contributing to Suncor remaining among the best in the energy industry.

Annual financial results compared to initial targets are difficult to assess in light of the merger. However, the Board notes that fourth quarter 2009 results – the first full quarter of operations for the merged company – did not meet expectations and contributed to lower than expected results on an annual basis. Strategic planning to strengthen the foundation for future performance and shareholder value going forward were fully launched on completion of the merger in August 2009 and are discussed in the following section.

Strategic planning to support future shareholder value. The Board's review of Mr. George's 2009 performance recognized the significant deterioration in global economic conditions (including key commodity benchmark prices), the increasing cost of access to debt markets, and the associated need to recalibrate growth plans to protect current and future shareholder value. In light of these conditions, capital spending was limited largely to safely and reliably sustaining existing cash-generating operations, while placing major growth projects into "safe mode" to protect those assets and allow for a rapid restart of construction at the appropriate time.

In the fourth quarter, restart of construction work on the Firebag Stage 3 in-situ oil sands expansion was announced, based on its estimated return on investment, potential to deliver nearest-term cash flow among the project portfolio, and to take advantage of the much less restricted labour and material markets that existed at the end of 2009. Construction of naphtha treatment facilities to add value to existing oil sands production volumes, and a biofuels production plant were restarted for similar reasons.

These 2009 initiatives led by Mr. George were the first stages of an ongoing strategic review of Suncor's asset portfolio and related growth strategy, including the announced intention to divest of non-core assets. This work is focused on rebalancing Suncor's development portfolio toward the oil sands – which strategically differentiates Suncor from its competitors – and optimizing near-term cash flow and reducing debt to strengthen the merged company's balance sheet.

Leadership on policy, social and environmental issues. Leadership efforts on policy issues in 2009 were muted somewhat by the demands of the merger. However, significant efforts were directed toward advancing royalty-related issues with the Province of Alberta and working with government leaders on policy implications related to proposed low-carbon fuel standards in British Columbia, Alberta and the U.S. Midwest. Policy and regulatory leadership related to the merger itself was substantial, including providing information to elected officials and civil servants, and oversight of the Competition Bureau review process.

In leadership roles outside Suncor in 2009, Mr. George served on a Canadian Association of Petroleum Producers CEO task group providing leadership and direction on improving the industry's engagement with policy-makers, non-governmental advocates and the Canadian public on social and environmental issues related to oil sands development.

SUNCOR ENERGY INC. 2010 MANAGEMENT PROXY CIRCULAR 21

Talent Management. The merger of Suncor and Petro-Canada placed additional emphasis on this key performance area. As with other aspects of the merger, Mr. George moved quickly to establish the new Suncor senior leadership team, planning the appointments in consultation with the Board prior to the close of the merger. Selection and reporting structure for leaders through to mid-management were largely in place within weeks of the close of the merger, allowing the organization to focus on safe, reliable and efficient business operations. With the new organization fully stabilizing, the company's Suncor University, which continued to run through the merger process, will be revised to ensure continued development of executive and manager level leadership, with a goal of continuously improving management performance and developing future senior leadership succession candidates.

Effective relationship with the Board of Directors. As stewards of shareholder interests, the independent members of the Board of Directors must have a close working relationship with executive leadership. Mr. George has kept the Board fully and transparently informed on issues of financial, operational and strategic importance and has ensured that senior executives and technical experts are also available to the Board.

2009 Compensation of the President & CEO

Suncor's compensation structure for Mr. George places a significant portion of his pay at risk. Based on actual payments for 2009, base salary comprised 19% of Mr. George's total direct compensation. His annual performance-based incentive payment contributed an additional 26%, and his mid and long-term incentives, contributed the remaining 55% (all percentages are approximate).

At Risk Pay

Base Salary. Base salary is the only portion of the CEO's (and the Named Executive Officers') direct compensation that is not "at risk" and not therefore not directly tied to corporate performance and shareholder value. The base salary level for the CEO is reviewed annually by the HR&CC based on comparison to president and chief executive officer positions at the median of our peer group of companies.

Annual Incentive. The CEO's 2009 annual incentive target is 90% of his base salary. The 2009 annual incentive payout can range from 0% to a maximum of 220% of incentive target.

In preparation for assessing the CEO's personal performance a detailed questionnaire is completed by all board members with focus on established attributes and performance criteria. This information is collected and reviewed by the Chairman of the Board and the HR&CC and a final performance rating is established.

The actual payout for 2009 based on Suncor's financial and operational performance and the Board's evaluation of the CEO's individual performance was $1,800,000. The following table displays the pre-merger and post-merger components of the CEO's 2009 award.

President and Chief Executive Officer's 2009 Annual Incentive Award

($)

Components
	Corporate Performance	Weighted Business Unit Performance	Personal Performance (full year)

Pre-Merger	70 000	705 000	480 000

Post-Merger	120 000	425 000

Total 2009 Award	190 000	1 130 000	480 000	1 800 000

22 SUNCOR ENERGY INC. 2010 MANAGEMENT PROXY CIRCULAR

For 2009, the seven month pre-merger component of the CEO's payout was weighted 20% on Suncor's cash flow from operations and 80% on the weighted average of the business unit's performance versus targets: safety, environment, reliability (production, cost, asset availability) and people, approved by the Board of Directors. The annual incentive amount for pre-merger period of $775,000 was based on a combined corporate and business unit score of 120%, and did not include consideration of personal performance. The Board determined that the CEO's performance against his personal goals would be assessed at the end of 2009, for the full year.

The post merger component of the CEO's 2009 payout was weighted 20% on two Corporate wide performance measures: cash flow from operations post merger and merger synergies realized, 60% on the weighted average of the business unit performance versus targets and 20% on the CEO's personal performance. The annual incentive amount for the post merger period was $1,025,000 based on a combined corporate and business unit score of 104% and consideration of the CEO's personal performance for the full year.

Mid- Long term Incentive. Mid- Long term incentive awards for the CEO reward performance in relation to increases to Suncor's common share price and to achieving specific performance thresholds. The deemed value of these awards at the time they are granted is based on expectations of future performance which, if not met, will reduce or negate the actual pay-out value of these awards

For specific details on Mr. George's compensation for 2009, see the "Summary Compensation Table" on page 25.

Long-Term Shareholder Value and Executive Compensation. Suncor's common shares closed at $37.21 on the Toronto Stock Exchange ("TSX") on December 31, 2009, an increase of approximately 57% over the year before, reflecting production reliability and cost improvement, overall market recovery and increased benchmark commodity prices.

The Board recognizes that in an industry subject to commodity price cycles, Suncor's focus is on long-term shareholder value growth. From 2004 to 2009, Suncor's share price increased by nearly 80%. The following performance graph shows Suncor's total cumulative shareholder return for the past five years.

Performance graph (1)(2)

($)

(1)
The graph reflects the total cumulative return, assuming the reinvestment of all dividends, of $100 invested on December 31, 2004 in each of Suncor Energy Inc. common shares, the S&P/TSX Composite (TRIV) Index and the S&P/TSX Energy (TRIV) Index.

(2)
The year-end values of each investment shown on the graph are based on share price appreciation plus dividend reinvestment.

Compensation levels for the Named Executive Officers over the period 2004 to 2009 are generally consistent with the trend of total return on investment charted for Suncor in the performance graph, reflecting the high proportion of "at risk" compensation for Suncor's Named Executive Officers. Total direct compensation for the Named Executive Officers consisting of base salary, annual incentive payment and the value of the annual equity award is used for the comparison over the period.

As a significant portion of compensation is equity-based, pay provided to the Named Executive Officers has been consistent with the Suncor's common share price performance and the current economic environment. While the Named Executive Officers generally experienced value growth from 2004 to 2007, the downturn in the market and the resulting decline in the Suncor share price has resulted in three of the last five years of option awards, including the SunShare 2012 Plan performance options, having no intrinsic value as at December 31, 2009. In addition, the last three years of PSU awards have not paid out or are currently tracking at a zero payout.

The HR&CC annually reviews a broader analysis of the total compensation earned and accruing to the president and CEO since his appointment and relates it to total shareholder return during the same period. In its recent review, the HR&CC related the total accrued compensation earned by the president and CEO up to December 31, 2009 to both the absolute increase in market capitalization, and the relative increase in market capitalization versus a relevant index, over the same period and found it to be reasonable.

SUNCOR ENERGY INC. 2010 MANAGEMENT PROXY CIRCULAR 23

Compensation Disclosure of Named Executive Officers

Aggregate Equity Holdings of Named Executive Officers. The following table sets forth the aggregate equity holdings of our Named Executive Officers for the year ended December 31, 2009.

	As of December 31, 2008 (1)					As of December 31, 2009

Name	Shares	DSUs	PSUs	Options	RSUs(2)	Shares	DSUs	PSUs	Options	RSUs

R.L. GEORGE	412 508	414 066	240 000	2 764 000	6 500	412 648	417 548	258 780	2 800 000	41 970
R.A. BRENNEMAN (1)	117 327	275 596	241 366	1 688 844	—	119 043	291 112	292 991	2 004 224	—
B. DEMOSKY	1 711	—	9 500	90 736	1 744	3 246	—	23 900	108 736	8 584
J.K. ALLEY	19 369	82 813	41 000	455 666	2 300	20 250	83 509	37 940	473 666	15 950
E.F.H. ROBERTS (1)	17 649	48 825	91 741	743 040	—	18 461	49 084	92 237	743 040	11 280
B.J. JACKMAN (1)	5 950	119 566	98 207	1 024 000	—	5 950	120 202	98 739	1 024 000	—
P.S. KALLOS (1)	13 106	22 394	78 513	389 120	—	13 106	22 513	78 938	389 120	—
S.W. WILLIAMS	24 705	—	94 000	749 000	3 800	28 194	—	116 740	814 000	28 970

	Net change during 2009 (1)					Total Value at Risk

Name	Shares	DSUs	PSUs	Options	RSUs (2)	Value (3)(4)(5) ($)	Multiple of Salary

R.L. GEORGE	140	3 482	18 780	36 000	35 470	89 518 751	69
R.A. BRENNEMAN (1)	1 716	15 516	51 625	315 380	—	47 947 073	35
B. DEMOSKY	1 535	—	14 400	18 000	6 840	1 390 848	5
J.K. ALLEY	881	696	(3 060)	18 000	13 650	12 702 797	30
E.F.H. ROBERTS (1)	812	259	496	—	11 280	15 121 108	21
B.J. JACKMAN (1)	—	636	532	—	—	23 925 519	32
P.S. KALLOS (1)	—	119	425	—	—	7 333 360	12
S.W. WILLIAMS	3 489	—	22 740	65 000	25 170	15 796 118	22

(1)
Figures for Messrs. Brenneman, Roberts, Jackman and Kallos are as of August 1, 2009.

(2)
Includes grants under the RSU Plan and/or the SunShare 2012 Plan.

(3)
Value of shares, RSUs and DSUs is calculated based on the closing price of Suncor's common shares on December 31, 2009 ($37.21).

(4)
Value of PSUs which have not matured is projected at a 100% payout based on the closing price of Suncor's common shares on December 31, 2009 ($37.21). For the PSUs that matured December 31, 2009, units have been valued at $0.00, as performance did not generate a payout under the terms of the PSU Plan.

(5)
Value of options is calculated based on the in-the-money value of exercisable and non-exercisable options as of December 31, 2009.

24 SUNCOR ENERGY INC. 2010 MANAGEMENT PROXY CIRCULAR

Summary Compensation Table. The following table sets forth information concerning compensation paid to our Named Executive Officers for the year ended December 31, 2009.

					Non-equity incentive plan compensation ($)
Name and Principal Position	Year	Salary (1) ($)	Share-Based awards (2)(7) ($)	Option-Based awards (3)(7) ($)	Annual (4)	Long-Term	Pension Value (5)	All Other Compensation (6) ($)	Total Compensation ($)

R.L. GEORGE	2009	1 301 269	2 578 017	1 166 200	1 800 000		2 831 500	305 257	9 982 243
President and	2008	1 277 308	3 091 904	2 520 461	900 000		(527 400)	243 141	7 505 414
Chief Executive Officer	2007	1 211 154	2 685 282	4 141 317	1 700 000		609 100	222 852	10 569 705

R.A. BRENNEMAN (8)	2009	1 307 452	1 819 586	1 713 954	1 250 741		1 065 000	149 215	7 305 948
Executive Vice Chair	2008	1 345 913	2 381 080	2 475 268	1 791 000		1 052 000	154 067	9 199 328
	2007	1 240 577	2 663 505	2 274 930	1 596 000		1 174 000	162 548	9 111 560

B. DEMOSKY	2009	302 731	421 228	154 350	191 475		244 400	20 904	1 335 088
Chief Financial Officer	2008	269 308	247 908	424 773	100 000		54 900	14 601	1 111 491
	2007	233 116	145 588	363 925	138 000		29 900	9 724	920 252

J.K. ALLEY (9)	2009	422 000	647 295	154 350	283 470		(175 600)	56 946	1 388 461
Senior Vice President	2008	433 915	545 488	387 763	150 000		(50 000)	91 941	1 559 107
and Chief Financial	2007	393 404	420 586	1 014 145	340 000		82 600	40 559	2 291 294
Officer

E.F.H. ROBERTS (8)	2009	717 231	1 060 266	627 057	542 935		92 400	35 862	3 075 816
Senior Vice President	2008	731 308	732 640	919 035	759 000		487 000	38 833	3 667 816
Integration	2007	643 846	710 268	758 310	680 000		468 000	33 942	3 294 366

B.J. JACKMAN (8)	2009	747 115	776 652	731 566	571 792		159 300	37 356	3 023 781
Executive Vice President	2008	765 192	732 640	919 035	815 000		279 000	40 821	3 551 688
Refining and Marketing	2007	686 539	710 268	458 310	785 000		458 000	36 593	3 134 710

P.S. KALLOS (8)(9)(10)	2009	630 262	621 322	585 253	241 606		119 791	322 958	2 521 192
Executive Vice President	2008	644 256	732 640	921 921	672 890		209 383	41 191	3 222 281
International and	2007	632 100	426 161	454 986	529 200		69 000	40 230	2 151 677
Offshore

S.W. WILLIAMS	2009	685 961	1 516 180	557 375	758 746		1 300 200	103 959	4 922 421
Chief Operating Officer	2008	683 711	1 434 828	1 130 976	300 000		599 600	107 629	4 256 744
	2007	595 731	1 101 890	2 318 736	540 000		1 447 200	130 259	6 133 816

(1)
There were 27 pay periods in 2008 compared with 26 pay periods in 2009 and 2007.

(2)
For Messrs. Alley, Demosky, George and Williams, the amount includes the value of PSUs and RSUs. For Messrs. Jackman, Kallos, Brenneman and Roberts, the amount includes performance stock units awarded under the Petro-Canada Performance Stock Unit Plan and dividend reinvestment thereunder. In recognition of their role and significant contributions to the successful completion of the merger, Messrs. Alley, Roberts and Williams received an additional grant of RSUs.

(3)
For Messrs. Alley, Demosky, George, Williams, includes options granted under the ESP, SunShare 2012 and SunShare plans. For Messrs. Jackman, Kallos, Brenneman and Roberts, the value includes options and SARS granted under the Petro-Canada Employee Stock Option Plan and Petro-Canada Employee Stock Appreciation Rights Plan.

(4)
Annual Incentive awards under the AI plan for 2009 performance were paid in 2010. Similarly, awards for 2008 and 2007 were paid in the year following the year in which they are earned.

(5)
The pension value reflects the compensatory change as disclosed in the "Defined Benefit Plans" and, where applicable, the "Defined Contribution Plans" tables as disclosed on page 28.

(6)
Amounts reported as All Other Compensation include notional dividend reinvestment in respect of DSUs ("DSU Dividend Reinvestment") granted pursuant to the Special Performance Incentive Plan, perquisites, other taxable benefits and other annual compensation. Mr. George's other annual compensation for 2009 includes $124,616 for DSU Dividend Reinvestment, $21,970 for financial planning, and $23,066 for a leased vehicle; for 2008, includes $82,535 for DSU Dividend Reinvestment, $20,850 for financial planning and $19,545 for a leased automobile; for 2007, includes $78,110 for DSU Dividend Reinvestment, $21,253 for financial planning consultation, and $18,826 for a leased automobile. Mr. Williams other annual compensation for 2009 includes a $40,000 perquisite allowance.

For Messrs. George, Williams, Demosky and Alley, the value includes Suncor contributions to the Suncor Savings and Benefits Plans. Suncor contributes up to 7.5% of employee basic earnings to these plans on a matching basis.

For Messrs. Jackman, Brenneman, and Roberts, these amounts represent the Corporation's contributions under the Petro-Canada Capital Accumulation Plan, Health Care Spending Account and Group Life Insurance Plan. For Mr. Kallos, amounts represent the contributions under the Petro-Canada Capital Accumulation Plan and premiums paid toward coverage under life insurance, health and dental plans. Also included for 2009 for Mr. Kallos is the incremental increase in the pension obligation arising from the additional 24 months of service granted to him upon his departure from the company. Also included are: Mr. Jackman – imputed interest on Company loans in 2007; the loan was paid out in full in 2007; Mr. Kallos – amounts were restated in 2008 and 2007 to represent increased life insurance premiums and in 2007 to reflect a repayment in 2006 of his supplemental retirement allowance of $146,026 (£63,979) as a result of changes in the United Kingdom (U.K.) maximum pension allowance; Mr. Brenneman – in 2009, $10,848 for a leased vehicle, $45,438 for financial counseling and $18,541 for purchase of leased vehicle; in 2008, $27,990 for a leased vehicle and $42,031 for financial counseling; and in 2007, $30,277 for a leased vehicle and $40,499 for financial counseling. Except for Messrs. George, Brenneman and Williams, the aggregate amount of perquisites and other personal benefits did not exceed the lesser of $50,000 and 10% of the total of the annual salary and annual incentive for each Named Executive Officer.

(7)
The grant date fair values for grants: January 2009 – ESP options $8.58, RSUs (annual grant) $21.07, PSUs $18.13; October 2009 – RSUs (merger related) $34.98; July 2009 – RSUs (under SunShare 2012) $29.96; Options under the Petro-Canada Stock Option Plan $5.64; PSUs under the Petro-Canada Performance Share Unit Plan $15.75. The grant date fair value for compensation purposes is calculated using Towers Watson's binomial option pricing methodology which is fundamentally similar to the methodology used to determine the accounting fair value. In particular, the regular option value is similar under both approaches due to relatively consistent underlying assumptions (e.g., historical volatility, risk-free rate, expected option life). The difference in the value of a SunShare option reflects a discount under Towers Watson's binomial methodology to reflect the performance features attached to these options. The HR&CC uses the binomial option pricing methodology valuations in making its decisions regarding long-term incentive grant levels since it is applied consistently in its consultant's competitive market analyses.

(8)
Principal position effective August 1, 2009. January 1, 2009 to July 31, 2009, Mr. Jackman held the position of Executive Vice President, Downstream, Petro-Canada; Mr. Kallos Executive Vice President International & Offshore, Petro-Canada; Mr. Brenneman President & Chief Executive Officer, Petro-Canada, Mr. E.F.H. Roberts, Executive Vice President and Chief Financial Officer, Petro-Canada.

(9)
Mr. Alley stepped down as Chief Financial Officer on July 31, 2009, and retired effective January 3, 2010. Mr. Kallos elected to leave the corporation effective December 31, 2009. (See page 30 for details).

(10)
The December 31 exchange rate was used to calculate British pounds to Canadian dollars. The British pounds sterling exchange rate from Canadian dollars at calendar year end was 1.7034 on December 31, 2009; 1.7896 on December 31, 2008; and 1.9600 on December 31, 2007.

SUNCOR ENERGY INC. 2010 MANAGEMENT PROXY CIRCULAR 25

Aggregate Outstanding Share-Based Awards and Option-Based Awards. The following table sets forth the aggregate option-based awards and share-based awards outstanding for each of our Named Executive Officers as at December 31, 2009. For details of each option-based award and share-based award outstanding for each of our Named Executive Officers as at December 31, 2009, see Schedule B.

	Option-Based Awards		Share-Based Awards
Name	Aggregate number of securities underlying unexercised options (#)	Aggregate value of unexercised in-the-money options (1) ($)	Aggregate number of shares or units of shares that have not vested (2)(3) (#)	Aggregate market or payout value of share-based awards that have not vested (2)(4) ($)

R.L. GEORGE	2 800 000	50 524 680	718 298	23 639 439
R.A. BRENNEMAN	2 004 224	21 783 004	584 103	21 734 477
B. DEMOSKY	108 736	228 780	32 484	1 041 285
J.K. ALLEY	473 666	7 320 408	137 399	4 628 887
E.F.H. ROBERTS	743 040	8 755 891	152 601	5 678 283
B.J. JACKMAN	1 024 000	15 557 325	218 581	8 133 399
P.S. KALLOS	389 120	3 070 694	101 451	3 774 992
S.W. WILLIAMS	814 000	10 627 500	145 710	4 566 039

(1)
Calculated based on the difference between the market price of Suncor common shares as at December 31, 2009 ($37.21) and the exercise price of the options and SARs. This value assumes 100% vesting of all performance-based options such as options granted under the SunShare 2012 program.

(2)
Calculated based on the market price of Suncor common shares as at December 31, 2009 ($37.21). This assumes 100% payout of all Performance Share Units and also includes SunShare 2012 RSUs granted under the SunShare 2012 Plan, Restricted Share Units granted under the Restricted Share Unit Plan valued at $37.21 per unit.

(3)
Includes units issued to Named Executive Officers in 2007 under Suncor's Performance Share Unit Plan that matured December 31, 2009, but did not generate a payment based on performance over the term of the plan.

(4)
Includes share units granted under the PSU Plan, RSU Plan, SunShare 2012 Plan (closed), the Suncor Special Performance Incentive Plan (closed), the Deferred Stock Unit Plan for Eligible Employees of Petro-Canada (closed), the Petro-Canada Performance Stock Unit Plan (closed), and Petro-Canada Restricted Stock Unit Plan (closed) which were held by the Named Executive Officer as at December 31, 2009. See pages 31-35 for details of the plans.

Incentive Plan Awards – Value Vested or Earned During the Year. The following table sets forth the value of option-based awards and share-based awards that vested during the year ended December 31, 2009, and the value of non-equity incentive plan compensation earned during the year ended December 31, 2009, for each Named Executive Officer.

Name	Option-Based awards – Value vested during the year (as at vesting date) ($)	Share-Based awards – Value vested during the year (2) ($)	Non-equity incentive plan compensation – Value earned during the year (3) ($)

R.L. GEORGE	0	0	1 800 000
R.A. BRENNEMAN	0	0	1 250 741
B. DEMOSKY	0	0	191 475
J.K. ALLEY	0	0	283 470
E.F.H. ROBERTS	0	0	542 935
B.J. JACKMAN	0	0	571 792
P.S. KALLOS	0	0	241 606
S.W. WILLIAMS	0	0	758 746

(1)
The options granted under the ESP that vested on January 1, 2009 were granted in 2006, 2007 and 2008. One-third of each of these grants vested January 1, 2009.

(2)
The PSU Plan issued PSUs to Named Executive Officers in 2007 that matured December 31, 2009, but did not generate a payment based on performance over the term of the plan.

(3)
Refers to Annual Incentive payouts under the Annual Incentive plan paid in February, 2010 for recognition of performance in 2009.

Retirement Arrangements

Suncor Retirement Arrangements. The Suncor Energy Pension Plan is a registered pension plan that provides retirement income to Suncor employees, including Messrs. George, Demosky, Alley and Williams. Retirement income is based on a combination of a defined benefit pension payment, including an employee-paid benefit feature, and a defined contribution account balance.

In addition to the pension under the Suncor Energy Pension Plan, executive officers may receive supplemental retirement payments under the terms of the Supplemental Executive Retirement Plan ("SU SERP"). Under the terms of the SU SERP, any new participants must be approved by the HR&CC, which consists entirely of independent members of the Board of Directors.

The SU SERP is a non-registered supplemental retirement arrangement designed, in conjunction with the registered plan, to attract and retain mid-career executives with a competitive career-based pension that features an up-front accrual balanced by a cap and a 5 year vesting period.

•
The executive's pension is based on the executive's remuneration times a combined accrual rate of 5% times the number of years of executive employment plus the Suncor Energy Pension Plan defined benefit pension formula percentage (1% per year times the number of years of credited service) relating to credited service prior to becoming an executive, limited to a

26 SUNCOR ENERGY INC. 2010 MANAGEMENT PROXY CIRCULAR

  combined maximum accrual rate of 50%. The pension increases by an additional 1.5% of the executive's remuneration for executive employment earned, generally after the executive completes 25 years of credited service.

•
Credited service commences at the date of entry into the Suncor Energy Pension Plan and includes executive employment. Executive employment commences at the date of entry into the SU SERP. Generally, there is no recognition of credited service for non-Suncor related employment.

•
Executive remuneration is an annualized amount of the average salary plus target bonus for the best consecutive 36 months of the last 180 months of continuous service.

•
Five years of executive employment including, where applicable, the period of notice of termination or payment in lieu of such notice, are required for rights under the SU SERP to vest. Executive officers with less than five years of executive employment are not eligible to receive supplemental retirement payments under the SU SERP except in the event of a change in control, or a loss of employment upon or after the occurrence of certain specified events.

•
SU SERP payments for retirement prior to age 60 will be reduced by 5/12th of 1% for each month that the executive officer retires before age 60; no reduction is applied for retirement after age 60.

•
The normal form of payment on retirement, and the basis on which benefits in the table under "Defined Benefit Plans" are computed is: for married employees, joint and survivor, with 50% to the non-member surviving spouse; for single employees, for life, with five years guaranteed.

•
A portion of retirement income is payable by the Suncor Energy Pension Plan, including both the defined benefit and defined contribution components, and a portion is payable under the SU SERP. Canada Pension Plan payments are in addition to payments under the Suncor pension plans.

•
Trust arrangements have been established to provide for the long-term funding of Suncor's non-U.S. taxpayer SU SERP obligations.

Petro-Canada Retirement Arrangements. The Petro-Canada Retirement Plan is a registered pension plan that provides retirement income to certain Suncor employees that worked for Petro-Canada prior to the merger, including Messrs. Brenneman, Roberts and Jackman. Retirement income is based upon a defined contribution account balance as set out in the description of the Defined Contribution Plans. The defined benefit provision of the Plan has been closed to new entrants since July 1, 1996; some of the Named Executive Officers continue to participate in this portion of the plan.

In addition to the pension under the Petro-Canada Retirement Plan, executive officers may receive supplemental retirement payments under the terms of a supplemental executive retirement plan ("PC SERP") or individual Retiring Allowance Agreements as follows:

•
Mr. Brenneman is covered by the PC SERP and by the Petro-Canada Retirement Plan (defined contribution provision).

•
Messrs. Roberts and Jackman are covered by individual retiring allowance agreements and by the Petro-Canada Retirement Plan (defined benefit provision).

The normal retirement benefit is (a) Mr. Brenneman – 1.5% per year of credited service multiplied by the average of the highest 36 consecutive months of the sum of base salary plus annual incentive in the final 120 months of service reduced by his Defined Contribution benefit; and, (b) Messrs. Roberts and Jackman – 2% per year of credited service to a maximum of 35 years, multiplied by the average of the highest 36 consecutive months of base salary in the final 120 months of service. At age 65, the benefit is reduced by an adjustment equal to 50% of the total of Canada/Quebec Pension Plan plus Old Age Security benefits, pro-rated for years of service less than 35.

Early retirement under the PC SERP and the individual retirement allowance agreements require our consent for commencement before age 65. In the event of early retirement, the normal retirement benefit is reduced by 0.25% for each month that the executive officer retires before age 60; no reduction is applied for retirement after age 60. Normal and early retirement benefits are indexed annually for Mr. Brenneman to 100% of the Consumer Price Index, subject to a maximum indexing adjustment of 2% for any year; and for Messrs. Roberts and Jackman to 50% of the Consumer Price Index, commencing after age 60 subject to a maximum indexing adjustment of 5% for any year.

The normal form of payment on retirement is for (a) Mr. Brenneman – married employees, joint and survivor, with 60% to the non-member surviving spouse; for single employees, for life with 10 years guaranteed; (b) Messrs. Roberts and Jackman – married employees, joint and survivor, with 50% to the non member surviving spouse; subject to a minimum of 60 monthly payments.

Mr. Kallos is covered under the Petro-Canada UK Pension Plan, a closed registered pension plan (defined benefit) that was available prior to January 2007 to Petro-Canada's permanent UK employees. Upon reaching the lifetime limit on pension value that is tax preferred, Mr. Kallos had the option of electing to receive a cash allowance equal to 25% of his basic salary in lieu of continued pension plan coverage. Mr. Kallos has elected to continue his participation in the registered pension plan.

SUNCOR ENERGY INC. 2010 MANAGEMENT PROXY CIRCULAR 27

The normal retirement benefit for Mr. Kallos is 1/54 per year of service, to a maximum of 36 years, multiplied by the highest basic salary at any time during his final 10 years of service less an amount equal to the basic state pension for a single person at the time of retirement. Mr. Kallos contributed 4% of basic salary in excess of the basic state pension for a single person to the pension plan. Early retirement is permitted after age 55 with our consent or after age 60 without our consent. In the event of early retirement before age 60, the normal retirement benefit is reduced on a basis certified as reasonable by the Scheme Actuary; no reduction is applied for early retirement after age 60. In the event of the death after retirement, 66.66% of the retirement benefit will be continued for the life of his spouse and 33.33% to his dependent children for as long as the children meet the eligibility requirements.

Defined Benefit Plans. The following summarizes the retirement income of each of the Named Executive Officers under Defined Benefit provisions of Suncor's pension arrangements.

			Annual benefits payable (1)
Name	Number of years credited service (2) (#)		As at December 31, 2009 ($)		At age 65 ($)		Accrued obligation as at January 1, 2009 (4) ($)		Compensatory change (5) ($)	Non- compensatory change (6) ($)		Accrued obligation as at December 31, 2009 (4) ($)

R.L. GEORGE	29		1 279 743		1 471 136		14 223 237		2 829 941	2 496 711		19 549 889
R.A. BRENNEMAN	15		636 360		699 194		7 899 736	(7)	1 043 000	740 337		9 683 073
B.W. DEMOSKY	4	(8)	29 915	(9)	185 072		110 569		242 841	104 374		457 784
J.K. ALLEY	25		317 428		—	(3)	3 564 054		(177 159)	449 403		3 836 298
E.F.H. ROBERTS	25		343 400		428 100		4 542 000		92 400	798 200		5 432 600
B.J. JACKMAN	27		384 200		434 100		5 120 000		159 300	642 200		5 921 500
P.S. KALLOS	9	(10)	101 290		—	(3)	1 021 862		119 791	417 341	(10)	1 558 994
S.W. WILLIAMS	8		418 080		544 147		3 882 346		1 298 641	966 794		6 147 781

(1)
Represents the estimated annual pension, excluding any employee paid ancillary benefits, where applicable, that would be received by the Named Executive Officer upon retirement at age 65 based on actual or projected pensionable service to the stated date and actual pensionable earnings at December 31, 2009.

(2)
Credited service includes 11 years of service with an affiliated Suncor company for determining the additional 1.5% accrual rate applicable after 25 years of service for Mr. George; 5 years of industry service granted to Mr. Brenneman over his first 5 years of service; 10 years of industry service granted to Mr. Jackman at date of hire; and, 5 years of industry service granted to Mr. Roberts at January 20, 2000.

(3)
Mr. Alley retired on January 3, 2010 and Mr. Kallos elected to leave the company on December 31, 2009.

(4)
The accrued obligation is the estimated value of the pension obligation to the date indicated using the actuarial assumptions and methods that are consistent with those used in determining pension liabilities as disclosed by each predecessor company or Suncor, as applicable, in the consolidated financial statements. The methods and assumptions used to determine the estimated amounts may not be identical to those used by other companies and as a result may not be directly comparable to the amounts disclosed by other companies.

(5)
Compensatory change represents the increase in the pension liability for 2009 related to the annual service cost, compensation changes higher (lower) than assumptions and the impact of plan changes, if any. This amount may fluctuate significantly from year-to-year as changes in compensation impact the pension obligation for all years of credited service.

(6)
Includes items such as interest on the obligation and the impact of changes in the discount rate assumption.

(7)
Mr. Brenneman's defined benefit obligation has been restated from the prior year by removing his defined contribution benefit and including it under the Defined Contribution Plans.

(8)
Mr. Demosky's credited service reflects his executive employment plus 3 years of service accrued under the Suncor Energy Pension Plan prior to becoming an executive.

(9)
For Mr. Demosky, the amount represents the total pension accrued under SERP. Only a portion of this benefit relating to the registered and supplemental plans is vested at December 31, 2009.

(10)
Includes an additional 24 months of service granted to Mr. Kallos, who elected to leave the company. The pension benefit relating to this additional service including 24 months of employee contributions to the plan are included herein. All benefit, and service cost data plus the accrued obligation at December 31, 2009 for Mr. Kallos are converted from British pounds to Canadian dollars using the exchange rate at December 31, 2009 (1.7113; 2008 – 1.7896).

Defined Contribution Plans. Under the Suncor Energy Pension Plan, applicable to Messrs. George, Demosky, Alley and Williams, Suncor makes contributions to the Defined Contribution Accounts (for all employees) of 1% of basic earnings, plus up to an additional 1.5% of basic earnings on a 50% matching basis, subject to maximum contribution levels.

Under the Petro-Canada Retirement Plan, Suncor makes contributions to the Defined Contribution Accounts for employees participating in the Defined Contribution provision, including Mr. Brenneman, of between 5% and 8% of earnings, subject to maximum contribution levels, depending upon an employees' length of service with the Suncor. Based upon his service, Suncor made contributions in 2009 on behalf of Mr. Brenneman at a rate of 6%.

Under both plans, employees may invest the balance of their accounts in a broad range of investment funds made available by the plan; an employee's investment return is based upon the market returns earned by each fund in which the employee has chosen to invest his contributions. At retirement employees may transfer the balance of their accounts to a pension account as prescribed by law or the company may purchase an annuity on behalf of the employee.

28 SUNCOR ENERGY INC. 2010 MANAGEMENT PROXY CIRCULAR

The following table summarizes the defined contribution accounts of the Named Executive Officers.

Name	Accumulated value as at January 1, 2009 ($)	Compensatory ($)	Non-compensatory ($)	Accumulated value as at December 31, 2009 ($)

R.L. GEORGE	32 799	1 559	4 721	39 079
R. BRENNEMAN	120 264	22 000	14 663	156 927
B.W. DEMOSKY	13 782	1 559	2 702	18 043
J.K. ALLEY	46 822	1 559	6 689	55 070
S.W. WILLIAMS	10 848	1 559	1 217	13 624

TERMINATION CONTRACTS AND CHANGE OF CONTROL ARRANGEMENTS

Suncor Termination Contracts. Suncor has entered into termination contracts with each of the pre-merger Suncor Named Executive Officers to compensate such individuals, based on their remuneration, in the event of termination ("Termination Event") by Suncor, other than for just cause, and by the Named Executive Officer within 120 days following a constructive dismissal event, which includes a significant adverse change in their compensation, a significant diminution in their duties or responsibilities, certain relocations, or other material adverse changes to the terms of their employment.

In 2008, the HR&CC reviewed the termination contracts in light of market trends and reduced, on a go forward basis, the notice period for executive termination contracts. As a result, should a Termination Event occur, the termination contracts provide a 24-month notice period for Mr. Demosky and a 30-month notice period for the remaining pre-merger Suncor Named Executive Officers. Cash payments are provided for annual remuneration during the notice period, for ESP options which, but for the Termination Event, would have become exercisable during the notice period, and for PSUs and RSUs that would pay out during the notice period based on a performance factor calculated as at the date of termination, if applicable. Unless the Named Executive Officer is an eligible retiree, unvested options and share units granted under the SunShare 2012 Plan are, respectively, cancelled and forfeited. Named Executive Officers receive credited service under the SU SERP for the notice period.

Petro-Canada Termination Contracts. Termination Contracts held by pre-merger Petro-Canada executives continuing with Suncor have been carried forward and will be reviewed by the Board of Directors in the spring of 2010. Contracts with the Named Executives Officers from pre-merger Petro-Canada provide for a lump sum payment equal to base salary as of the date of termination, annual incentives and for Mr. Brenneman, the value of mid- or long-term incentives that may have been granted over the notice period. For Messrs. Jackman and Roberts the value of mid- or long-term incentives considered in the termination agreement is the lesser of the value of the grant of options to the Executive in February 2000 and the value of the options granted to the Executive in 2001 and in each successive year thereafter. The notice period for Mr. Brenneman is the lesser of three years or 65 minus his age; given Mr. Brenneman's age, his notice period as at December 31, 2009 was approximately 1.5 years. The notice periods for Messrs. Jackman and Roberts is the lesser of 2.5 years or 65 minus his age. For the purpose of calculating the Named Executive Officer's retirement benefit, service is increased by the notice period and the executive is deemed to have earned the base salary as of the termination date for the duration of the notice period. The notice period for Mr. Kallos was 2 years.

Change in Control. Stock options under the SOP, ESP, Key Contributor Plan and SunShare 2012 Plan (collectively, the "Suncor Plans"), that are granted but not yet exercisable, become immediately exercisable in the event of a change of control of Suncor. In addition, PSUs and RSUs will vest in the event of a change of control subject to Suncor performance measured at the change of control date. Under the SOP, a change of control generally includes a transaction or series of transactions whereby any person or combination of persons, acting jointly or in concert, beneficially owns, directly or indirectly, or exercises control or direction over, 35% or more of the outstanding voting securities of Suncor or its successor. None of the pre-merger Petro-Canada executives have a change of control clause in their respective Termination Contract.

Executive officers with less than five years of executive service may become eligible to receive supplemental retirement payments under the SU SERP in the event of a change in control of Suncor, after the occurrence of certain specified corporate changes, or for certain executives, after a substantial decrease in such executive's responsibilities. In addition, Suncor has entered into certain trust arrangements for non-U.S. taxpayers to secure its obligations under the SU SERP upon a change in control of Suncor.

Limited Appreciation Rights. Certain management and key employees including Named Executive Officers, have LARs attached to their options. LARs provide the holders an opportunity to realize the value, if any, of their options under the Suncor Plans upon occurrence of a change of control (as explained above) transaction affecting Suncor. In that circumstance, option holders may be unable to exercise their options prior to completion of a change of control transaction due to securities regulatory requirements or internal Suncor policies.

SUNCOR ENERGY INC. 2010 MANAGEMENT PROXY CIRCULAR 29

LARs represent a right attached to each option held by the LARs holder, exercisable upon completion of a change of control transaction, to receive a cash payment from Suncor, upon surrender of a related option. The cash payment for all LARs holders, other than U.S. taxpayers, is equal to the amount, if any, by which:

(a)
the greater of,

(i)
the highest price per Suncor common share paid by a person acquiring Suncor common shares in the change of control transaction, and

(ii)
the highest daily trading price of the Suncor common shares on the TSX during the 60-day period preceding the date of the change of control transaction (daily trading price for this purpose means the average of the high and low board lot trading prices of the Suncor common shares on any particular day),

(b)
exceeds the exercise price of the option to which the LAR is related.

LARs are generally issued annually at Suncor's discretion, have an 18-month term (unless a replacement LAR is issued, in which case the LAR continues in effect under the terms of the replacement LAR), and attach to all options held by the holder during the term of the LAR. Upon the exercise or expiry of any option, the attached LAR is cancelled.

Generally, LARs terminate and are of no further effect upon termination of employment, retirement, death or entitlement to long-term disability benefits. However, the Board of Directors has the discretion to permit the exercise of LARs in the manner and on such terms as it may authorize.

Termination and Change of Control Benefits

Name	Triggering Event (4)	Cash Portion $	Value of Equity & Share Based Awards $	Other Benefits (2) $	Total $

R.L. GEORGE	Change in Control	6 650 000	9 542 143	—	16 192 143
	Resignation (1)	—	9 542 143	—	9 542 143
	Termination Event	6 650 000	9 542 143	3 422 914	19 615 057

R.A. BRENNEMAN (3)	Change in Control	—	—	—	—
	Resignation (1)(4)	—	—	—	—
	Termination Event	5 337 621	—	156 000	5 493 621

B. DEMOSKY	Change in Control	1 100 500	1 190 758	322 122	2 613 380
	Resignation	—	—	—	—
	Termination Event	1 100 500	1 190 758	—	2 291 258

E.F.H. ROBERTS	Change in Control	—	—	—	—
	Resignation (1)	—	—	—	—
	Termination Event	3 883 613	—	175 400	4 059 013

B.J. JACKMAN	Change in Control	—	—	—	—
	Resignation (1)	—	—	—	—
	Termination Event	4 134 826	—	—	4 134 826

S.W. WILLIAMS	Change in Control	3 038 750	4 776 777	—	7 815 527
	Resignation	—	—	—	—
	Termination Event	3 038 750	4 776 777	2 666 474	10 482 001

(1)
Messrs. Brenneman, George, Jackman and Roberts are eligible to retire, and would be treated as a retiree if they leave Suncor for any reason.

(2)
Other Benefits includes the value of additional pension provided to Named Executive Officers in certain circumstances, as referred to above.

(3)
Mr. Brenneman is retiring from Suncor as of August 1, 2010.

(4)
Assumes December 31, 2009 triggering event.

Mr. Kallos elected to leave Suncor effective December 31, 2009 and received $3,821,876 in cash plus $291,445 in other benefits for a total of $4,113,321 in accordance with the terms of his pre-merger Petro-Canada Termination Contract.

Mr. Alley retired from Suncor effective January 3, 2010.

30 SUNCOR ENERGY INC. 2010 MANAGEMENT PROXY CIRCULAR

Indebtedness of Directors, Executive Officers and Senior Officers

None of the directors, executive officers or senior officers of Suncor, persons who served as directors, executive officers or senior officers at any time during 2009, or their respective associates, were at any time during the year, excluding routine indebtedness, indebted to Suncor or its subsidiaries, either in connection with the purchase of Suncor securities or otherwise.

Summary of Incentive Plans

The following table sets forth information in respect of securities authorized for issuance under our equity compensation plans as at December 31, 2009.

	Number of securities to be issued upon exercise of outstanding options (a)	Weighted-average exercise price of outstanding options (b) ($)	Number of securities remaining available for future issuance under option plans (excluding securities reflected in column (a))

Option plans approved by security holders	65 136 051	31.32	23 875 540
Option plans not approved by security holders	6 805 257	41.04	—

Total	71 941 308	32.24	23 875 540

The numbers shown under "Option plans approved by security holders" refer to the SOP, ESP, the SunShare Performance Stock Option Plan, the Petro-Canada Employee Stock Option Plan and the SunShare 2012 Plan. The numbers shown under "Option plans not approved by security holders" refer to the Key Contributor Stock Option Plan, which was approved by the Board of Directors in 2004 and closed effective July 31, 2009.

Suncor Energy Stock Option Plan. The Suncor Energy Stock Option Plan ("SOP") provides for the grant of options to purchase Suncor common shares, as well as the grant of SARs and LARs.

Options entitle the holder to purchase shares at a price not less than the Market Value (as defined below) of the shares on the date of grant. Where SARs are granted on a stand alone basis, each SAR entitles the holder to receive, upon exercise, payment equal to the difference between the Market Value of a share on exercise and the Market Value of a common share on the date of grant. The options and SARs have a term of seven years. A Tandem SAR entitles the holder to receive, upon exercise, a payment equal to the difference between the Market Value of a Suncor common share on exercise and the exercise price of the related option. The "Market Value" under the SOP is the simple average of the high and low prices at which shares were traded in one or more board lots on the TSX on the day prior to the grant date.

Effective August 1, 2009, the SOP provided for the reservation of 45,845,554 shares which could be issued pursuant to the exercise of options which are granted under, or otherwise subject to, the SOP. This reservation consisted of the aggregate of (i) 29,903,173 common shares which would otherwise be reserved for issuance under the PC SOP pursuant to the exercise of Petro-Canada options issued under the PC SOP outstanding as at August 1, 2009, and (ii) the re-allocation to the SOP of 15,942,381 common shares that would otherwise be unallocated and reserved and available for issuance pursuant to the exercise of unallocated options under the pre-merger Suncor incentive plans that were closed to new grants effective August 1, 2009 (see "Suncor Closed Plans" for more information).

Performance Share Unit Plan. PSUs pay out at a value between 0% and 150% (for grants prior to January 1, 2010) or 0% and 200% (for grants after January 1, 2010) of face value contingent upon Suncor's performance relative to a peer group of companies over a three year period. The peer group is chosen based on criteria approved by the HR&CC. Specifically, the peer group for grants prior to January 01, 2010 includes large oil and gas production companies in Canada and the United States and all Canadian integrated oil and gas companies. The peer group for grants after 2010 includes North American and International Energy companies. The peer group is adjusted as appropriate and approved by the HR&CC for each annual grant. The 2006 PSU grants for both pre-merger Suncor and Petro-Canada did not meet minimum thresholds to pay out.

Performance and the corresponding payout, if any, is measured by reference to Suncor's total shareholder return ("TSR") relative to its peer group. The PSU Plan was amended in 2009 to provide for dividend reinvestment for grants after January 1, 2010.

SUNCOR ENERGY INC. 2010 MANAGEMENT PROXY CIRCULAR 31

Vesting for grants of PSUs up to and including the 2007 grant occurs as follows:

Percentage of PSU Vesting at End of Three-Year Performance Period	Total Shareholder Return Performance Period Compared to Peer Group

Nil	Suncor TSR less than the 25th percentile of the peer group.
50%	Suncor TSR greater than or equal to the 25th percentile of the peer group TSRs, and less than the 50th percentile of the peer group TSRs.
100%	Suncor TSR greater than or equal to the 50th percentile of the peer group TSRs, and less than the 75th percentile of the peer group TSRs.
150%	Suncor TSR greater than or equal to the 75th percentile of the peer group TSRs.

Vesting for grants of PSUs awarded after January 1, 2008 was changed to more explicitly recognize performance between the 25th and 75th percentiles of the peer group occurs as follows (as approved by the Board on July 24, 2008):

Percentage of PSU Vesting at End of Three-Year Performance Period	Total Shareholder Return Performance Period Compared to Peer Group

Nil	Suncor TSR less than the 25th percentile of the peer group.
50% to 150%	Suncor TSR greater than or equal to the 25th percentile of the peer group TSRs, and less than the 75th percentile of the peer group TSRs.
150%	Suncor TSR greater than or equal to the 75th percentile of the peer group TSRs.

Vesting for grants of PSUs awarded after January 1, 2010 was changed to a maximum payout of 200% of target as follows (as approved by the Board on November 13, 2009):

Percentage of PSU Vesting at End of Three-Year Performance Period	Total Shareholder Return Performance Period Compared to Peer Group

Nil	Suncor TSR less than the 25th percentile of the peer group.
50% to 200%	Suncor TSR greater than or equal to the 25th percentile.

At the end of the three-year performance period, relative TSR is measured, the payout value is determined and, if applicable, subsequently paid to participants in cash. The final value is based on the number of vested PSUs multiplied by the common share price as determined under the PSU Plan provisions.

PSUs do not count towards the assessment of executive share ownership levels for purposes of the share ownership guidelines. Upon payout, executives must use the cash payout, or other cash resources, to purchase Suncor common shares on the open market toward satisfying any unmet share ownership guidelines.

Restricted Share Unit Plan. The RSU Plan was established in January 2009 by the HR&CC and is designed, in light of existing market conditions, to provide RSUs to key employees, senior managers and executives of Suncor as part of their annual equity-based compensation in order to increase the retention aspects of the overall equity programs, as well as to further align participants with shareholder interests.

Each RSU is a right to a cash payment, equivalent in value to one Suncor common share based on the value of Suncor's average share price for the last 20 trading days of the restricted period. Awards under the RSU Plan are administered by the HR&CC. RSUs will not count towards the assessment of executive share ownership levels for purposes of the share ownership guidelines. The RSU Plan was amended in 2009 to provide for dividend reinvestment for grants after January 1, 2010.

32 SUNCOR ENERGY INC. 2010 MANAGEMENT PROXY CIRCULAR

Suncor Closed Plans. The following table provides the key terms of the pre-merger Suncor incentive plans that were closed to new grants effective August 1, 2009 (the "Suncor Closed Plans").

Year Approved	Plan Name	Award Type (1)	No. Outstanding at Feb. 26, 2010 (% of outstanding shares)		Balance Allocated to SOP Aug. 1, 2009	Vesting Schedule		Expiry (2)	Performance Conditions

1992	Executive Stock Plan ("ESP")	Options	8 821 877 (0.57%	)	2 168 732	1/3 per yr over 3 yrs		10 years	No
2002	SunShare Performance Stock Option Plan	Options	12 330 882 (0.79%	)	—	Vested	(3)	April 29, 2012	Yes (4)
2004	Key Contributor Stock Option Plan	Options	6 667 850 (0.43%	)	2 094 650	1/3 per yr over 3 yrs		10 years	No
2007	SunShare 2012 Plan	Options	15 277 035 (0.98%	)	5 615 984	Price Targets	(5)	September 27, 2014	Yes (6)
		RSUs	1 796 911		—	Jan 1, 2011 July 31, 2012		—	No

(1)
Option grants may include associated LAR.

(2)
Unless otherwise indicated date shown is period of time from grant date.

(3)
100% of options vested in recognition of the performance criteria described in footnote 4.

(4)
The performance criteria for maximum vesting included achievement of Suncor-wide targets for return on capital employed ("ROCE") with maximum vesting at 15% average annual ROCE over the 2003 to 2008 period, and a doubling of share price from the $13.82 grant price by April 2008 (achieved June 2005). The interim targets, namely the achievement of a 40% rise in share price concurrent with TSR superior to the TSR of the S&P 500, and the achievement of 15% ROCE for 2003 to 2004, were achieved on October 5, 2004 and December 31, 2004 respectively.

(5)
On May 12, 2008 we achieved the first share price target of the SunShare 2012 Plan. See footnote 6 for details.

(6)
The performance criteria include aggressive share price and TSR targets that align employee performance with shareholders' interests. Specifically, the performance criteria for 100% vesting of the SunShare 2012 Options include two common share price targets and relative TSR performance in the top quartile among a peer group of companies. TSR is a measure of return on investment that includes both capital gains and dividends over the measurement period.

Petro-Canada Closed Plans. The following table provides the key terms of the pre-merger Petro-Canada incentive plans that were closed to new grants effective August 1, 2009 (the "Petro-Canada Closed Plans").

Year Approved	Plan Name	Award Type	No. Outstanding at Feb. 26, 2010 (% of outstanding shares)		Balance Allocated to SOP (Aug. 1, 2009)	Vesting Schedule	Expiry	Performance Conditions

2004	PC Stock Option Plan (PCSOP)	Option	21 121 195 (1.35%	)	6 063 015	1/4 per yr over 4 yrs	7 years	No
2007	PC Stock Appreciation Rights Plan (PCSAR) (1)	SAR	13 811 729 (0.88%	)	N/A	1/4 per yr over 4 yrs	7 years	No
2004	PC Performance Share Unit Plan (PCPSU)	PSU	515 706		N/A	3 yrs	N/A	Yes (2)
2008	PC Restricted Share Unit Plan (PCRSU) (Non-Employee Directors) (3)	RSU	51 481		N/A	3 yrs	N/A	No
2008	PC Restricted Share Unit Plan (PCPSU) (Eligible Employees of Petro-Canada)	RSU	818 178		N/A	3 yrs	N/A	No
2009	PC Deferred Share Unit Plan (PPCDSU) (Non- Employee Directors of Petro-Canada) (4)	DSU	137 740		N/A	N/A	N/A	No
2000	PC Deferred Share Unit Plan (PCDSU) (Eligible Employees of Petro-Canada) (5)	DSU	395 107		N/A	N/A	N/A	No
2008	PC Deferred Share Unit Plan (PCDSU) (Employees of Petro-Canada) (6)	DSU	315 840		N/A	N/A	N/A	No

(1)
The PCSAR Plan provides a cash payment to participants equal to the appreciation in Petro Canada's share price between the date the SARs were granted and the date the SARs are exercised. All SARs are non-transferable and non-assignable, and exercisable on terms determined by the Compensation Committee in its discretion at the time the SARs are granted. The exercise price per SAR cannot be less than the closing price of the common shares on the TSX on the day preceding the day the SARs are granted.

(2)
PSUs under the PCPSU are a form of mid-term incentive that rewards participants for Petro Canada's performance against specific performance standards. The Compensation Committee used its discretion to select and attach performance standards to PSUs. Relative Total Shareholder Return ("PCTSR") is the measure that was employed from 2004.

(3)
This plan closed on December 31, 2003.

(4)
Members (as that term is defined in the plan) could elect to have all or a portion of their annual board retainer and meeting fees in DSUs.

(5)
Eligible Employees (as that term is defined in the plan) could elect to have their bonus payable in the next calendar year in DSUs.

(6)
Employees (as that term is defined in the plan) could receive DSUs at the discretion of the Management Resources and Compensation Committee.

SUNCOR ENERGY INC. 2010 MANAGEMENT PROXY CIRCULAR 33

Aggregate Potential Dilution. The aggregate potential dilution of all issued, outstanding and authorized options under Suncor stock option plans was 6.1% at February 26, 2010. Suncor has no other equity compensation plans involving newly issued securities.

Additional Terms of Equity Compensation Plans:

•
The SOP and the Suncor Closed Plans contain an amendment provision providing that the Board may amend, modify or terminate the plans if and when it is advisable at the discretion of the Board without disinterested shareholder approval except for those amendments specifically requiring disinterested shareholder approval as mandated by the respective plans including: (a) an increase in the number of securities reserved under the plans; (b) a reduction in an exercise price, or cancellation and reissue of options which benefits any option holder; (c) an amendment that extends the term of an award beyond its original expiry that benefits any option holder; (d) allowing awards granted under the plans to be transferable or assignable other than for normal estate settlement purposes; (e) any amendment to the definition of participant or eligible participant that may permit the introduction of non-employee directors on a discretionary basis.

•
The Petro-Canada Stock Option Plan contains an amendment provision providing that the HR&CC may amend the plan: (a) to make formal, minor or technical modifications to any of the provisions; (b) to change any of the provisions provided the change is not materially prejudicial to the interests of the option holders; or (c) to correct any ambiguity, defective provisions, error or omissions in the provisions of the plan provided that the rights of the option holders are not prejudiced by the correction. Subject to the obtaining of any required regulatory or other approvals, any other amendment is only effective after it has been approved by a resolution of the option holders or passed at a meeting of option holders.

•
No one person or company is entitled to receive more than 5% of the common shares reserved for issuance on exercise of the options available for grant under the SOP and the Suncor Closed Plans.

•
All or any portion of an option or LAR granted under any of these plans, or any entitlement to receive an option or LAR, is non transferable and no assignment, encumbrance or transfer, whether voluntary, involuntary, by operation of law or otherwise, shall vest any interest or right in such option or LAR in any assignee or transferee. Immediately upon any assignment or transfer, the option or LAR shall terminate, be cancelled and of no further effect. However, an option and the right to exercise it may transfer to a participant's heirs and legal personal representative in death.

•
The exercise price of each option granted under the SOP and the Suncor Closed Plans cannot be less than the fair market value of a common share at the time of grant. Fair market value will be the simple average of the high and low prices at which shares were traded in one or more board lots on the TSX on the day prior to the grant date ("Market Value").

•
Options granted under the SOP and the Suncor Closed Plans, but not yet exercisable, become immediately exercisable in the event of a change of control of Suncor.

•
The SOP and the Suncor Closed Plans provide for adjustments to be made for the effect of certain events, including but not limited to, subdivision, consolidation, reorganization or other events which necessitate adjustments to the options in proportion with adjustments made to all common shares.

•
The aggregate number of common shares which may be reserved for issuance under the SOP and the Suncor Closed Plans, under any employee stock purchase plans of Suncor and all other security-based compensation arrangements of Suncor, must not, within any one-year period be issued, or at any time under such arrangements be issuable, to insiders of Suncor (as defined in the TSX Manual) in an amount exceeding 10% of Suncor's total issued and outstanding securities.

•
Pursuant to the SOP, in the event of an employee's involuntary termination (other than for cause) or voluntary termination of employment, unvested options expire immediately and vested options expire no later than three months from such termination. Vested options expire one year after termination of employment due to death or disability and no later than three years after termination of employment due to retirement. In the event of involuntary termination for cause, all options expire on the date of such termination.

•
Pursuant to the ESP and the Key Contributor Plan, in the event of an employee's involuntary or voluntary termination of employment, unvested options expire immediately and vested options expire no later than six months from such termination. Vested options expire one year after termination of employment due to death or disability and no later than three years after termination of employment due to retirement.

•
Pursuant to the SunShare Plan and the SunShare 2012 Plan, all unvested options are cancelled on cessation of employment for any reason other than death, retirement or disability. Vested options expire in these circumstances six months from cessation of employment, unless the employee is terminated for cause in which case the vested options also expire immediately. Upon termination of employment due to death, unvested options expire one year from the employee's death and 18 months from the employee's death if they vest during the first year after the employee's death. Pursuant to the SunShare Plan, upon retirement or disability, options vest on a pro-rated basis, based on active service and achievement of performance criteria and expire one year from date of vesting. Pursuant to the SunShare 2012 Plan, upon retirement or disability, options may vest on a pro-rated basis based on active service. Any options that have not vested within one year of retirement shall be cancelled and be of no further force and effect.

34 SUNCOR ENERGY INC. 2010 MANAGEMENT PROXY CIRCULAR

•
Pursuant to the PCSOP, unless otherwise determined at the time of grant, in the event of (a) the death of an option holder, all options shall immediately vest with one year to exercise or until the normal expiry date if earlier, (b) voluntary retirement of an option holder, options shall continue to vest on the original schedule and may be exercised after vesting for up to four years after retirement or until the normal expiry date, if earlier, (c) the termination without cause of the option holder's employment, options vested on the effective date of the termination may be exercised within the earlier of 90 days of the effective date of termination or the normal expiry date and all other options expire immediately and (d) event the termination with cause of the option holder's employment or voluntary resignation (other than at retirement), all options expire immediately.

•
Pursuant to the PCSAR (for employees residing outside the European Economic Area ("EEA"), unless otherwise determined at the time of grant, in the event of (a) death of a SARs holder all rights immediately vest with one year to exercise or until the normal expiry date if earlier, (b) voluntary retirement all rights continue to vest on the original schedule and may be exercised after vesting for up to four years after retirement or until the normal expiry date, if earlier, (c) the termination without cause of the SARs holder's employment, rights that are vested on the effective date of termination may be exercised during the following 90 days or until the normal expiry date, if earlier, and all other SARs expire immediately and (d) the termination with cause of the SARs holder's employment or voluntary resignation (other than at retirement) all rights expire immediately.

•
Pursuant to the PCPSU (for employees residing outside of the EEA), unless otherwise determined at the time of grant, in the event of a) death of a PSU holder the award is prorated based on the portion of the performance period employed, b) voluntary retirement, or termination or retirement of the PSU holder's employment without cause, the PSU holder may, at management discretion, receive a prorated award based on the portion of the performance period employed, and c) the termination or retirement with cause of the PSU holder's employment or voluntary resignation all unpaid awards (earned or unearned) are forfeited.

DIRECTORS' AND OFFICERS' INSURANCE

Under policies purchased by Suncor, approximately US$150 million of insurance is in effect for the directors and officers of Suncor against liability for any actual or alleged error, misstatement, misleading statement, act, omission, neglect or breach of duty in discharging their duties, individually or collectively. Suncor is also insured under these policies in the event it is permitted or required by law to indemnify individual directors and officers.

The policies are subject to certain exclusions, and provide for a corporate deductible of US$10 million in circumstances where Suncor indemnifies individual directors and officers. If Suncor is unable by law to indemnify individual directors and officers, including in an event of insolvency, there is no deductible. In 2009, Suncor paid premiums of approximately US$1.5 million for directors and officers insurance for the 12-month period ending August 1, 2010.

CORPORATE GOVERNANCE

Suncor's Board of Directors is committed to maintaining high standards of corporate governance, and regularly reviews and updates its corporate governance systems in light of changing practices, expectations and legal requirements.

Suncor is a Canadian reporting issuer. Our common shares are listed on both the TSX and the NYSE. Accordingly, our corporate governance practices reflect applicable rules and guidelines adopted by the Canadian Securities Administrators (the "Canadian Requirements") and the U.S. Securities and Exchange Commission ("SEC"), including applicable rules adopted by the SEC to give effect to the provisions of the Sarbanes-Oxley Act of 2002 (collectively, the "SEC Requirements"). NYSE corporate governance requirements are generally not applicable to non-U.S. companies. However, Suncor has reviewed its practices against the requirements of the NYSE applicable to U.S. domestic companies ("NYSE Standards"). Based on that review, Suncor's corporate governance practices in 2009 did not differ from the NYSE Standards in any significant respect, with the exceptions described in Schedule D under the heading, "Compliance with NYSE Standards".

Suncor's Statement of Corporate Governance Practices ("Statement") this year is based on the Canadian Requirements, as set out in National Policy 58-201 Corporate Governance Guidelines and National Instrument 58-101 Disclosure of Corporate Governance Practices (collectively, the "CSA Guidelines"). This Statement has been approved by the Board of Directors, on the recommendation of its Governance Committee.

Suncor's Statement can be found in Schedule D.

SUNCOR ENERGY INC. 2010 MANAGEMENT PROXY CIRCULAR 35

SCHEDULE A: DIRECTORS' OUTSTANDING OPTION-BASED AND SHARE-BASED AWARDS

The following tables provide details of the options and DSUs held by directors of Suncor, other than Richard L. George, Suncor's president and chief executive officer, and the fiscal year-end option values. Notes to the following tables appear on page 38.

		Option-Based Awards				Share-Based Awards
Name	Grant Date	Number of securities underlying unexercised options	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options (1) ($)	Number of share units that have not vested (2)	Market payout value of share units that have not vested (1) ($)

Mel E. Benson	Apr. 26, 2006	8 000	49.13	Apr. 26, 2016	—	—	—
	July 31, 2007	4 000	47.34	July 31, 2017	—	—	—
	July 29, 2008	4 000	55.86	July 29, 2018	—	—	—
	From Apr. 19, 2000 to Dec. 31, 2009		—	—	—	35 253	1 311 764

		Option-Based Awards				Share-Based Awards
Name	Grant Date	Number of securities underlying unexercised options	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options (1) ($)	Number of share units that have not vested (2)	Market payout value of share units that have not vested (1) ($)

Brian A. Canfield	Apr. 19, 2000	16 000	7.99	Apr. 19, 2010	467 520	—	—
	Apr. 18, 2001	16 000	10.67	Apr. 18, 2011	424 640	—	—
	Apr. 26, 2002	16 000	14.07	Apr. 26, 2012	370 240	—	—
	Apr. 24, 2003	16 000	12.31	Apr. 24, 2013	398 400	—	—
	Apr. 29, 2004	8 000	16.55	Apr. 29, 2014	165 280	—	—
	Apr. 28, 2005	8 000	22.92	Apr. 28, 2015	114 320	—	—
	Apr. 26, 2006	8 000	49.13	Apr. 26, 2016	—	—	—
	July 31, 2007	4 000	47.34	July 31, 2017	—	—	—
	July 29, 2008	4 000	55.86	July 29, 2018	—	—	—
	From Nov. 10, 1995 to Dec. 31, 2009		—	—	—	63 242	2 353 235

		Option-Based Awards				Share-Based Awards
Name	Grant Date	Number of securities underlying unexercised options	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options (1) ($)	Number of share units that have not vested (2)	Market payout value of share units that have not vested (1) ($)

Dominic D'Alessandro	From Nov. 12, 2009 to Dec. 31, 2009		—	—	—	6 862	255 335

		Option-Based Awards				Share-Based Awards
Name	Grant Date	Number of securities underlying unexercised options	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options (1) ($)	Number of share units that have not vested (2)	Market payout value of share units that have not vested (1) ($)

John T. Ferguson	Apr. 19, 2000	16 000	7.99	Apr. 19, 2010	467 520	—	—
	Apr. 18, 2001	16 000	10.67	Apr. 18, 2011	424 640	—	—
	Apr. 26, 2002	16 000	14.07	Apr. 26, 2012	370 240	—	—
	Apr. 24, 2003	16 000	12.31	Apr. 24, 2013	398 400	—	—
	Apr. 29, 2004	8 000	16.55	Apr. 29, 2014	165 280	—	—
	Apr. 28, 2005	8 000	22.92	Apr. 28, 2015	114 320	—	—
	Apr. 26, 2006	8 000	49.13	Apr. 26, 2016	—	—	—
	July 31, 2007	6 000	47.34	July 31, 2017	—	—	—
	July 29, 2008	6 000	55.86	July 29, 2018	—	—	—
	From Nov. 10, 1995 to Dec. 31, 2009		—	—	—	53 987	2 008 856

36 SUNCOR ENERGY INC. 2010 MANAGEMENT PROXY CIRCULAR

		Option-Based Awards				Share-Based Awards
Name	Grant Date	Number of securities underlying unexercised options	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options (1) ($)	Number of share units that have not vested (2)	Market payout value of share units that have not vested (1) ($)

W. Douglas Ford	Apr. 29, 2004	16 000	16.55	Apr. 29, 2014	330 560	—	—
	Apr. 28, 2005	8 000	22.92	Apr. 28, 2015	114 320	—	—
	Apr. 26, 2006	8 000	49.13	Apr. 26, 2016	—	—	—
	July 31, 2007	4 000	47.34	July 31, 2017	—	—	—
	July 29, 2008	4 000	55.86	July 29, 2018	—	—	—
	From Apr. 29, 2004 to Dec. 31, 2009		—	—	—	40 409	1 503 619

		Option-Based Awards				Share-Based Awards
Name	Grant Date	Number of securities underlying unexercised options	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options (1) ($)	Number of share units that have not vested (2)	Market payout value of share units that have not vested (1) ($)

Paul Haseldonckx	From 2002 to Dec. 31, 2009		—	—	—	11 003	409 421

		Option-Based Awards				Share-Based Awards
Name	Grant Date	Number of securities underlying unexercised options	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options (1) ($)	Number of share units that have not vested (2)	Market payout value of share units that have not vested (1) ($)

John R. Huff	Apr. 19, 2000	16 000	7.99	Apr. 19, 2010	467 520	—	—
	Apr. 18, 2001	16 000	10.67	Apr. 18, 2011	424 640	—	—
	Apr. 26, 2002	16 000	14.07	Apr. 26, 2012	370 240	—	—
	Apr. 24, 2003	16 000	12.31	Apr. 24, 2013	398 400	—	—
	Apr. 29, 2004	8 000	16.55	Apr. 29, 2014	165 280	—	—
	Apr. 28, 2005	8 000	22.92	Apr. 28, 2015	114 320	—	—
	Apr. 26, 2006	8 000	49.13	Apr. 26, 2016	—	—	—
	July 31, 2007	4 000	47.34	July 31, 2017	—	—	—
	July 29, 2008	4 000	55.86	July 29, 2018	—	—	—
	From Jan. 30, 1998 to Dec. 31, 2009		—	—	—	63 388	2 358 667

		Option-Based Awards				Share-Based Awards
Name	Grant Date	Number of securities underlying unexercised options	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options (1) ($)	Number of share units that have not vested (2)	Market payout value of share units that have not vested (1) ($)

Jacques Lamarre	From Nov. 12, 2009 to Dec. 31, 2009		—	—	—	6 849	254 851

		Option-Based Awards				Share-Based Awards
Name	Grant Date	Number of securities underlying unexercised options	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options (1) ($)	Number of share units that have not vested (2)	Market payout value of share units that have not vested (1) ($)

Brian MacNeill	From 1995 to Dec. 31, 2009		—	—	—	81 154	3 019 740

		Option-Based Awards				Share-Based Awards
Name	Grant Date	Number of securities underlying unexercised options	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options (1) ($)	Number of share units that have not vested (2)	Market payout value of share units that have not vested (1) ($)

Maureen McCaw	From 2004 to Dec. 31, 2009		—	—	—	17 176	639 119

SUNCOR ENERGY INC. 2010 MANAGEMENT PROXY CIRCULAR 37

		Option-Based Awards				Share-Based Awards
Name	Grant Date	Number of securities underlying unexercised options	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options (1) ($)	Number of share units that have not vested (2)	Market payout value of share units that have not vested (1) ($)

Michael W. O'Brien	Apr. 24, 2003	16 000	12.31	Apr. 24, 2013	398 400	—	—
	Apr. 29, 2004	8 000	16.55	Apr. 29, 2014	165 280	—	—
	Apr. 28, 2005	8 000	22.92	Apr. 28, 2015	114 320	—	—
	Apr. 26, 2006	8 000	49.13	Apr. 26, 2016	—	—	—
	July 31, 2007	4 000	47.34	July 31, 2017	—	—	—
	July 29, 2008	4 000	55.86	July 29, 2018	—	—	—
	From Apr. 26, 2002 to Dec. 31, 2009		—	—	—	33 705	1 254 163

		Option-Based Awards				Share-Based Awards
Name	Grant Date	Number of securities underlying unexercised options	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options (1) ($)	Number of share units that have not vested (2)	Market payout value of share units that have not vested (1) ($)

James Simpson	From 2004 to Dec. 31, 2009		—	—	—	15 551	578 653

		Option-Based Awards				Share-Based Awards
Name	Grant Date	Number of securities underlying unexercised options	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options (1) ($)	Number of share units that have not vested (2)	Market payout value of share units that have not vested (1) ($)

Eira M. Thomas	Apr. 26, 2006	16 000	49.13	Apr. 26, 2016	—	—	—
	July 31, 2007	4 000	47.34	July 31, 2017	—	—	—
	July 29, 2008	4 000	55.86	July 29, 2018	—	—	—
	From Apr. 27, 2006 to Dec. 31, 2009		—	—	—	24 555	913 692

(1)
Value is based on the in-the-money value of exercisable and nonexercisable options and DSUs, as of December 31, 2009. Also included are restricted share units held by Messrs. Haseldonckx and MacNeill under the now closed Petro-Canada Restricted Share Unit Plan (for non-employee directors).

(2)
Includes all DSUs held by the director, including annual DSU grants, directors' fees taken as DSUs, and DSUs granted under the dividend re-investment provisions of the directors' DSU plan. Also included are restricted share units held by Messrs. Haseldonckx and MacNeill under the now closed Petro-Canada Restricted Share Unit Plan (for non-employee directors).

38 SUNCOR ENERGY INC. 2010 MANAGEMENT PROXY CIRCULAR

SCHEDULE B: NAMED EXECUTIVE OFFICERS' OUTSTANDING SHARE-BASED AWARDS AND OPTION-BASED AWARDS

The following tables provide details of options and share units held by the Named Executive Officers and the fiscal year-end option values. Details of options granted to Named Executive Officers subsequent to December 31, 2009 are included in the "Compensation Discussion and Analysis". Notes to the following tables appear on page 41.

		Option-Based Awards					Share-Based Awards
Name	Grant Date	Number of securities underlying unexercised options (2)		Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options (1) ($)	Number of share units that have not vested (5)		Market payout value of share units that have not vested (1) ($)

R.L. George	Jan. 26, 2001	420 000		8.72	Jan. 26, 2011	11 965 800	—		—
	Jan. 25, 2002	360 000		11.96	Jan. 25, 2012	9 090 000	—		—
	Apr. 30, 2002	560 000	(3)	13.82	Apr. 29, 2012	13 098 400	—		—
	Jan. 24, 2003	360 000		13.07	Jan. 24, 2013	8 690 400	—		—
	Jan. 29, 2004	180 000		17.29	Jan. 29, 2014	3 585 600	—		—
	Feb. 3, 2005	144 000		20.78	Feb. 3, 2015	2 365 920	—		—
	Feb. 2, 2006	158 000		46.05	Feb. 2, 2016	—	—		—
	Jan. 30, 2007	166 000		43.72	Jan. 30, 2017	—	—		—
	Sept. 28, 2007	160 000	(4)	47.55	Sept. 28, 2014	—	—		—
	Jan. 1, 2008	—		—	—	—	6 500	(6)	241 865
	Feb. 4, 2008	156 000		47.52	Feb. 4, 2018	—	78 000		2 902 380
	Jan. 27, 2009	136 000		24.50	Jan. 27, 2019	1 728 560	97 780		3 638 394
	Jan. 27, 2009	—		—	—	—	28 970	(6)	1 077 974
	Jul. 31, 2009	—		—	—	—	6 500	(6)	241 865
	Apr. 1, 1997 – Dec. 31, 2009(7)			—	—	—	417 548		15 536 961

		Option-Based Awards				Share-Based Awards
Name	Grant Date	Number of securities underlying unexercised options (2)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options (1) ($)	Number of share units that have not vested (5)	Market payout value of share units that have not vested (1) ($)

R.A. Brenneman	Feb. 16, 2000	9 984	8.22	Feb. 16, 2010	289 436	—	—
	Feb. 11, 2002	224 000	13.37	Feb. 10, 2012	5 340 160	—	—
	Feb. 14, 2003	256 000	20.07	Feb. 13, 2013	4 387 840	—	—
	Mar. 11, 2004	192 000	22.42	Mar. 10, 2011	2 839 680	—	—
	Feb. 24, 2005	230 400	26.78	Feb. 23, 2012	2 403 072	—	—
	Mar. 1, 2006	230 400	40.67	Feb. 28, 2013	—	—	—
	Feb. 23, 2007	288 000	34.34	Feb. 22, 2014	826 560	96 000	3 572 160
	Feb. 22, 2008	258 560	36.82	Feb. 21, 2015	100 838	83 200	3 095 872
	Feb. 24, 2009	314 880	19.44	Feb. 23, 2016	5 595 418	104 960	3 905 562
	Feb. 23 2007 – Dec. 31, 2009		—	—	—	8 831	328 606
	Feb. 14, 2003 – Dec. 31 2009(8)		—	—	—	291 112	10 832 278

		Option-Based Awards					Share-Based Awards
Name	Grant Date	Number of securities underlying unexercised options (2)		Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options (1) ($)	Number of share units that have not vested (5)		Market payout value of share units that have not vested (1) ($)

B. Demosky	Feb. 1, 2006	23 334	(3)	45.85	Apr. 29, 2014	—	—		—
	Feb. 2, 2006	16 400		46.05	Feb. 2, 2016	—	—		—
	Jan. 30, 2007	9 000		43.72	Jan. 30, 2017	—	—		—
	Sept. 28, 2007	22 000	(4)	47.55	Sept. 28, 2014	—	—		—
	Jan. 1, 2008	—		—	—	—	800	(6)	—
	Feb. 4, 2008	7 400		47.52	Feb. 4, 2018	—	3 700		137 677
	Mar. 3, 2008	2 600		51.23	Mar. 3, 2018	—	1 300		48 373
	Apr. 1, 2008	—		—	—	—	944	(6)	35 126
	Apr. 4, 2008	23 936	(4)	49.36	Feb. 4, 2018	—	—		—
	Jan. 27, 2009	18 000		24.50	Jan. 27, 2019	228 780	5 040	(6)	187 538
	Jan. 27, 2009	—		—	—	—	14 400		535 824
	Jul. 31, 2009	—		—	—	—	1 800	(6)	66 978

SUNCOR ENERGY INC. 2010 MANAGEMENT PROXY CIRCULAR 39

		Option-Based Awards					Share-Based Awards
Name	Grant Date	Number of securities underlying unexercised options (2)		Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options (1) ($)	Number of share units that have not vested (5)		Market payout value of share units that have not vested (1) ($)

J.K. Alley	Jan. 25, 2002	34 000		11.96	Jan. 25, 2012	858 500	—		—
	Apr. 30, 2002	80 000	(7)	13.82	Apr. 29, 2012	1 871 200	—		—
	Jan. 24, 2003	34 000		13.07	Jan. 24, 2013	820 760	—		—
	Aug. 1, 2003	101 666		13.82	Apr. 29, 2012	2 377 968	—		—
	Jan. 29, 2004	32 000		17.29	Jan. 29, 2014	637 440	—		—
	Feb. 3, 2005	32 000		20.78	Feb. 3, 2015	525 760	—		—
	Feb. 2, 2006	32 000		46.05	Feb. 2, 2016	—	—		—
	Jan. 30, 2007	26 000		43.72	Jan. 30, 2017	—	—		—
	Sept. 28, 2007	60 000	(4)	47.55	Sept. 28, 2014	—	—		—
	Jan. 1, 2008	—		—	—	—	2 300	(6)	85 583
	Feb. 4, 2008	24 000		47.52	Feb. 4, 2018	—	12 000		446 520
	Jan. 27, 2009	18 000		24.50	Jan. 3, 2013	—	12 940		481 497
	Jan. 27, 2009	—		—	—	—	3 830	(6)	142 514
	Jul. 31, 2009	—		—	—	—	2 300	(6)	85 583
	Oct. 1, 2009	—		—	—	—	7 520	(6)	279 819
	Apr. 1, 1997 – Dec. 31, 2009(7)			—	—	—	83 509		3 107 370

		Option-Based Awards				Share-Based Awards
Name	Grant Date	Number of securities underlying unexercised options (2)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options (1) ($)	Number of share units that have not vested (5)		Market payout value of share units that have not vested (1) ($)

E.F.H. Roberts	Feb. 14, 2001	87 040	14.38	Feb. 13, 2011	1 987 123	—		—
	Feb. 11, 2002	28 800	13.37	Feb. 10, 2012	686 592	—		—
	Feb. 14, 2003	115 200	20.07	Feb. 13, 2013	1 974 528	—		—
	Mar. 11, 2004	64 000	22.42	Mar. 10, 2011	946 560	—		—
	Feb. 24, 2005	76 800	26.78	Feb. 23, 2012	801 024	—		—
	Mar. 1, 2006	64 000	40.67	Feb. 28, 2013	—	—		—
	Feb. 23, 2007	96 000	34.34	Feb. 22, 2014	275 520	25 600		952 576
	Feb. 22, 2008	96 000	36.82	Feb. 21, 2015	37 440	25 600		952 576
	Feb. 24, 2009	115 200	19.44	Feb. 23, 2016	2 047 104	38 400		1 428 864
	Oct. 1, 2009	—	—	—	—	11 280	(6)	419 729
	Feb. 23 2007 – Dec. 31, 2009		—	—	—	2 638		98 160
	Feb. 14, 2003 – Dec. 31 2009(8)		—	—	—	49 084		1 826 416

		Option-Based Awards				Share-Based Awards
Name	Grant Date	Number of securities underlying unexercised options (2)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options (1) ($)	Number of share units that have not vested (5)	Market payout value of share units that have not vested (1) ($)

B.J. Jackman	Feb. 16, 2000	90 880	8.22	Feb. 16, 2010	2 634 611	—	—
	Feb. 14, 2001	133 120	14.38	Feb. 13, 2011	3 039 130	—	—
	Feb. 11, 2002	128 000	13.37	Feb. 10, 2012	3 051 520	—	—
	Feb. 14, 2003	128 000	20.07	Feb. 13, 2013	2 193 920	—	—
	Mar. 11, 2004	76 800	22.42	Mar. 10, 2011	1 135 872	—	—
	Feb. 25, 2005	76 800	26.78	Feb. 23, 2012	801 024	—	—
	Mar. 6, 2006	64 000	40.67	Feb. 28, 2013	—	—	—
	Feb. 23, 2007	96 000	34.34	Feb. 22, 2014	275 520	25 600	952 576
	Feb. 22, 2008	96 000	36.82	Feb. 21, 2015	37 440	25 600	952 576
	Feb. 24, 2009	134 400	19.44	Feb. 23, 2016	2 388 288	44 800	1 667 008
	Feb. 23 2007 – Dec. 31, 2009		—	—	—	2 739	101 918
	May 11, 2000 – Dec. 31 2009(8)		—	—	—	120 202	4 472 716

40 SUNCOR ENERGY INC. 2010 MANAGEMENT PROXY CIRCULAR

		Option-Based Awards				Share-Based Awards
Name	Grant Date	Number of securities underlying unexercised options (2)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options (1) ($)	Number of share units that have not vested (5)	Market payout value of share units that have not vested (1) ($)

P.S. Kallos	Mar. 11, 2004	38 400	22.42	Mar. 10, 2011	567 936	—	—
	Feb. 24, 2005	38 400	26.78	Feb. 23, 2012	400 512	—	—
	Mar. 1, 2006	51 200	40.67	Feb. 28, 2013	—	—	—
	Feb. 23, 2007	57 600	34.34	Feb. 22, 2014	165 312	15 360	571 546
	Feb. 22, 2008	57 600	36.82	Feb. 21, 2015	22 464	25 600	952 576
	July. 29, 2008	38 400	37.11	Jul. 28, 2015	3 840	—	—
	Feb. 24, 2009	107 520	19.44	Feb. 23, 2016	1 910 630	35 840	1 333 606
	Feb. 23 2007 – Dec. 31, 2009		—	—	—	2 139	79 592
	Nov. 21, 2003 – Dec. 31 2009(8)		—	—	—	22 513	837 709

		Option-Based Awards					Share-Based Awards
Name	Grant Date	Number of securities underlying unexercised options (2)		Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options (1) ($)	Number of share units that have not vested (5)		Market payout value of share units that have not vested (1) ($)

S.W. Williams	May 1, 2002	180 000	(3)	13.82	Apr. 29, 2012	4 210 200	—		—
	May 1, 2002	57 000		12.78	May. 1, 2012	1 392 510	—		—
	Jan. 24, 2003	100 000		13.07	Jan. 24, 2013	2 414 000	—		—
	Jan. 29, 2004	50 000		17.29	Jan. 29, 2014	996 000	—		—
	Feb. 3, 2005	48 000		20.78	Feb. 3, 2015	788 640	—		—
	Feb. 2, 2006	48 000		46.05	Feb. 2, 2016	—	—		—
	Jan. 30, 2007	46 000		43.72	Jan. 30, 2017	—	—		—
	Mar. 19, 2007	24 000		40.29	Mar. 19, 2017	—	—		—
	Apr. 1, 2007	16 000	(3)	44.17	Apr. 29, 2012	—	—		—
	Sept. 28, 2007	110 000	(4)	47.55	Sept. 28, 2014	—	—		—
	Jan. 1, 2008	—		—	—	—	3 800	(6)	141 398
	Feb. 4, 2008	70 000		47.52	Feb. 4, 2018	—	35 000		1 302 350
	Jan. 27, 2009	65 000		24.50	Jan. 27, 2019	826 150	13 850	(6)	515 359
	Jan. 27, 2009	—		—	—	—	46 740		1 739 195
	Jul. 31, 2009	—		—	—	—	3 800	(6)	141 398
	Oct. 1, 2009	—		—	—	—	7 520	(6)	279 819

(1)
All option and share unit values were determined based on Suncor's commons shares closing price of $37.21 Cdn on December 31, 2009.

(2)
Unless noted, refers to options granted under the ESP or Petro-Canada Closed Plans.

(3)
Options granted under the SunShare Plan.

(4)
Options granted under the SunShare 2012 Plan.

(5)
Unless noted, refers to PSUs granted under the PSU Plan.

(6)
Restricted Share Units granted under the SunShare 2012 Plan or the RSU Plan.

(7)
Deferred Share Units granted under now closed the Special Performance Incentive Plan, which ran from April 1, 1997 through April 1, 2002 and provided for performance based awards to senior executives. Includes dividend reinvestment of nominal dividends.

(8)
Includes DSUs granted under the PCDSU. Includes dividend reinvestment.

SUNCOR ENERGY INC. 2010 MANAGEMENT PROXY CIRCULAR 41

SCHEDULE C: LEGACY COMPENSATION INFORMATION

This Schedule discloses compensation information for the non-continuing directors of each of Suncor and Petro-Canada. Each director, unless noted otherwise, ceased to hold office on July 31, 2009.

2009 Director Compensation Summary for Directors

($)

Name	Total Fees Paid	Annual DSU Grant Value (1)	Total Compensation (2)

Hans Brenninkmeyer (4)	117 125	—	117 125
Gail Cook-Bennett (3)	96 750	—	96 750
Bryan P. Davies (4)	55 916	196 680	252 596
Brian A. Felesky (4)	52 333	196 680	249 013
Claude Fontaine (4)	122 833	—	122 833
Thomas E. Kierans (4)	117 834	—	117 834
M. Ann McCaig (4)	49 667	196 680	246 347
Paul D. Melnuk (4)	137 583	—	137 583
Guylaine Saucier (4)	120 667	—	120 667
Daniel Valot (4)	105 125	—	105 125

(1)
This represents the amount of compensation that was paid in the form of an annual grant of DSUs on July 22, 2009 for legacy Suncor directors.

(2)
Suncor does not provide stock options, pension benefits, non-equity incentives, or other compensation to Board members.

(3)
Ms. Cook-Bennett retired from the Board of Petro-Canada on June 8, 2009.

(4)
Directors from Suncor Energy Inc. and Petro-Canada Inc that retired from the respective boards of directors August 1, 2009. These directors each received $40,000 for consultation and assistance during the post-merger period up until November 30, 2009, which is not reflected in the table above.

The following table provides a detailed breakdown of the compensation paid to the non-continuing directors for the period ended July 31, 2009.

($)

Name	Retainer Fee	Committee Retainer Fee	Committee Chair Retainer Fee	Board Attendance Fee	Committee Attendance Fee	Travel Fees	Total Fees Paid (1)(2)(3)(4)	Fees taken in DSUs	Fees Taken in Cash

Hans Brenninkmeyer (4)	81 667	8 458	—	13 500	7 500	6 000	117 125	85 680	31 445
Gail Cook-Bennett (4)(5)	70 000	5 250	5 000	9 000	4 500	3 000	96 750	—	96 750
Bryan P. Davies (2)(3)	21 000	2 333	4 083	13 500	10 500	4 500	55 916	55 916	—
Brian A. Felesky (2)(3)	21 000	5 833	—	13 500	12 000	—	52 333	52 333	—
Claude Fontaine (4)	81 667	5 833	2 333	15 000	10 500	7 500	122 833	122 833	—
Thomas E. Kierans (4)	81 667	4 667	—	15 000	10 500	6 000	117 834	—	117 834
M. Ann McCaig (2)(3)	21 000	4 667	—	13 500	10 500	—	49 667	24 834	24 833
Paul D. Melnuk (4)	81 667	2 333	14 583	15 000	9 000	15 000	137 583	137 583	—
Guylaine Saucier (4)	81 667	4 667	5 833	15 000	13 500	—	120 667	—	120 667
Daniel Valot (4)	81 667	8 458	—	15 000	—	—	105 125	105 125	—

(1)
Amounts reflect aggregate value of fees paid in DSUs or combination of DSUs and cash.

(2)
Eligible Board members also receive an annual grant of DSUs under the Suncor Deferred Share Unit Plan.

(3)
Director fees at Suncor for services prior to August 1, 2009 include: $4,000 for committee members, $6,000 for Audit Committee members; $7,000 for committee chairs, $15,000 for the Audit Committee chair, $1,500 for each meeting attended; $1,500 for long distance travel within North America and $3,000 from outside North America.

(4)
Director fees at Petro-Canada for services prior to August 1, 2009: $1,500 for each meeting attended; $4,000 for committee members, $10,500 for Audit, Finance Review Committee members; $10,000 for committee chairs, $25,000 for Audit, Finance Review Committee chair; $1,500 for long distance travel within Canada and $3,000 for international travel.

(5)
Ms. Cook-Bennett retired from the Board of Petro-Canada on June 8, 2009.

42 SUNCOR ENERGY INC. 2010 MANAGEMENT PROXY CIRCULAR

The following tables provide details of the options and DSUs held by the non-continuing directors, and the fiscal year-end option values. Notes to the following tables appear on page 44.

		Option-Based Awards				Share-Based Awards
Name	Grant Date	Number of securities underlying unexercised options	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options (1) ($)	Number of share units that have not vested (2)	Market payout value of share units that have not vested (1) ($)

Hans Brenninkmeyer	From 2008 to July 31, 2009		—	—	—	5 984	208 483

		Option-Based Awards				Share-Based Awards
Name	Grant Date	Number of securities underlying unexercised options	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options (1) ($)	Number of share units that have not vested (2)	Market payout value of share units that have not vested (1) ($)

Gail Cook-Bennett	From 1991 to June 8, 2009		—	—	—	14 441	503 124

		Option-Based Awards				Share-Based Awards
Name	Grant Date	Number of securities underlying unexercised options	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options (1) ($)	Number of share units that have not vested (2)	Market payout value of share units that have not vested (1) ($)

Bryan P. Davies	Apr. 19, 2000	22 000	7.99	Apr. 19, 2010	590 700	—	—
	Apr. 18, 2001	16 000	10.67	Apr. 18, 2011	386 720	—	—
	Apr. 26, 2002	16 000	14.07	Apr. 26, 2012	332 320	—	—
	Apr. 24, 2003	16 000	12.31	Apr. 24, 2013	360 480	—	—
	Apr. 29, 2004	8 000	16.55	Apr. 29, 2014	146 320	—	—
	Apr. 28, 2005	8 000	22.92	Apr. 28, 2015	95 360	—	—
	Apr. 26, 2006	8 000	49.13	Apr. 26, 2016	—	—	—
	July 31, 2007	4 000	47.34	July 31, 2017	—	—	—
	July 29, 2008	4 000	55.86	July 29, 2018	—	—	—
	From Jan. 28, 1991 to July 31, 2009 —			—	—	53 427	1 861 397

		Option-Based Awards				Share-Based Awards
Name	Grant Date	Number of securities underlying unexercised options	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options (1) ($)	Number of share units that have not vested (2)	Market payout value of share units that have not vested (1) ($)

Brian A. Felesky	Apr. 26, 2002	32 000	14.07	Apr. 26, 2012	664 640	—	—
	Apr. 24, 2003	16 000	12.31	Apr. 24, 2013	360 480	—	—
	Apr. 29, 2004	8 000	16.55	Apr. 29, 2014	146 320	—	—
	Apr. 28, 2005	8 000	22.92	Apr. 28, 2015	95 360	—	—
	Apr. 26, 2006	8 000	49.13	Apr. 26, 2016	—	—	—
	July 31, 2007	4 000	47.34	July 31, 2017	—	—	—
	July 29, 2008	4 000	55.86	July 29, 2018	—	—	—
	From Apr. 26, 2002 to July 31, 2009 —			—	—	38 898	1 355 206

		Option-Based Awards				Share-Based Awards
Name	Grant Date	Number of securities underlying unexercised options	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options (1) ($)	Number of share units that have not vested (2)	Market payout value of share units that have not vested (1) ($)

Claude Fontaine	From 1987 to July 31, 2009		—	—	—	44 502	1 550 450

SUNCOR ENERGY INC. 2010 MANAGEMENT PROXY CIRCULAR 43

		Option-Based Awards				Share-Based Awards
Name	Grant Date	Number of securities underlying unexercised options	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options (1) ($)	Number of share units that have not vested (2)	Market payout value of share units that have not vested (1) ($)

Thomas E. Kierans	From 1991 to July 31, 2009		—	—	—	8 957	312 062

		Option-Based Awards				Share-Based Awards
Name	Grant Date	Number of securities underlying unexercised options	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options (1) ($)	Number of share units that have not vested (2)	Market payout value of share units that have not vested (1) ($)

M. Ann McCaig	Apr. 19, 2000	16 000	7.99	Apr. 19, 2010	429 600	—	—
	Apr. 18, 2001	16 000	10.67	Apr. 18, 2011	386 720	—	—
	Apr. 26, 2002	16 000	14.07	Apr. 26, 2012	332 320	—	—
	Apr. 24, 2003	16 000	12.31	Apr. 24, 2013	360 480	—	—
	Apr. 29, 2004	8 000	16.55	Apr. 29, 2014	146 320	—	—
	Apr. 28, 2005	8 000	22.92	Apr. 28, 2015	95 360	—	—
	Apr. 26, 2006	8 000	49.13	Apr. 26, 2016	—	—	—
	July 31, 2007	4 000	47.34	July 31, 2017	—	—	—
	July 29, 2008	4 000	55.86	July 29, 2018	—	—	—
	From Oct. 1, 1995 to July 31, 2009 —			—	—	55 636	1 938 358

		Option-Based Awards				Share-Based Awards
Name	Grant Date	Number of securities underlying unexercised options	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options (1) ($)	Number of share units that have not vested (2)	Market payout value of share units that have not vested (1) ($)

Paul D. Melnuk	From 2000 to July 31, 2009		—	—	—	43 566	1 517 839

		Option-Based Awards				Share-Based Awards
Name	Grant Date	Number of securities underlying unexercised options	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options (1) ($)	Number of share units that have not vested (2)	Market payout value of share units that have not vested (1) ($)

Guylaine Saucier	From 1991 to July 31, 2009		—	—	—	48 483	1 689 148

		Option-Based Awards				Share-Based Awards
Name	Grant Date	Number of securities underlying unexercised options	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options (1) ($)	Number of share units that have not vested (2)	Market payout value of share units that have not vested (1) ($)

Daniel Valot	From 2007 to July 31, 2009		—	—	—	12 358	430 553

(1)
Value is based on the in-the-money value of exercisable and nonexercisable options, RSUs and DSUs, as of July 31, 2009. Suncor's closing price on July 31, 2009 was $34.84.

(2)
Includes all DSUs held by the director, including annual DSU grants, directors' fees taken as DSUs, and DSUs granted under the dividend re-investment provisions of the directors' DSU plan. Also included are RSUs held by Mssrs. Cook-Bennet, Fontaine, Kiernans and Saucier under the now closed RSU plan for non-employee directors.

44 SUNCOR ENERGY INC. 2010 MANAGEMENT PROXY CIRCULAR

SCHEDULE D: CORPORATE GOVERNANCE SUMMARY

Statement of Corporate Governance Practices

Throughout this Statement of Corporate Governance Practices, there are references to information available on Suncor's website. All such information is available at www.suncor.com under the "Investor Centre" tab. Information on Suncor's website, though referenced herein, does not form part of this Statement or this Information Circular. In addition, shareholders may request printed copies of these materials by contacting Suncor at 112 - 4th Avenue S.W., Calgary, Alberta, T2P 2V5, by calling 1-800-558-9071, or by email request to info@suncor.com.

Board of Directors and Director Independence (1)

The cornerstone of Suncor's governance system is its Board of Directors, whose duty is to supervise the management of Suncor's business and affairs.

The Board is currently comprised of a majority of independent directors (13 of 14 members) (2). The only Suncor director who is not independent is Richard L. George, Suncor's president and chief executive officer ("CEO"). (3) A short biography of each Suncor director can be found starting on page 6.

The Board reviews the independence of its members annually. The Board has adopted independence criteria for assessing the independence of directors including additional requirements applicable to members of the Audit Committee. In general terms, the Board considers a director to be independent if that director has no material relationship with the Corporation, either as partner, shareholder or officer of an organization that has a relationship with Suncor. The Board's independence policy and criteria include a description of certain relationships that operate as a complete bar to independence. Suncor's independence criteria are consistent with the Canadian Requirements and the SEC Requirements (each defined on page 35 of this Information Circular). The independence criteria are set out in Schedule G.

In applying the independence criteria, the Board reviews and analyzes the existence, materiality and effect of any relationships between Suncor and each of its directors, either directly, through immediate family members or as a partner, significant shareholder or officer of another organization that has a relationship with Suncor, and determines in each case whether the relationships could, or could reasonably be perceived to, materially interfere with the director's ability to act independently of management.

Some Suncor directors sit on the boards of other public companies. Particulars are set out in the biographies on pages 6 to 9. (4) Some of these are companies with which Suncor has business relationships. The Board has reviewed these relationships on a case-by-case basis against the independence criteria and has determined that none of these relationships impair the independence of the individual directors, as the directors do not serve as employees or executives of these other companies, their respective remuneration from these directorships is not personally material to them, and they are not personally involved in negotiating, managing, administering or approving contracts between Suncor and the other entities on whose boards they serve. The Board's conflict of interest policy, described in detail below, precludes these directors from voting with respect to any of these arrangements, should they be considered by the Board. In the event there is any material discussion of these arrangements or any arrangements involving competitors of these entities by the Board, these directors absent themselves from the boardroom and do not participate.

All of the Board's four standing committees – Governance, Audit, Human Resource and Compensation ("HR&CC") and Environment Heath, Safety and Sustainable Development ("EHS&SD") – are comprised entirely of independent directors. Members of the Audit Committee are required to be financially literate. In addition, at least one member of the Audit Committee must be determined by the Board to be an "audit committee financial expert". The Board has determined Mr. O'Brien and Mr. D'Alessandro, members of the Audit Committee and independent directors, to be such experts. The criteria for assessing the financial literacy of Audit Committee members, and whether they qualify as an "audit committee financial expert", are set out in the Terms of Reference, as defined below, in Schedule E.

Suncor's independent directors meet in camera at the beginning and end of each Board meeting without management present. Mr. George, as a member of management and the only Suncor director who is not independent, does not participate in these sessions. The sessions are presided over by Mr. Ferguson, Suncor's independent chairman since April 2007. (5) The Board's committees also hold in-camera sessions without management present immediately before and following each of their meetings. These sessions are presided over by the independent chairs of the respective committees. Any issues addressed at the in-camera meetings requiring action on behalf of, or communication to management, are communicated to management by the independent chair or other independent director. For information about the number of Board and Board committee meetings held during 2009, and directors' attendance at these meetings, see page 10. (6,7)

The roles and responsibilities of Suncor's independent chairman are set forth in a position description that has been approved by the Board. The position description is set out in Schedule F. (8)

SUNCOR ENERGY INC. 2010 MANAGEMENT PROXY CIRCULAR 45

Board Mandate (9)

The Board has developed terms of reference ("Terms of Reference") as the charter of the Board. The Terms of Reference include a general overview of the Board's role in Suncor's governance, a statement of key guidelines and policies applicable to the Board and its committees, and a mandate ("Board Mandate") that describes its major responsibilities, goals and duties. The Board of Directors has approved and reviews at least annually its Terms of Reference. These range from specific matters, such as the declaration of dividends that by law must be exercised by the Board, to its general role to determine, in broad terms, the purposes, goals, activities and general characteristics of Suncor. The Terms of Reference provide that the Board is responsible for the selection, monitoring and evaluation of executive management, and for overseeing the ways in which Suncor's business and affairs are managed, thereby assuming responsibility for the stewardship of Suncor. The full text of the Terms of Reference is set out in Schedule E.

The Board of Directors delegates day-to-day management of Suncor's business to Suncor's CEO and other members of management. The Board, through the CEO, sets standards of conduct, including Suncor's general moral and ethical tone, compliance with applicable laws, standards for financial practices and reporting, qualitative standards for operations and products and other standards that reflect the views of the Board as to the conduct of the business in the best interests of Suncor. A management control process policy, adopted by the Board, defines and sets limits on the authority delegated to management.

The following is a description of some key duties of the Board as set out in the Board Mandate, with reference to the Canadian Requirements, including a description of the specific roles of Board committees. The following description is not exhaustive. For more information, please refer to Schedule E and to the mandates of Suncor's Board committees, available on Suncor's website.

Ethics (10) The Board Mandate explicitly recognizes that the Board, through the CEO, sets Suncor's standards of conduct, including our general moral and ethical tone, standards for compliance with applicable laws, standards for financial practices and reporting, qualitative standards for operations and products, and others. The Board Mandate also states the Board should be satisfied that the CEO and executive officers are creating and fostering a culture of integrity within Suncor. The Board plays an active role in this area through its oversight of Suncor's business conduct code and compliance program (see "Ethical Business Conduct" on page 49), and through its assessment and evaluation of the performance of the CEO. The CEO's position description includes an accountability for setting a high ethical tone for the organization as a whole and fostering a culture of integrity throughout the organization (see "Position Descriptions" on page 49).

Strategic Planning One of the Board's major duties is to review, with management, Suncor's mission, objectives and goals, and the strategies for achieving them. The Board is responsible for ensuring Suncor has an effective strategic planning process, and for annually approving the budget and the strategies reflected in Suncor's long-range plan. A Board meeting principally devoted to corporate strategy is held annually. The Governance Committee assists the Board by annually assessing Suncor's planning and budgeting processes, and by acting as an effective sounding Board for management on key strategic initiatives. It also works with management to design the annual strategy meeting, and assesses the effectiveness of this meeting.

Risk Oversight One of the major responsibilities of the Board is to oversee the identification of the principal risks of Suncor's business and ensure there are systems in place to effectively identify, monitor and manage them. To that end, the Board undertakes an annual principal risk review. This includes an identification, classification and assessment of the principal risks of our business and an overview of risk management and mitigation strategies. Each principal risk is mapped to a Board committee, or the full Board as appropriate, for oversight, and to the CEO and other members of senior management with the key accountability in each risk area. The Audit Committee oversees the Board's risk management governance model by conducting periodic reviews to reflect the principal risks of our business in the mandates of the Board and its committees. For example, the EHS&SD Committee monitors the effectiveness and integrity of Suncor's internal controls as they relate to operational risks of its physical assets. It also reviews environmental, health and safety and sustainable development issues and reports to the Board of Directors on these matters. The Audit Committee reviews financial risk management issues, programs and policies, including cash management, insurance and the use of financial derivatives. The Governance Committee assists the Board by reviewing and assessing emerging risk areas that do not fall under the mandate of another Board committee.

Succession Planning and Monitoring/Evaluating Senior Management The Board ensures the continuity of executive management by appointing a CEO and overseeing succession planning for that key role. The HR&CC is specifically mandated to assist the Board in this regard, by ensuring that appropriate executive succession planning and performance evaluation programs and processes are in place and operating effectively. The HR&CC also reviews and reports to the Board on the succession plan and succession planning process for senior management positions, including the position of CEO. The HR&CC conducts an annual review of the CEO's performance against predetermined goals and criteria, and recommends to the Board the total compensation of the CEO (see "Compensation Discussion and Analysis" on page 12).

Communication/Disclosure Policy Suncor has a disclosure policy called "Communications with the Public" that establishes guidelines and standards for Suncor's communications with shareholders, investment analysts, other stakeholders and the public generally. This policy includes measures to avoid selective disclosure of material information, identifies designated Suncor spokespersons and establishes internal review processes for key public communications. Suncor's business conduct

46 SUNCOR ENERGY INC. 2010 MANAGEMENT PROXY CIRCULAR

code (see the information under the heading, "Ethical Business Conduct", on page 49) addresses Suncor's obligations for continuous and timely disclosure of material information and sets standards requiring directors, officers, employees and contractors trading in Suncor shares and other securities to comply with applicable law.

Suncor has disclosure controls and procedures designed to ensure that material information relating to Suncor is made known to our CEO and our chief financial officer ("CFO"). Suncor has a Disclosure Committee, chaired by the vice president and controller, and has designed and implemented due diligence procedures to support the financial reporting process and the certification of our financial reports by the CEO and CFO.

The Board of Directors is specifically mandated to ensure systems are in place for communication with Suncor's shareholders and other stakeholders. Suncor interprets its operations for its shareholders and other stakeholders, through a variety of channels, including its periodic financial reports, securities filings, news releases, sustainability and climate change reports, webcasts, external website, briefing sessions and group meetings. Suncor encourages and seeks stakeholder feedback through various channels including corporate communications and investor relations programs, and through participation in the regulatory process. The Board, either directly or through the activities of a designated Board committee, reviews and approves all quarterly and annual financial statements and related management's discussion and analysis ("MD&A"), management proxy circulars, annual information forms/Form 40-F, and press releases containing significant new financial information, among others.

Internal Controls The Board of Directors is specifically mandated to ensure processes are in place to monitor and maintain the integrity of Suncor's internal control and management information systems. The Audit Committee is specifically mandated to assist the Board of Directors by reviewing the effectiveness of financial reporting, management information and internal control systems and the effectiveness of management in ensuring the integrity and security of Suncor's electronic information systems and records. This includes a review of the evaluation of these systems by internal and external auditors.

Corporate Governance System The Governance Committee assists the Board of Directors with governance issues. Among other things, this committee monitors and reviews key corporate governance requirements, guidelines and best practices, making recommendations to the Board where appropriate, and reviews and approves this Statement of Corporate Governance Practices (See "Governance Committee", under the heading "Board Committees" below).

Stakeholder Feedback The Board Mandate currently provides that the Board should ensure Suncor has systems in place to accommodate stakeholder feedback, and that these systems are appropriately resourced. Among other feedback mechanisms, Suncor currently maintains a 1-800 phone number as well as email and regular mail addresses for stakeholder feedback and questions. Shareholders may communicate directly with Suncor's independent chairman by addressing correspondence to him at the address set out on page 45.

Expectations and Responsibilities of Directors The Terms of Reference, supplemented by a Board-approved accountability statement for directors, identifies the key expectations placed on Board members. Directors are expected to review meeting materials in advance of meetings to encourage and facilitate discussion and questions. Directors must devote sufficient time and energy to their role as Suncor director to effectively discharge their duties to Suncor and the Board. Board meeting dates are established well in advance and directors are expected to attend all meetings absent extenuating circumstances. Directors' attendance records for meetings held in 2009 are set out on page 10.

Pursuant to the Terms of Reference, Audit Committee members must not be members of the audit committees of more than two other public companies, unless the Board determines that simultaneous service on a greater number of audit committees would not impair the member's ability to effectively serve on Suncor's Audit Committee.

Board Committees (11)

The Board of Directors discharges its responsibilities through preparation for and attendance at regularly scheduled meetings, and through its four standing committees, each of which has a written mandate that is reviewed annually by such committee. Each of these committees is comprised solely of independent directors and, except where otherwise specified in the Terms of Reference or in Suncor's by-laws, each committee has the power to determine its own rules of procedure. Subject to limited exceptions, these committees generally do not have decision-making authority; rather, they convey their findings and recommendations on matters falling within their respective mandates to the full Board of Directors.

The committees also have the authority to conduct any independent investigations into matters which fall within the scope of their responsibilities, and may engage external advisors (as may the full Board or an individual director), at Suncor's expense, to assist them in fulfilling their mandate.

The following is a brief summary of the key functions, roles and responsibilities of Suncor's Board committees. The complete text of the mandates of each Board committee is on Suncor's website.

Governance Committee The Governance Committee assists the Board in two areas: corporate governance and corporate strategy. In its governance role, the Governance Committee is mandated to determine Suncor's overall approach to governance issues and key corporate governance principles. It also reviews matters pertaining to Suncor's values, beliefs and standards of

SUNCOR ENERGY INC. 2010 MANAGEMENT PROXY CIRCULAR 47

ethical conduct and Suncor's corporate reputation. The Governance Committee also conducts an annual assessment of the overall performance and effectiveness of the Board of Directors, its committees and individual directors and annually reviews and makes recommendations to the Board on the competitiveness and form of the Board of Directors' compensation and share ownership guidelines.

In its strategy role, the Governance Committee acts as an effective sounding board for management on key strategic initiatives and reviews and assesses processes relating to long-range and strategic planning and budgeting.

Audit Committee The Audit Committee assists the Board in matters relating to Suncor's internal controls and internal auditors, excluding the operations integrity audit department which is specifically within the mandate of the EHS&SD Committee (references throughout this Schedule D to "Internal Audit" shall not include the operations integrity audit department). The Audit Committee also assists in matters relating to external auditors and the external audit process, oil and natural gas reserves reporting, financial reporting and public communication, risk management, security and certain other key financial matters.

In fulfilling its role, the Audit Committee monitors the effectiveness and integrity of Suncor's financial reporting, management information and internal control systems. The Audit Committee exercises general oversight over the Internal Audit function by reviewing the plans, activities, organizational structure, qualifications and performance of the Internal Auditors. The appointment or termination of the chief officer in charge of Internal Audit is reviewed and approved by the Audit Committee. This officer has a direct reporting relationship with the committee and meets with it, in the absence of other members of management, at least quarterly. It also reviews any recommended appointees to the office of chief financial officer. The Audit Committee also monitors Suncor's business conduct code compliance program (see "Ethical Business Conduct" on page 49).

The Audit Committee plays a key role in relation to Suncor's external auditors. It initiates and approves their engagement or termination, subject to shareholder approval, and monitors and reviews their independence, effectiveness, performance and quality control processes and procedures.

The Audit Committee reviews and approves, with management and external auditors, significant financial reporting issues, the conduct and results of the annual audit, and significant finance, accounting and disclosure policies and other financial matters. The Audit Committee also plays a key role in financial reporting, by reviewing Suncor's core disclosure documents, being its annual and interim financial statements, MD&A, annual information form and Form 40-F. The committee approves interim financial statements and interim MD&A and makes recommendations to the Board with respect to approval of the annual disclosure documents.

The Audit Committee also plays a key oversight role in the evaluation and reporting of Suncor's oil and natural gas reserves. This includes review of Suncor's procedures relating to reporting and disclosure, as well as those for providing information to Suncor's independent reserves evaluator. The Audit Committee annually approves the appointment and terms of engagement of the reserves evaluator, including their qualifications and independence, and any changes in their appointment. Suncor's reserves data and report of the reserves evaluator are annually reviewed by the committee prior to approval by the full Board of Directors.

The Audit Committee reviews Suncor's policies and practices with respect to cash management, financial derivatives, financing, credit, insurance, taxation, commodities trading and related matters. It also reviews the assets, financial performance, funding and investment strategy of Suncor's registered pension plan, as well as the terms of engagement of the plan's actuary and fund manager, and any significant actuarial reports. The Audit Committee oversees generally the Board's risk management governance model by conducting periodic reviews to ensure the principal risks of Suncor's business are reflected in the mandates of the Board and its committees, and reviews significant physical security management, IT security or business recovery risks and strategies to address such risks.

For additional information about Suncor's Audit Committee, including the Audit Committee Charter and Pre-approval Policies and Procedures, see "Audit Committee Information" in Suncor's Annual Information Form dated March 5, 2010, filed at www.sedar.com.

Environment, Health, Safety and Sustainable Development Committee The EHS&SD Committee reviews the effectiveness with which Suncor meets its obligations and achieves its objectives pertaining to the environment, health, safety and sustainable development. This includes the effectiveness with which management establishes and maintains appropriate EHS&SD policies. The EHS&SD Committee also monitors management's performance and emerging trends and issues in these areas. In fulfilling its role, the EHS&SD reviews quarterly management stewardship reports as well as the findings of significant external and internal environmental, health and safety ("EH&S") investigations, assessments, reviews and audits. Suncor's periodic sustainability report, a detailed public disclosure document that includes reporting on Suncor's EHS&SD progress, plans and performance objectives, is also reviewed by the EHS&SD Committee.

The EHS&SD Committee also assists the Board in matters pertaining to the integrity of Suncor's physical assets, by monitoring the adequacy of Suncor's internal controls as they relate to operational risks of its physical assets and matters of EH&S, and reviews the results of evaluations of internal controls by the operations integrity auditors. In fulfilling this role, it reviews and approves the appointment or termination of the Director, Operations Integrity Audit, and reviews the qualifications of the

48 SUNCOR ENERGY INC. 2010 MANAGEMENT PROXY CIRCULAR

internal auditors and organizational structure of the Operations Integrity Audit department. The EHS&SD Committee also reviews the department's charter and its annual audit plans and activities, and the effectiveness of the operations integrity audit function. The EHS&SD Committee approves the engagement or termination of external auditors overseeing the operations integrity audit program, and reviews their audit scope, approach and performance, and approves their fees.

Human Resources and Compensation Committee For more information regarding the nature, scope, roles and responsibilities of the HR&CC, see "Compensation Discussion and Analysis", starting on page 12.

Position Descriptions (12)

The Board has developed and approved written position descriptions for the Board chairman, Board committee chairs and the CEO. The Board has also developed and approved a written position description, called an "Accountability Statement", for individual directors. For a summary of individual director accountabilities, see "Expectations and Responsibilities of Directors", under the heading "Board Mandate" on page 46. The position description for the CEO includes a general description of the role as well as specific accountabilities in the areas of strategic planning, financial results, leadership, safety, government, environment and social relations, and management's relationship with the Board.

The position descriptions form part of the charter of the Board of Directors, and as such are reviewed annually by the applicable Board committee and changes are recommended by that committee to the full Board. The position descriptions are all posted on Suncor's website. In addition, the position description for Suncor's Chairman of the Board is set out in Schedule F.

Orientation and Continuing Education (13)

Each new member of the Board will participate in a formal orientation program. The orientation program includes in-person meetings with senior management on key legal, environmental, business, financial and operational topics central to Suncor's business and operations and a tour at the sites of Suncor's principal operations. The orientation program also focuses on the role of the Board, its committees and its directors, and the nature and operation of Suncor's business.

A Directors' Handbook, containing information about the Board and Suncor, including Suncor's core governance documents, is presented to each director upon joining the Board. The handbook is continuously updated and is available for viewing by directors through a dedicated and secure directors' portal. (14)

Presentations and tours at the sites of Suncor's principal operations are provided to directors on a periodic basis, often in conjunction with Board meetings, for the purpose of acquainting directors with Suncor's operations and the communities in which they are located.

The Board's Director Continuing Education Policy encourages directors to enroll in courses and programs that enhance and supplement their knowledge and skills in areas relevant to their role on Suncor's Board, with the approval of the chairman of the Board or Governance Committee. Through this program, Suncor's directors have taken courses in such diverse topics as reserves evaluation, financial accounting and corporate governance.

The Governance Committee maintains a strategic education program. In conjunction with Board meetings, management presents focused information to directors on topics pertinent to Suncor's business, including the impact of significant new laws or changes to existing laws, and opportunities presented by new technologies. (15) In an annual survey, directors are asked to suggest topics of interest for future information sessions and topics are chosen annually for speakers and / or presentations from internal or external sources.

Ethical Business Conduct (16)

Code of Conduct Sound, ethical business practices are fundamental to Suncor's business. Suncor has a business conduct code (the "Code") that applies to Suncor's directors, officers, employees and contractors. (17) The Code requires strict compliance with legal requirements and sets Suncor's standards for the ethical conduct of our business. Topics addressed in the Code include competition, conflict of interest and the protection and proper use of corporate assets and opportunities, confidentiality, disclosure of material information, trading in shares and securities, communications to the public, improper payments, fair dealing in trade relations, and accounting, reporting and business control. Suncor's Code is supported by detailed policy guidance and standards, and a Code compliance program, under which every Suncor director, officer, non-union employee and independent contractor is required annually to complete training on the Code and certify that he or she has reviewed the Code, that he or she understands the requirements of the Code, and his or her compliance with the Code during the preceding 12-month period.

Suncor's Board exercises stewardship over the Code in several respects. Suncor's internal auditors audit the compliance program annually, and the director of internal audit, who has direct reporting relationships with the Audit Committee, reports on compliance to that committee. In addition, at least once annually, the Code is reviewed and if appropriate, updated. Management reports to the Governance Committee annually on this process, and any recommended changes are approved by the Governance Committee. (18) Any waivers of Code requirements for Suncor's executive officers or members of the Board of

SUNCOR ENERGY INC. 2010 MANAGEMENT PROXY CIRCULAR 49

Directors must be approved by the Board of Directors or appropriate committee thereof, and disclosed. No such waivers were granted in 2009.

Suncor encourages employees to raise ethical concerns with Suncor management, our legal, corporate security, human resources or internal audit departments, without fear of retaliation. In addition, the Board has established an "Integrity Hotline" to provide a means for Suncor employees to discuss issues of concern anonymously, with a third party service provider. The Integrity Hotline is available 24 hours a day, seven days a week. Any issues of a serious nature are investigated by Suncor's internal auditors or security staff. The Audit Committee receives regular updates on activities relating to the Integrity Hotline.

The Code is available on Suncor's website, under the "Governance" tab in the Investor Centre. (19)

Conflicts of Interest (20)

The Board has adopted a policy relating to directors' conflicts of interest. Pursuant to this policy, directors are required to maintain with the Corporate Secretary a current list of all other entities in which they have a material interest, or on which they serve as a director, trustee or in a similar capacity. This list is made available to all directors through the directors' portal. Directors must immediately advise the Corporate Secretary of any deletions, additions or other changes to any information in their declaration of interest.

If the change involves a change in the director's principal occupation or an appointment as director, officer or trustee of any for-profit or not-for-profit organization, the director must also notify the Board chair, who will determine whether the change would be inconsistent with the director's duties as a member of the Board. In appropriate circumstances, the director's resignation may be required.

The policy sets out clear procedures applicable in the event conflicts arise. If a director is a party to, or has an interest in any party to, a contract or transaction before the Board of Directors (regardless of the materiality of the contract or transaction), the director must immediately advise the Board chair or the Governance Committee chair. The director's conflict or potential conflict is recorded in the minutes of meeting, and the director is required to absent himself or herself from the meeting for any material discussions or deliberations concerning the subject matter of the contract or transaction. The director is required to abstain from voting on any resolution in respect of such contract or transaction.

The Corporate Secretary ensures that directors do not receive Board materials in situations where the subject matter of those materials could involve an actual or potential conflict of interest.

Nomination of Directors (21)

The selection process for new nominees for membership on Suncor's Board of Directors is conducted by the Governance Committee, which is comprised solely of independent directors. (22) More information on the responsibilities, powers and operations of the Governance Committee is found on page 47. (23)

The Governance Committee maintains an inventory of capabilities, competencies and skills of current Board members and of the Board as a whole. This is periodically assessed to identify any gaps between the desired set of capabilities, competencies, skills and qualities, and those that are adequately represented on the Board, taking pending retirements into account. The Committee uses this assessment as a basis for identifying the skills, experiences, qualifications, diversity and personal qualities desired in potential new Board members. The Governance Committee maintains a list of potential candidates identified from a number of sources, including an executive search firm and referrals from existing directors. When a vacancy occurs or is pending, the Governance Committee identifies a short list of potential candidates to pursue further, considering whether the candidates can devote sufficient time and resources to his or her duties as a Board member.

Throughout the process, the Governance Committee provides updates to the Board and solicits input on candidates. Candidates are interviewed by members of the committee and other directors as deemed appropriate. The Governance Committee ultimately provides its recommendation to the full Board of Directors, which approves a nominee for submission to shareholders for election to the Board. (24)

Compensation(25)

Human Resources and Compensation Committee. The HR&CC, comprised entirely of independent directors, assists the Board in matters pertaining to executive compensation.

Governance Committee. The Governance Committee, comprised entirely of independent directors, assists the Board in matters pertaining to Board compensation.

Board Compensation. The Governance Committee reviews and reports to the Board on directors' compensation issues. The Governance Committee has developed, in consultation with the HR&CC and outside advisors, guidelines for director compensation based on, among other factors, directors' roles and responsibilities and an analysis of the competitive position of Suncor's director compensation program. The Governance Committee annually reviews the competitiveness and form of Board

50 SUNCOR ENERGY INC. 2010 MANAGEMENT PROXY CIRCULAR

compensation, and makes recommendations to the full Board on the level and form of Board compensation and share ownership guidelines. The Board has set director compensation based upon recommendations from this committee.

CEO and Senior Executive Compensation. The HR&CC assists the Board by annually reviewing the performance of the CEO and recommending his total compensation to the full Board. The corporate objectives for which the CEO is responsible include a combination of corporate goals and personal goals, set annually by the Board of Directors in consultation with the HR&CC and Board chair. The HR&CC annually reviews the CEO's performance against these objectives and against the key accountabilities of his position, as set out in the CEO's position description. The HR&CC reports its assessment to the full Board which ultimately approves CEO compensation.

The HR&CC also reviews annually the CEO's evaluation of the other senior executives within the organization and his recommendation for their total compensation.

For more information about the HR&CC and the process and criteria for determining the CEO's total compensation, see "Executive Compensation" on page 16.

Assessment of Directors (26)

The Governance Committee annually assesses and evaluates the overall performance and effectiveness of the Board of Directors, its committees, and individual directors, both as directors and as chairs of the Board or a particular Board committee, if applicable. Each year, directors complete a confidential questionnaire that includes both a self-assessment and peer review to assess individual performance. The resulting data is analyzed by the Governance Committee, which then reports to the full Board of Directors with any recommendations for enhancing or strengthening effectiveness. The Board chair reviews data relating to individual performance and conducts one-on-one meetings with each director as appropriate, focused on individual effectiveness.

Compliance with NYSE Standards

Suncor's corporate governance practices meet or exceed all applicable Canadian Requirements and SEC Requirements. Except as disclosed below, Suncor's corporate governance practices are in compliance with NYSE Standards in all significant respects.

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Approval of Equity Compensation Plans.  The NYSE Standards require shareholder approval of all equity compensation plans and any material revisions thereto, regardless of whether the securities to be delivered under them are newly issued or purchased on the open market. The TSX rules, applicable to Suncor, only require shareholder approval in accordance with a specific amendment provision, as approved by shareholders at the 2010 annual and special meeting and by the TSX. See "Summary of Incentive Plans" on page 31.

•
Independence Standards.  The Board of Directors is responsible for determining whether or not each director is independent. In making this determination, the Board has adopted the definition of "independence" as set forth in Canadian Requirements (specifically National Instrument 52-110 Audit Committees) and SEC Requirements (specifically Rule 10A-3 of the Securities Exchange Act of 1934). Suncor's Board has not adopted the director independence standards contained in Section 303A.02 of the NYSE's Listed Company Manual.

(1)	Reference: Form 58-101F1, Item 1.	(14)	Reference: Form 58-101F1, Item 4(a).
(2)	Reference: Form 58-101F1, Item 1(c).	(15)	Reference: Form 58-101F1, Item 4(b).
(3)	Reference: Form 58-101F1, Item 1(b).	(16)	Reference: Form 58-101F1, Item 5.
(4)	Reference: Form 58-101F1, Item 1(d).	(17)	Reference: Form 58-101F1, Item 5(a).
(5)	Reference: Form 58-101F1, Item 1(f).	(18)	Reference: Form 58-101F1, Item 5(a)(ii).
(6)	Reference: Form 58-101F1, Item 1(e).	(19)	Reference: Form 58-101F1, Item 5(a)(i).
(7)	Reference: Form 58-101F1, Item 1(g).	(20)	Reference: Form 58-101F1, Item 5(b).
(8)	Reference: Form 58-101F1, Item 1(f).	(21)	Reference: Form 58-101F1, Item 6.
(9)	Reference: Form 58-101F1, Item 2.	(22)	Reference: Form 58-101F1, Item 6(b).
(10)	Reference: Form 58-101F1, Item 5.	(23)	Reference: Form 58-101F1, Item 6(c).
(11)	Reference: Form 58-101F1, Item 8.	(24)	Reference: Form 58-101F1, Item 6(a).
(12)	Reference: Form 58-101F1, Item 3.	(25)	Reference: Form 58-101F1, Item 7.
(13)	Reference: Form 58-101F1, Item 4.	(26)	Reference: Form 58-101F1, Item 9.

SUNCOR ENERGY INC. 2010 MANAGEMENT PROXY CIRCULAR 51

SCHEDULE E: BOARD TERMS OF REFERENCE

PART I: OVERVIEW

The Canada Business Corporations Act (the "Act"), Suncor Energy's governing statute, provides "that the directors shall manage or supervise the management of the business and affairs of a corporation...". In practice, as a Board of Directors cannot "manage" a company such as Suncor Energy in the sense of directing its day-to-day operations, the overarching role and legal duty of Suncor's Board of Directors is to "supervise" the management of Suncor's business and affairs. Accordingly, the Board of Directors oversees development of the overall strategic direction and policy framework for Suncor Energy. This responsibility is discharged through Board oversight of Suncor Energy's management, which is responsible for the day-to-day conduct of the business. The Board, through the Chief Executive Officer ("CEO"), sets standards of conduct, including the Corporation's general moral and ethical tone, compliance with applicable laws, standards for financial practices and reporting, qualitative standards for operations and products and other standards that reflect the views of the Board as to the conduct of the business in the best interests of the Corporation.

In general, then, the Board is responsible for the selection, monitoring and evaluation of executive management, and for overseeing the ways in which Suncor Energy's business and affairs are managed. In this way, the Board assumes responsibility for the stewardship of the Corporation. Specific responsibilities which facilitate the discharge of the Board's stewardship responsibilities include: the strategic planning process, risk identification and management, ensuring that effective stakeholder communication policies are in place, and ensuring the integrity of internal controls and management information systems. These responsibilities, and others, are addressed in more detail in the Board's Mandate, comprising Part IV of these Terms of Reference.

The Board of Directors discharges its responsibilities with the assistance of Board committees. The committees advise and formulate recommendations to the Board, but except in limited and specifically identified circumstances, do not have the authority to approve matters on behalf of the Board of Directors. General guidelines relating to Board committees comprise Part III of these Terms of Reference. In addition, each committee has a written mandate, setting out the scope of its operations, and its key roles and responsibilities. Position descriptions of the Board Committee Chairs and the Board of Directors Chairman set out the related principles, framework and accountabilities for those key roles in Suncor's Board governance.

The CEO of Suncor Energy is delegated the responsibility for the day-to-day management of the Corporation and for providing the Corporation with leadership. The CEO discharges these responsibilities by formulating Corporation policies and proposed actions, and, where appropriate, presenting them to the Board for approval. The Corporation's Management Control Process Policy explicitly identifies actions which have been specifically delegated to the CEO, and those which are reserved to the Board of Directors. In addition, the Board has plenary power, and has the power to specify and modify the authority and duties of management as it sees fit with a view to Suncor Energy's best interests and in accordance with current standards. The Act also identifies certain matters which must be considered by the Board as a whole and may not be delegated to a committee or to management. These matters include:

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any submission to the shareholders of a question or matter requiring the approval of the shareholders;

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the filling of a vacancy among the directors or in the office of the external auditor;

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the manner of and terms for the issuance of securities;

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the declaration of dividends;

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the purchase, redemption or any other form of acquisition of shares issued by the Corporation;

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the payment of a commission to any person in consideration of the purchase or agreement to purchase shares of the Corporation from the Corporation or from any other person, or procuring or agreeing to procure purchasers for any such shares;

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the approval of management proxy circulars;

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the approval of any take-over bid circular or directors' circular;

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the approval of the audited annual financial statements of the Corporation; and

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the adoption, amendment or repeal of by-laws of the Corporation.

One of the key stewardship responsibilities of the Board is to approve the Corporation's goals, strategies and plans, and the fundamental objectives and policies within which the business is operated, and evaluate the performance of executive management. Once the Board has approved the goals, strategies and plans, it acts in a unified and cohesive manner in supporting and guiding the CEO. The CEO keeps the Board fully informed of the progress of the Corporation toward the achievement of its goals, strategies and plans, in a timely and candid manner, and the Board of Directors continually evaluates the performance of executive management toward these achievements.

52 SUNCOR ENERGY INC. 2010 MANAGEMENT PROXY CIRCULAR

PART II: BOARD GUIDELINES

The following have been adopted by the Board as the guidelines applicable to the Board and its operations:

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These Terms of Reference for the Board of Directors (which include the Board Guidelines, Committee Guidelines, Board Mandate and Board Forward Agenda, setting out the important issues that must be addressed by the Board of Directors annually), and the mandates and forward agendas of the Board committees, constitute the charters of the Board and committees respectively, and are reviewed by the Board annually and updated as deemed appropriate. These charters are supplemented by the position descriptions for the Board Chairman and Board Committee Chairs, as well as the Director Accountability Statement.

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The CEO is responsible for leading the development of long-range plans for the Corporation, including its goals and strategies. The Board, both directly and through its committees, participates in discussions of strategy, by responding to and contributing ideas. The Board annually reviews and approves the Corporation's annual business plan (including the annual budget), and approves the strategies as reflected in the Corporation's long range plan.

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The Board believes that the appropriate size for the Board is between 10 and 14 members.

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Directors stand for re-election annually.

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The Board maintains a Mandatory Retirement and Change of Circumstance Policy and reviews the Policy periodically to ensure it continues to serve the Corporation's best interests. The Board maintains a policy permitting directors to retain outside advisors at the expense of the Corporation, subject to the written approval of any of the Board Chairman, the Chair of the committee proposing to retain outside advisors, or the Governance Committee. In exercising their approval authority, the Board, Board Committee Chair or Governance Committee, as the case may be, will establish, on a case by case basis, reasonable monetary limits and other controls as deemed appropriate.

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In order to support the alignment of Directors' interests with those of Suncor's shareholders, Directors shall own during the term of their directorship, within five years of being appointed or elected to the Board, a minimum value of Suncor common shares, DSUs or any combination thereof, as determined annually by the Human Resources and Compensation Committee.

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The Board should be comprised of a majority of independent directors. The Board has defined an independent director in written independence criteria, based on the definition in the Canadian Requirements and the SEC Requirements (1). On an annual basis, the Board of Directors shall consider and affirmatively determine whether each individual director is independent, in accordance with the criteria.

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The membership of the CEO on the Board of Directors is valuable and conducive to effective decision making. However, there should generally be no more than three inside (2) directors on the Board of Directors.

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The Board supports the separation of the role of Chairman from the role of CEO.

(1)
Suncor's corporate governance practices reflect applicable rules and guidelines adopted by the Canadian Securities Administrators (the "Canadian Requirements") and the U.S. Securities and Exchange Commission ("SEC"), including applicable rules adopted by the SEC to give effect to the provisions of the Sarbanes-Oxley Act of 2002 (collectively, the "SEC Requirements").

(2)
An inside director is an officer (other than an officer serving as such in a non-executive capacity) or employee of the Corporation.

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The Board will evaluate the performance of the CEO at least annually. The evaluation will be based on criteria which includes the performance of the business and the accomplishment of CEO's qualitative and quantitative objectives as established at the beginning of each fiscal year of the Corporation, and the creation and fostering within the Company of a culture of integrity.

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The Chairman will work with the CEO to establish the agenda for each Board meeting. Each Board member is free to suggest the inclusion of items on the agenda. Whenever feasible, important issues should be dealt with over the course of two meetings. The first such meeting would allow for a thorough briefing of the Board, and the second would allow for final discussion and a decision.

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The Board will hold at least five meetings per year, one of which shall be principally devoted to strategy. An additional meeting shall be scheduled for approval of the annual proxy circular, annual information form and other annual disclosure documents, as necessary.

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Whenever feasible, the Board will receive materials at least one full weekend in advance of meetings. Presentations on specific subjects at Board meetings will only briefly summarize the material sent so discussion at the meeting can focus on questions and issues. Directors are expected to have reviewed these materials prior to attendance at Board and committee meetings, and are expected to be prepared to engage in meaningful discussion and provide considered, constructive and thoughtful feedback and commentary at meetings.

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Board meeting dates will be established sufficiently in advance (at least one year and longer if practical) to minimize conflict with other commitments on Directors' schedules. Directors are accordingly expected to make every reasonable effort to attend all meetings of the Board and its committees, if not in person then by telephone.

SUNCOR ENERGY INC. 2010 MANAGEMENT PROXY CIRCULAR 53

•
While the Board does not restrict the number of public company boards that a director may serve on, each director should ensure that he or she is able to devote sufficient time and energy to carrying out their duties effectively.

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The Board encourages the CEO to bring other executive officers into Board meetings. The presence of such executives is expected to bring additional insights into the discussions, because of the executives' personal involvement in, and knowledge of, specific agenda items. The benefit of exposing the Board to other executives, for succession planning and career development purposes, is recognized.

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The Board is responsible for selecting its own members, and for assessing the performance of individual directors, as well as the effectiveness of Board committees and the Board of Directors as a whole. The Board delegates management of the selection processes to the Governance Committee. The Governance Committee has established a policy for director selection. The selection process includes consideration of the competencies and skills the Board, as a whole, should possess, against those of existing directors, and a consideration of the competencies and skills each new nominee will bring to the Board, as well as their ability to devote sufficient time and attention to fulfilling the role of director. The Board ultimately determines nominees that will be included in the Corporation's management proxy circular.

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The outgoing Chairman of the Board, or in the absence of the outgoing Chairman, a director elected by resolution of the Board, shall manage the process of electing a new Chairman by seeking nominations, determining the willingness of each nominee to take on the role of Chairman of the Board, and by presiding over an election by secret ballot.

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The Board supports the principle that its membership should represent a diversity of backgrounds, experience and skills.

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Succession and management development plans will be reviewed by the HR&CC, and reported on annually to the Board.

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At the conclusion of each Board meeting, the Board of Directors shall meet on an "in camera" basis without management. Such in camera meetings shall be presided over by the independent Chairman. In addition, at least once annually, the independent directors will meet in the absence of both management and non-independent directors.

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At least once annually, the Board will meet at a Suncor Energy location other than the head office location. The purpose is to facilitate continual exposure of Board members to the Corporation's operations and the communities in which they are carried out.

PART III: COMMITTEE GUIDELINES

•
The Board has four standing committees: the Audit Committee, the Governance Committee, the HR&CC, and the Environment, Health and Safety Committee ("EH&SC"). From time to time the Board may create ad hoc committees to examine specific issues on behalf of the Board. Each committee maintains a written mandate and reviews that mandate annually. Any recommendations to amend committee mandates are reviewed by the Governance Committee for recommendation to the Board of Directors.

•
The Governance Committee, with input from the Chairman of the Board, plans Board committee appointments (including the designation of a committee chair) for recommendation to and appointment by the Board. The committees shall be reconstituted annually following the annual general meeting at which directors are elected by the shareholders of the Corporation. In accordance with the Corporation's by-laws, unless otherwise determine by resolution of the Board of Directors, a majority of the members of a committee shall constitute a quorum for meetings of committees.

•
Each committee shall be comprised of a minimum of three and a maximum of five directors. Each committee shall have a non-member Secretary who may be a member of management of the Corporation. The Chair of each committee, in consultation with the committee Secretary, shall determine the agenda for each committee meeting.

•
The Board supports the principle that committee Chairs should be rotated regularly while preserving continuity.

•
Except where otherwise specified in these terms of reference or in the Corporation's by-laws, each committee shall have the power to determine its own rules of procedure.

•
The Audit Committee will consist entirely of outside, independent directors. In addition, all members of the Audit committee must be, in the judgment of the Board of the Directors, financially literate (3), and at least one member of the Audit Committee must be an audit committee financial expert (4). In general Audit Committee members will not simultaneously be members of the audit committee of more than two other public companies, unless the Board of Directors affirmatively determines that simultaneous service on a greater number of audit committees would not impair the member's ability to effectively serve on Suncor's Audit committee. Any such determination by the Board of Directors shall be disclosed in the Company's management proxy circular.

•
The HR&CC will consist entirely of outside, independent directors.

•
The Governance Committee shall consist entirely of outside, independent directors.

•
The Chairman, by standing invitation, is considered an ex-officio of those committees of the Board of which he is not a listed member.

54 SUNCOR ENERGY INC. 2010 MANAGEMENT PROXY CIRCULAR

•
At the conclusion of each committee meeting, the committee shall meet on an "in camera" basis without management. Such in camera meetings shall be presided over by the Chair of the committee, if an independent director, or other committee member who is an independent director, as selected by the independent directors on the committee.

(2)
See Appendix A

(3)
See Appendix A

PART IV: MANDATE OF THE BOARD OF DIRECTORS

Goals of the Board

The major goals and responsibilities of the Board are to:

•
Establish policy direction and the fundamental objectives of the Company;

•
Supervise the management of the business and affairs of Suncor Energy;

•
Ensure the Corporation has an effective strategic planning process;

•
Identify the principal risks of Suncor Energy's business, and ensure that there are systems in place to effectively monitor and manage these risks;

•
Annually approve the strategies reflected in Suncor's long range plan, which takes into account, among other things, the opportunities and risks of the Corporation's business;

•
Protect and enhance the assets of the owners of the Company and look after their interests in general;

•
Ensure the continuity of the Corporation by assuming responsibility for the appointment of and succession to the office of the CEO, enforcing the articles and by-laws and by seeing that an effective Board is maintained;

•
Make certain decisions that are not delegable, such as the declaration of dividends; and

•
Provide leadership and direction for the Corporation in establishing and maintaining a high standard of corporate ethics and integrity.

Major Duties

The major duties of the Board are to:

1.
Foster the long-term success of Suncor Energy. Commit to the enterprise and acknowledge that the best interests of Suncor Energy and its shareholders must prevail over any individual business interests of the membership of the Board. Represent and safeguard the interests of all shareholders while recognizing that the interests of employees, customers, suppliers, and especially the general public must also be taken into account for the enterprise to continue being able to serve its owners. Monitor and work to improve return on, security of, and prospects for enhancement of the value of shareholder investment.

2.
Determine and control in broad terms the purposes, goals, activities and general characteristics of Suncor Energy. These duties range from establishing objectives, scope of operations, and fundamental strategies and policies and annually approving Suncor's annual budget and the strategies reflected in its long range plan, to declaring dividends, approving annual budgets, major capital investments, mergers and acquisitions, issuance or retirement of stock, and other specific actions that are likely to have a substantial effect on the Corporation or that the Board is legally required to take.

3.
Review with management the mission of the Corporation, its objectives and goals, and the strategies whereby it proposes to achieve them. Monitor the Corporation's progress toward its goals and plans, and assume responsibility to revise and alter the Corporation's direction where warranted.

4.
Appoint a CEO, monitor and evaluate his performance, provide for adequate succession to that position, and replace the CEO when appropriate. Appoint as well the other officers of the Company, and in respect of the senior officers, monitor their performance, that there is adequate succession to their positions, and that they are replaced when appropriate.

5.
Ensure that the CEO is providing for achievement of acceptable current financial results relative to corporate objectives, budgets, and the economic environment, and the development of resources necessary to future success. These resources include:

•
management competence, organization and depth;

•
technology in exploration, production, mining, manufacturing, product design and product application;

•
fixed assets;

•
marketing capability – customer loyalty, distribution organization, market knowledge and so on;

•
work force and employee relations;

SUNCOR ENERGY INC. 2010 MANAGEMENT PROXY CIRCULAR 55

  •
  financial resources, including relations with the financial community; and

  •
  reputation.

6.
Establish an overall compensation policy for the Company and monitor its implementation with special attention devoted to the executive group. Review the policy from time to time to ensure that it continues to be appropriate.

7.
Oversee corporate financial operations, including:

•
capital structure management, maintaining reasonable financial flexibility and safety while achieving an appropriate return on equity;

•
financial results reporting;

•
allocation of assets, providing for increasing investment in areas of high return while withdrawing funds from areas producing inadequate returns;

•
maintaining access to suitable sources of new capital;

•
pension funds and other major employee benefit programs;

•
dividend pay-out policy and action;

•
selection of outside auditors for approval by the shareholders; and insurance.

8.
Identify the principal risks of the Company's business and ensure implementation and monitoring of systems to effectively manage these risks.

9.
Ensure that processes are in place to monitor and maintain the integrity of the Company's internal control and management information systems.

10.
Ensure that the Company has in place appropriate environmental, health and safety policies, having regard to legal, industry and community standards, and ensure implementation of management systems to monitor the effectiveness of those policies.

11.
Ensure that systems are in place for communication and relations with stakeholder groups, including, but not limited to, shareholders; the investing public; government; employees; the financial community; and the communities in which Suncor Energy operates. Ensure that measures are in place for receiving feedback from stakeholders, including toll free telephone and internet email communication channels that are adequately resourced to respond to appropriate enquiries. Monitor system effectiveness and significant sensitive and legally required communications.

12.
Ensure that the Company has systems in place which accommodate stakeholder feedback.

13.
Collectively and individually respond constructively to requests for advice and assistance from the CEO. Provide leadership and policy direction to management with a view to establishing and maintaining a high standard of legal and ethical conduct for the Company, by:

•
taking reasonable steps to ensure that Suncor Energy complies with applicable laws and regulations, and with its constating documents, including Articles and By-laws, and operates to high ethical and moral standards; — being on the alert for and sensitive to situations that could be considered illegal, unethical or improper, and taking corrective steps;

•
establishing the means of monitoring performance in this area with assistance of legal counsel;

•
approving and monitoring compliance with key policies and procedures by which the Company is operated; — complying with the legal requirements, including those pursuant to the Canada Business Corporations Act, applicable to corporate boards of directors, including, without limitation, the duty to act honestly and in good faith with a view to the best interests of the Company, and the duty to exercise the care, diligence and skill that reasonably prudent people exercise in comparable circumstances.

14.
Manage Board operations, including, without limitation:

•
subject to any required shareholder approval, fix the size of the Board, review its composition and, when appropriate, identify new nominees to the Board;

•
elect a Chairman, appropriate committees and Committee Chairs;

•
define the duties of the Chairman of the Board and the committees;

•
determine when and where the Board meets;

•
influence the structuring of agendas and how meeting time is spent; and

•
meet legal requirements with respect to corporate administration.

56 SUNCOR ENERGY INC. 2010 MANAGEMENT PROXY CIRCULAR

APPENDIX A TO THE TERMS OF REFERENCE – FINANCIAL LITERACY AND EXPERTISE

For the purpose of making appointments to the Company's Audit Committee, and in addition to the independence requirements, all Directors nominated to the Audit Committee must meet the test of Financial Literacy as determined in the judgment of the Board of Directors. Also, at least one director so nominated must meet the test of Financial Expert as determined in the judgment of the Board of Directors.

Financial Literacy

Financial Literacy can be generally defined as the ability to read and understand a balance sheet, an income statement and a cash flow statement. In assessing a potential appointee's level of Financial Literacy the Board of Directors must evaluate the totality of the individual's education and experience including:

•
The level of the person's accounting or financial education, including whether the person has earned an advanced degree in finance or accounting;

•
Whether the person is a professional accountant, or the equivalent, in good standing, and the length of time that the person actively has practiced as a professional accountant, or the equivalent;

•
Whether the person is certified or otherwise identified as having accounting or financial experience by a recognized private body that establishes and administers standards in respect of such expertise, whether that person is in good standing with the recognized private body, and the length of time that the person has been actively certified or identified as having this expertise;

•
Whether the person has served as a principal financial officer, controller or principal accounting officer of a company that, at the time the person held such position, was required to file reports pursuant to securities laws, and if so, for how long;

•
The person's specific duties while serving as a public accountant, auditor, principal financial officer, controller, principal accounting officer or position involving the performance of similar functions;

•
The person's level of familiarity and experience with all applicable laws and regulations regarding the preparation of financial statements that must be included in reports filed under securities laws;

•
The level and amount of the person's direct experience reviewing, preparing, auditing or analyzing financial statements that must be included in reports filed under provisions of securities laws;

•
The person's past or current membership on one or more audit committees of companies that, at the time the person held such membership, were required to file reports pursuant to provisions of securities laws;

•
The person's level of familiarity and experience with the use and analysis of financial statements of public companies; and

•
Whether the person has any other relevant qualifications or experience that would assist him or her in understanding and evaluating the Corporation's financial statements and other financial information and to make knowledgeable and thorough inquiries whether:

•
The financial statements fairly present the financial condition, results of operations and cash flows of the company in accordance with generally accepted accounting principles; and

•
The financial statements and other financial information, taken together, fairly present the financial condition, results of operations and cash flows of the Company.

Audit Committee Financial Expert

An "Audit Committee Financial Expert" means a person who in the judgment of the Company's Board of Directors, has following attributes:

a.
an understanding of Canadian generally accepted accounting principles and financial statements;

b.
the ability to assess the general application of such principles in connection with the accounting for estimates, accruals, and reserves;

c.
experience preparing, auditing or analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by Suncor's financial statements, or experience actively supervising one or more persons engaged in such activities;

d.
an understanding of internal controls and procedures for financial reporting; and

e.
an understanding of audit committee functions.

A person shall have acquired the attributes referred to in items (a) through (e) inclusive above through:

a.
education and experience as a principal financial officers, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of similar functions;

b.
experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions;

c.
experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or

d.
other relevant experience.

SUNCOR ENERGY INC. 2010 MANAGEMENT PROXY CIRCULAR 57

SCHEDULE F: POSITION DESCRIPTION FOR INDEPENDENT BOARD CHAIR

The following principles shape the position description and duties for the chair of the Board of Directors of Suncor Energy Inc.:

•
The Board's overarching duty is to supervise the management of Suncor's business and affairs.

•
Suncor is committed to establishing and maintaining a well developed governance process involving the Board, Board committees and management.

•
Active involvement and substantive debate are encouraged.

•
The Board supports the separation of the role of chair from the role of CEO.

•
The Board is involved in strategic policy issues.

•
The Board will strive to be the best.

With the foregoing in mind, the framework for Board chair will be:

•
The chair of the Board is the chief officer of the Board, appointed annually by the Board with remuneration as determined by the Board. The chair is not an employee or officer of the corporation and will be independent of management. The chair will foster and promote the integrity of the Board and a culture where the board works harmoniously for the long-term benefit of the corporation and its shareholders.

•
The chair will preside at meetings of the Board and at meetings of the shareholders of the corporation, as provided for in the by-laws of the corporation.

•
The chair will serve on the Governance Committee of the Board. The committee, by its mandate, assists the Board in matters pertaining to governance, including the organization and composition of the Board, the organization and conduct of Board meetings and the effectiveness of the Board of Directors, Board committees, and individual directors, in fulfilling their responsibilities. The chair is also, by standing invitation, an ex-officio of those committees of the Board of which he is not a listed member.

•
The chair will be kept well informed on the major affairs and operations of the corporation, on the economic and political environment in which it operates and will maintain regular contact with the chief executive officer and other senior executive officers of the corporation.

The accountabilities of the chair include:

Shareholder Meetings

•
Subject to the by-laws, chair all shareholder meetings.

•
Review and approve minutes of all shareholder meetings.

Manage the Board

•
Subject to the by-laws, chair all Board meetings.

•
Provide leadership to the Board.

•
In conjunction with the Governance Committee, ensure that processes to govern the Board's work are effective to enable the Board to exercise oversight and due diligence in the fulfillment of its mandate.

•
Identify guidelines for the conduct and performance of directors.

•
Manage director performance.

•
With the assistance of the corporate secretary and chief executive officer, oversee the management of Board administrative activities (meeting schedules, agendas, information flow and documentation).

•
Facilitate communication among directors.

•
Attend committee meetings as deemed appropriate.

•
Review and approve minutes of all Board meetings prior to presentation to the Board for approval.

Develop a More Effective Board

•
Working with the Governance Committee, plan Board and Board committee composition, recruit directors, and plan for their succession.

58 SUNCOR ENERGY INC. 2010 MANAGEMENT PROXY CIRCULAR

•
Working with the Governance Committee, participate in the Board effectiveness evaluation process and meet with individual directors to provide constructive feedback and advice.

•
Review any change in circumstance of individual directors and determine whether directors' other commitments conflict with their duties as directors of Suncor; review requests from the CEO to sit on the Board of Directors of outside business organizations.

•
Review and approve requests from directors under the Board's Directors Continuing Education Policy.

Work with Management

•
Support and influence strategy.

•
With the assistance of the Human Resources and Compensation Committee, lead the Board in evaluating the performance of the CEO.

•
Review the CEO's expenses on a quarterly basis.

•
Build relationships at the senior management level.

•
Provide advice and counsel to the CEO.

•
Serve as an advisor to the CEO concerning the interests of the Board and the relationship between management and the Board.

Liaise with Stakeholders

•
Share Suncor's views with other boards and organizations when required.

•
Although primary responsibility for the corporation's relationships with the financial community, the press and other external stakeholders rests with the chief executive officer, the chairman may be requested, from time to time, to attend meetings with outside stakeholders.

SUNCOR ENERGY INC. 2010 MANAGEMENT PROXY CIRCULAR 59

SCHEDULE G: DIRECTOR INDEPENDENCE POLICY AND CRITERIA

Background

Corporate governance guidelines provide that boards should have a majority of independent directors, and that the board chair should be an independent director.

The purpose of this independence policy and criteria is to state the criteria by which Suncor's Board determines whether each of its directors is or is not independent.

Independence Policy

Pursuant to the terms of reference for Suncor's Board of Directors, a majority of the Board of Directors must be independent, and in addition, the Audit, Governance and HR&C Committees, shall be comprised solely of independent directors. The Governance Committee will conduct an annual review of the status of each director and director nominee in light of the following criteria for independence, and will recommend to the Board in order that the Board may affirmatively determine the status of each such individual. In making independence determinations, the Board shall consider all relevant facts and circumstances. Material relationships can include commercial, industrial, banking, consulting, legal, accounting, charitable and familial relationships. The key concern when assessing independence is independence from management.

Independence Criteria

A director of Suncor will be considered independent only if the Board has affirmatively determined that the director has no material relationship with Suncor, either directly or as a partner, shareholder or officer of an organization that has a material relationship with Suncor. A "material relationship" is one which could, in the view of Suncor's Board, be reasonably expected to interfere with the exercise of the director's independent judgment (CSA National Instrument 52-110).

Notwithstanding the foregoing, a director will NOT be considered independent if:

•
The director is, or has been within the last three years, an employee or executive officer of the corporation, or an immediate family member (1) is or has been within the last three years, an executive officer, of the corporation.

•
The director has received, or an immediate family member has received, during any 12-month period within the last three years, more than $75,000 in direct compensation from Suncor, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service) and other than compensation received by any immediate family member for service as an employee of Suncor (other than an executive officer).

•
The director or an immediate family member is a current partner of a firm that is the corporation's internal or external auditor; a director is a current employee of such a firm; or a director's immediate family member is a current employee of such a firm and participates in the firm's audit, assurance or tax compliance (but not tax planning) practice; or a director or an immediate family member who was within the last three years (but is no longer) a partner or employee of such a firm and personally worked on the corporation's audit within that time. For the purposes of this point ONLY, "immediate family member" means only a spouse, minor child or stepchild, adult child or stepchild sharing a home with the director.

•
The director or any immediate family member is or has been within the last three years employed as an executive officer of another corporation where any of Suncor's current executive officers at the same time serve on that corporation's compensation committee.

•
The director is a current employee, or an immediate family member is a current executive officer, of a corporation that has made payments to, or received payments from, the corporation, for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of $1 million, or 2% of such other corporation's consolidated gross revenues.

•
Contributions to tax exempt organizations shall not be considered "payments" for the purposes of these rules, provided that Suncor shall disclose in its proxy circular such contributions made to any tax exempt organization in which a director serves as an executive officer, if within the preceding three years, contributions in any single fiscal year from the corporation to the organization exceeded the greater of $1 million, or 2% of such organization's consolidated gross reserves.

(1)
Unless otherwise noted, "immediate family member" is defined to include a person's spouse, parents, children, siblings, mothers and fathers in law, sons and daughters in law, brothers and sisters in law, and anyone other than domestic employees who shares such person's home.

•
For Audit Committee members only, in order to be considered independent, a member of an Audit Committee may not, other than in his or her capacity as a member of the Audit Committee, the Board of Directors or any other Board committee, accept directly or indirectly any consulting, advisory, or other compensatory fee from Suncor, provided that compensatory fees do not include the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation)

60 SUNCOR ENERGY INC. 2010 MANAGEMENT PROXY CIRCULAR

  for prior service with the corporation provided that such compensation is not contingent in any way on continued service; and in addition, shall not be an affiliated person of Suncor or any of its subsidiaries.

A director of Suncor will not be considered to have a material relationship with Suncor solely because the individual or his or her immediate family member:

•
Has previously acted as an interim CEO of Suncor; or

•
Acts, or has previously acted, as chair or vice chair of the Board of Directors of any Board committees on a part-time basis; or

•
Sits on the Board of Directors or as a trustee or in an equivalent capacity, of another corporation, firm or other entity, which has a business relationship with Suncor, provided that the individual's remuneration from the other entity is not personally material to that individual, the individual is not involved in negotiating, managing, administering or approving contracts between Suncor and the other entity, and the individual otherwise is in compliance with the Board's conflict of interest policy with respect to contracts between Suncor and that other entity.

SUNCOR ENERGY INC. 2010 MANAGEMENT PROXY CIRCULAR 61

If you are looking for Suncor's 2009 annual report and you haven't received it in the mail, you may not have confirmed you wanted to receive it. Our 2009 annual report is available electronically on
Suncor's web site at www.suncor.com. Or if you would like to receive a printed copy, please call 1-800-558-9071.

Box 38, 112 - 4th Avenue S.W., Calgary, Alberta, Canada T2P 2V5 tel: (403) 269-8100 fax: (403) 269-6217 info@suncor.com www.suncor.com

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EXHIBIT 99.1 NOTICE OF MEETING, INVITATION LETTER TO SHAREHOLDERS AND MANAGEMENT PROXY CIRCULAR, DATED MARCH 5, 2010